UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 1-39595

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NERDY INC.

(Exact name of registrant as specified in its charter)

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Delaware	**98-1499860**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8001 Forsyth Blvd., Suite 1050
St. Louis, Missouri 63105
(Address of Principal Executive Offices) (Zip Code)

(314) 412-1227
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	NRDY	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the registrant's Class A common stock, par value $0.0001 per share, held by non-affiliates as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $98,721,871.

Indicate the numbers of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Class A common stock, par value $0.0001 per share - 124,219,824 shares of common stock as of February 12, 2026
Class B common stock, par value $0.0001 per share - 64,376,961 shares of common stock as of February 12, 2026

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement for its 2026 annual meeting of stockholders, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Cautionary Note on Forward-Looking Statements		1
Summary of Risk Factors		2

PART I

Item 1.	Business	4
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	34
Item 1C.	Cybersecurity	34
Item 2.	Properties	35
Item 3.	Legal Proceedings	36
Item 4.	Mine Safety Disclosures	36

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	37
Item 6.	[Reserved]	37
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	38
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	45
Item 8.	Financial Statements and Supplementary Data	46
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	75
Item 9A.	Controls and Procedures	75
Item 9B.	Other Information	75
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	76

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	77
Item 11.	Executive Compensation	77
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	77
Item 13.	Certain Relationships and Related Transactions, and Director Independence	77
Item 14.	Principal Accountant Fees and Services	77

PART IV

Item 15.	Exhibits and Financial Statement Schedules	78
Item 16.	Form 10-K Summary	80
Signatures		81

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain statements in this report may constitute "forward-looking statements" for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team's expectations, hopes, beliefs, intentions, or strategies regarding the future. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "approximately," "believes," "contemplates," "continues," "could," "estimates," "expects," "intends," "may," "might," "outlook," "plans," "possible," "potential," "predicts," "projects," "should," "seeks," "will," "would," and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Our financial condition, results of operations, and cash flows may differ materially from those in the forward-looking statements as a result of various factors, including:

- our offerings continue to evolve, which makes it difficult to predict our future financial and operating results;

- our level of indebtedness, which could adversely affect our financial condition;

- our operating activities may be restricted as a result of covenants related to our term loan and failure to comply with these covenants could have a material adverse effect on us;

- our history of net losses and negative operating cash flows, which could require us to need other sources of liquidity;

- risks associated with our ability to acquire and retain customers, operate, and scale up our Consumer and Institutional businesses;

- risks associated with our intellectual property, including claims that we infringe on a third-party's intellectual property rights;

- risks associated with our classification of some individuals and entities we contract with as independent contractors;

- risks associated with the liquidity and trading of our securities;

- risks associated with payments that we may be required to make under the tax receivable agreement;

- litigation, regulatory, and reputational risks arising from the fact that many of our Learners are minors;

- changes in applicable law or regulation;

- the possibility of cyber-related incidents and their related impacts on our business and results of operations;

- risks associated with the development and use of artificial intelligence and related regulatory uncertainty;

- the possibility that we may be adversely affected by other economic, business, and/or competitive factors;

- risks associated with managing our growth; and

- other risks and uncertainties included under "Risk Factors" in Part I, Item 1A of this report.

The forward-looking statements in this report are based on information available as of the date of this report and current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under "Risk Factors" in Part I, Item 1A of this report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results may be materially different from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

SUMMARY OF RISK FACTORS

We are subject to a variety of risks and uncertainties, including those highlighted under "Risk Factors" in Part I, Item 1A of this report, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could adversely affect our financial condition, results of operation, and cash flows. These risks include, but are not limited to, the following:

Risks Related to Our Business Model, Operations, and Growth Strategy

- Our offerings continue to evolve, which makes it difficult to predict our future financial and operating results, and we may not achieve our expected financial and operating results in the future;

- We have incurred significant net losses and generated negative operating cash flows since our formation, and it may be difficult for us to achieve and maintain profitability;

- Economic conditions, including slower growth or recession, may adversely affect our business, results of operations, and financial condition by reducing demand for the services provided on our platform;

- We contract with some individuals and entities classified as independent contractors, not employees, and if federal or state law mandates that they be classified as employees, our business may be adversely impacted;

- Our business depends heavily on the adoption of our offerings by new and existing customers. If we fail to attract new Learners or retain existing Learners, our revenue growth and profitability may be adversely impacted;

- We rely on our new and existing Learners to drive utilization and to generate revenue;

- Our financial performance depends heavily on Learner retention within our offerings, and factors influencing Learner retention may be out of our control;

- Many of our Learners are minors, which may subject us to significant and/or heightened litigation risks, regulatory scrutiny, and reputational damage;

- Our reputation and brand, and the network effects among Experts and Learners on our platform are important to our success, and if we are not able to maintain and continue developing our reputation and brand, and the network effects, our business, financial condition, and results of operations could be adversely affected;

- We may be exposed to claims and losses, including class action lawsuits, brought by or on behalf of our Learners or Experts, which could have a material adverse effect on our business;

- If we are not successful in scaling up our Institutional offering to educational systems, we could suffer losses and our results of operations could suffer;

- Contracts with education systems present unique risks and uncertainties that are not present when selling directly to Learners;

- We expect to continue to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, the success of our business model may be compromised;

- Computer malware, viruses, hacking, phishing attacks, spamming, and other cyber-related incidents could harm our business and results of operations;

- We depend on third-party vendors, tools, and platforms for services, including but not limited to hosting, discovery, advertising, delivering content, and more;

- We face competition from established as well as other emerging companies and technologies, which could divert customers to our competitors, result in pricing pressures, and significantly reduce our revenue;

- Our use of machine learning and artificial intelligence or AI technologies in our offerings and business may result in reputational harm, liability, or other unforeseen adverse consequences; and

- We have historically generated negative cash flows from operations and may need additional capital in the future to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to grow our business.

Risks Related to Regulations

- Changes in laws or regulations relating to consumer data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business.

Risks Related to Our Indebtedness

- Our operating activities may be restricted as a result of covenants related to our Term Loan, which we may be required to repay in the event of default, which could have a materially adverse effect on our business; and

- Our level of indebtedness and debt service obligations could adversely affect our financial condition and may make it more difficult for us to fund our operations.

Risks Related to Intellectual Property

- We operate in an industry with extensive intellectual property litigation, and we have been, and may be in the future, subject to claims related to a violation of a third-party's intellectual property rights. Such claims against us or our important vendors and suppliers, even where meritless, can be costly to defend and may hurt our business, results of operations, and financial condition; and

- Failure to adequately protect our intellectual property and other proprietary rights could adversely affect our business, results of operations, and financial condition.

Risks Related to Ownership of Class A Common Stock, Our Status as a Public Company, and the Tax Receivable Agreement

- The trading price of the shares of Class A Common Stock may be volatile, and purchasers of the Class A Common Stock could incur substantial losses;

- Charles Cohn, our Founder, Chairman, President, and Chief Executive Officer, beneficially owns a significant portion of our common stock and has significant influence over us;

- We may be required to make payments under the tax receivable agreement for certain tax benefits that we may claim, and the amounts of such payments could be substantial;

- In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the tax receivable agreement; and

- We will not be reimbursed for any payments made under the tax receivable agreement in the event that any tax benefits are subsequently disallowed; and

- Our failure to meet the New York Stock Exchange's continued listing requirements could result in a delisting of our Class A Common Stock.

Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our businesses, financial condition, results of operations, and cash flows.

PART I

ITEM 1.   BUSINESS.

Unless otherwise stated or the context otherwise indicates, all references in this Form 10-K to "Nerdy," "the Company," "us," "our," or "we" mean Nerdy Inc. and its consolidated subsidiaries.

Business Overview

We operate a next-generation live tutoring and intervention platform that leverages the power of human expertise with advanced artificial intelligence ("AI") to personalize learning, accelerate student achievement, and empower educators. Our mission is to transform the way people learn through technology. Our purpose-built proprietary platform leverages technology, including AI, to connect students, users, parents, guardians, and purchasers ("Learner(s)") of all ages to tutors, instructors, subject matter experts, educators, and other professionals ("Expert(s)"), delivering superior value on both sides of the network. Our comprehensive learning destination provides learning experiences across numerous subjects and multiple formats, including one-on-one instruction, small group tutoring, large format classes, chat, essay review, adaptive assessments, and self-study tools. Our flagship business, Varsity Tutors LLC ("Varsity Tutors"), is one of the nation's largest platforms for live online tutoring and classes. Our solutions are available to Learners either directly through Learning Memberships ("Consumers") and through education systems ("Institutions"). Our platform offers Experts the opportunity to generate income from the convenience of home, while also increasing access for Learners by removing barriers to high-quality live online learning. Our offerings also include *Varsity Tutors for Schools*, a product suite that leverages our next-generation live tutoring and intervention platform capabilities to offer high-dosage tutoring and our online learning solutions to Institutions. We have built a diversified business across multiple audiences, including: K-8, High School, College, Graduate School, and Professional.

Our Two-Sided Network

Nerdy connects Learners of all ages with the Experts they need to advance and develop in-demand skills, pass critical exams and certifications, excel academically, and live up to their potential. Nerdy allows people to learn online in thousands of subjects, when they want, from the convenience of home, school, and any other location at the click of a button.

Learners

We serve a diverse population of audiences across the entire learning life cycle from pre-kindergarten ("pre-k") all the way through professional. Learners use our platform for a broad set of purposes:

- to proactively improve their academic performance;

- to remediate academic underperformance;

- for enrichment to learn about a subject they are passionate about or to advance a foundational skill they want to develop;

- to learn new professional and technical skills;

- to obtain professional and technical designations and certifications; and

- to maximize their chances of admission into their school or program of choice, spanning private schools, to undergraduate programs, to graduate school, and beyond.

Our value proposition for Learners

- *Trust*: We are relentlessly focused on delighting our Learners and building a powerful brand founded on the principle of trust. It is our objective that Learners believe that Nerdy is a trusted online learning destination.

- *Quality Experience*: Learners choose our platform because of the superior learning experience we provide and the intuitive and purpose-built technology we offer to interact with the Experts. Our AI-powered Learner-Expert matching engine intelligently matches Learners with Experts who best fit their specific needs in order to deliver effective live learning. Additionally, Learners benefit from our modern, AI-enabled technology and learning tools, including adaptive testing capabilities, that support a collaborative interaction and optimize the learning experience.

- *Convenience*: Our platform makes learning engaging and accessible. Learners can access thousands of Experts on our platform using numerous devices, providing them with the ability to learn across our various learning formats anytime and from anywhere, including at pre-scheduled times and on-demand.

- *Long-Term, Consistent Learning*: We have developed products that have created an opportunity to develop longer and more all-encompassing relationships that span academic calendar years, subjects, and learning formats.

- ***Purpose-Built Technology***: Our platform was designed specifically for learning with interactive technology tools such as two-way video, collaborative work-spaces, recording and replay capabilities, and adaptive diagnostic testing, as well as integrated personalization features to facilitate instruction and provide a more engaging and enjoyable experience to Learners.

- ***Expansive Range of Subjects***: We are focused on providing breadth and depth in our subject catalog. The thousands of subjects we currently offer our Learners serve their needs across the entire learning lifecycle.

- ***Learning Across Multiple Formats***: Our subscription offerings combine all of our products into a singular solution with all-inclusive pricing, making it easy and affordable for Learners to engage in multiple learning formats.

- ***Cost Effective***: We believe we provide the best value for our Learners by offering a cost-effective and superior learning experience in comparison to traditional offline learning models. The flexibility of access provided by our platform along with the expansive subject catalog and multi-format learning experience at varying price points alleviates the inefficiencies of legacy models.

Experts

Our platform attracts highly qualified and experienced Experts who are passionate about helping people learn and interested in earning supplemental income in a flexible and convenient manner. They come from varied backgrounds, including teachers, professors, professionals, graduate and college students, retirees, and self-employed individuals. Our rigorous multi-step interview and vetting process leverages technology, including AI and process automation, and conditional human review for candidate evaluation. This confluence of technology, process automation, and AI allows us to source high quality Experts at scale with minimal human labor, making the process highly scalable and efficient. We have strong and growing engagement in the Expert network, and have the ability to scale with demand.

Our value proposition for Experts

- ***Large Learner Population, Strong Income Potential, More Convenient***: Our platform empowers Experts with the convenience of immediate access to a large audience of Learners, providing the opportunity for meaningful supplementary earnings without the required effort to find new customers and without geographical constraints.

- ***Consistent Opportunities***: Consumer demand trends toward recurring, 'always on' relationships has also impacted how Experts interact with our platform. As a result of our subscription-based business, Experts have the ability to develop deeper relationships that allow for more consistent revenue-generating opportunities.

- ***Flexibility***: As the modern workforce mindset shifts toward flexibility and choice, our platform empowers Experts to work where, when, and how they want, giving them convenience and control over their work schedule.

- ***Purpose-Built Technology***: Our platform empowers Experts with interactive technology features such as two-way video, collaborative work-spaces, recording and replay capabilities, and adaptive diagnostic testing, as well as integrated, AI-enabled personalization features to make delivering online instruction easy.

- ***Frictionless Payment Processing***: We ensure the Experts are paid on-time and securely with frequent payments, alleviating administrative burden and hassle and allowing them to focus on helping Learners learn.

Industry Background and Key Trends

There are several favorable trends in the learning market that make our platform and proposition appealing on both sides of the network and we believe that our business will disproportionately win as these category dynamics shift.

- ***Secular Digitization of Learning and the Impact of AI***: We believe the learning industry is undergoing a rapid digital transformation. Technology, including AI, has lowered the barriers for individuals to access learning opportunities and connect with Experts on a global scale and is removing the inefficiencies of in-person interactions, increasing affordability, extending geographic access, and providing flexibility and convenience through on-demand online models. We leverage both internally developed and externally licensed capabilities related to AI and machine learning, which allows large data sets to be leveraged and understood in a way that can generate substantial insights that drive the personalization of the learning experience. We believe increased AI-enabled connectivity between Learners, Experts, and other key stakeholders is substantially improving the user experience and enabling personalized learning at scale.

- ***Consumerization of Learning***: The transition in parents' and modern Learners' preferences towards finding, curating, and managing their own learning is reshaping the learning markets and contributing to the digitization of learning. As a result of this shift in consumer behavior, learning providers have emerged that focus on direct-to-consumer models making learning resources, including live learning, available broadly and on-demand. By providing numerous learning

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formats to help Learners access top Experts across multiple formats, our platform empowers both Learners and Experts to have more agency, optimize interactions, and enhance their learning and instructing experience.

- *Demand for Long-Term, Consistent Learning*: Learners are expressing interest in supplemental learning solutions that support a more consistent use pattern over extended periods of time and a default to recurring, 'always on' relationships.

- *Learning Loss and Chronic Absenteeism*: The National Center for Education Statistics ("NCES") publishes what is known as the "Nation's Report Card", and results have shown that students have fallen behind in reading and math. Meanwhile, "chronic absenteeism", which is defined as the percentage of students absent more than 10% of school days, remains above pre-pandemic figures. These problems, combined with the growing broad bipartisan recognition that high-dosage tutoring is a highly effective way to address the issue, is leading to an acceleration in market activity, with multiple states focused on rolling out state-funded, statewide tutoring programs.

- *Changing Workforce Dynamics*: The advent of technology has dramatically changed how people view work, and platforms that enable interactions directly between providers and consumers are disrupting traditional, antiquated models. The shifting mindset of today's workforce towards seeking flexibility, freedom, and personal fulfillment has enabled transformation of several categories in recent years. We believe these dynamics will also fundamentally change the way people learn. We have a significant opportunity to leverage technology to connect highly qualified Experts directly to Learners of all ages and to enable high quality live learning at scale.

- *Shift to Lifelong and Skills-Based Learning*: Our economy has evolved to a knowledge-based economy, with employers competing for workers with the most job-appropriate and up-to-date skill sets. Additionally, technological advancements and their resulting transformational changes across industries are impacting skill requirements in today's workplace. As a result, today's workforce needs to constantly learn new concepts and skills to keep pace with fast-changing job requirements without the heavy penalty of having to temporarily exit the workforce. Our learning platform is ideally positioned to provide today's professionals the flexibility to continue their learning journey at their convenience while acquiring the requisite skills across a vast range of subjects and multiple learning modalities, and also provide their employers with a return on their investment.

Our Solution - A Comprehensive Online Learning Destination

We built Nerdy and our flagship business, Varsity Tutors, to be a leading, multi-format, online learning destination. Our platform-oriented approach to growth allows us to leverage the shared capabilities we have developed - that serve as building blocks that can be modified for different markets and audiences - and allows us to efficiently enter new markets and modify our product offerings to the unique aspects of each group of Learners. In doing so, we're able to build solutions that leverage the latest AI-enabled technologies, improve quality, decrease cost, improve convenience, and meet the needs of Learners by enabling access to high quality live learning, and other powerful learning resources.

Our Next-Generation Live Tutoring and Intervention Platform

We believe AI is allowing us to rapidly develop transformative experiences involving the real-time generation of educational content with near zero marginal costs and improving our ability to deliver live human interaction and personalized learning at scale. With the use of generative AI for content creation, we have been able to rapidly expand the content depth of our learning resources in our most in-demand subjects. Led by our founder and CEO, we recently rethought every aspect of how we build products and software. We've rebuilt key aspects of our core infrastructure from scratch using AI-assisted software development, preserving essential business logic and data while migrating to modern, decoupled systems. We now have nearly 100% of our traffic on new codebases written with AI, and in the near future, we anticipate our back-end legacy systems will be fully decoupled, allowing us to integrate AI more deeply across the platform and launch new interactive, context-aware experiences in a fraction of the time and with a fraction of the effort.

This reinvention has delivered tangible results to date. Our Live Learning Platform 2.0 combines the limitless powers of AI with expert human instruction to efficiently drive results. It is a leap forward that modernizes the learning experience, and it features a collaborative workspace with 2-way video, subject-specific tools, file uploads, and more. We also rolled out brand new student and tutor experiences, with launches of entirely new and unified experiences that bring all products together into a cohesive interface. Our integrated Practice Hub and 250+ subjects' worth of content and tools are now integrated into both the Learner experience and our Live Learning Platform 2.0. This enables content and AI tools to enhance the entire customer journey and fully leverage the personalization and enhancements that AI makes possible. Other AI-driven wins included better site conversion on our new homepage and a significant drop in tutor replacement rate via new AI vetting of tutors with interactive conversational AI interviews that have automated our tutor applicant review, boosting new-tutor quality and the quality of matches which we believe will lead to meaningful retention improvements.

Looking ahead, we will continue to invest in improving our capabilities and technology architecture, as well as in developing new solutions that can be leveraged across new markets and audiences. Importantly, the investments we make to support a learning solution for one audience can be scaled to apply to new audiences, resulting in returns that are multiples of our initial investment.

Learning Memberships

Learning Memberships are an 'all access', subscription offering that aims to support Learners across academic calendar years, subjects, and learning formats. Learning Memberships include access to one-on-one instruction, live and recorded classes, self-study tools, college & career readiness resources, and adaptive assessments. Learning Memberships are for Learners of all ages, ranging from pre-k to college and professional Learners, and can be used in any subject, at any time. Memberships are helping transform our relationship with customers into one that is recurring in nature and spans subjects and learning formats. The model encourages ongoing consistent learning over longer periods of time, which we believe can lead to significant improvements in customer engagement and lifetime value.

We continue to focus on enhancing the Learning Membership experience by modernizing and unifying the new student user experience across the entire platform, streamlining the onboarding experience to drive higher levels of engagement earlier in the customer learning journey, making it easier for customers to manage their tutoring relationships, and improving discoverability of the breadth of our learning tools. From many years of experience, we believe that when customers engage more deeply with our products, including across multiple learning formats, multiple subjects, or multiple students per household, it is highly predictive of stronger long-term retention and higher lifetime value of those customers. Upgrades to the digital experience for Learners are in service of that ultimate outcome and are aimed at increasing engagement across each of those vectors.

Live+AI™

Our Live+AI™ Platform offers a customizable set of solutions allowing learning to be 'always on' and available for Learners. By offering a comprehensive suite of learning solutions, Institutions can add services and product offerings over time as needs evolve, allowing Nerdy to be a long-term partner to Institutions as they seek recurring and durable relationships.

Our Live+AI™ offering leverages the technology infrastructure and product capabilities originally developed for our Consumer business, providing a single, unified platform that allows Institutions to roster entire student bases and deploy solutions for different segments of students.

We have built access and subscription-based products for our Institutional business that are oriented toward providing district-wide solutions that can be deployed across entire student and teacher populations, significantly widening the impact we can have with our school district partners.

As part of our partnerships with Institutions, we provide access to the *Varsity Tutors for Schools* platform. Our comprehensive, unified platform access includes 24/7 chat-based tutoring, essay review & coaching, live academic and enrichment classes, SAT and ACT test prep classes, self-study tools, and adaptive assessments. Student engagement with our platform has demonstrated the relevance of our offering and the growing need for student support beyond the traditional classroom. The breadth of the resources included in the platform allows us to serve a much broader set of needs for our Institutional partners and greatly expands the number of students we can impact within school districts.

Our high-dosage tutoring products provide *Varsity Tutors for Schools* with a comprehensive product portfolio capable of meeting the tutoring needs of school districts by providing flexible implementation models that meet the common use cases districts encounter, allowing them to better serve students and their community. We believe the simplification and evolution of our product suite positions us to attract new Institutional customers to the offering while also building deeper and larger relationships with existing ones.

Our Growth Strategy

We have multiple growth vectors that we believe will enable us to further scale our platform by attracting and retaining more Learners and Experts through deeper and more meaningful relationships.

As a leading provider of live, online learning and one of the largest platforms for live, online learning in the U.S., we attract and help Learners across multiple audience segments and subjects. We are continually investing in broadening our existing catalog of subjects for audiences across the learning lifecycle, including live instruction solutions, as well as proprietary content used for adaptive assessments and self-study. We consistently invest in improving our capabilities, technology architecture, and developing new solutions that can be leveraged across new markets and audiences. We believe that as our range of subjects offered and audiences served through the platform grows across learning categories, our market presence and brand recognition will expand, driving more Learners and Experts to our platform.

Direct-to-Consumer Audience

Our comprehensive learning destination provides learning experiences across numerous subjects and multiple formats. We are focused on driving consumer awareness, further penetrating our core audiences, and continuing to improve the product and customer experience in order to further expand our appeal among our direct-to-consumer audience. As shown through our development of Learning Memberships, we are constantly exploring new methods of learning that will allow us to broaden our appeal to more Learners. We continue to evolve our services and products toward 'always on' recurring relationships with Learners that better serve our multiple direct-to-consumer audiences.

Institutional Audience

With recent advancements in technology, transforming the way people learn has never been more possible. We believe school administrators and educators are rethinking how they can deliver the best outcomes for students, looking for new solutions beyond the traditional approach, which historically solved learning demands primarily with internal and in-person resources. Educators and students now have the opportunity to embrace not only the wealth of digital content options available, but also the increasingly flexible and personalized learning experiences that drive student outcomes. Our high-dosage tutoring and Live+AI™ offerings leverage the technology infrastructure and product capabilities originally developed for our Consumer business, providing a single, unified platform that allows Institutions to roster entire student bases and deploy solutions for different segments of students. The offerings can be deployed across large populations in a scalable manner to meet the needs of specific populations. With the strategic investments we are making to adapt our platform for Institutions and school districts, we believe we are well-positioned to be the learning solution of choice. Our unique and scalable platform leverages millions of data points to deliver live, personalized learning, offering administrators and school officials a critical solution as they lead the next generation of Learners.

Product Innovation and Adaptation Supporting Changing Needs of our Audiences

We build new products and technology capabilities that we believe will enable us to better meet Learner and Expert needs in the future, support innovation, and help drive continued growth while further strengthening our competitive moat. As we gain further scale, our ability to leverage data to infuse more personalization throughout the experience compounds. This leads to improved retention, monetization, and organically driven growth of new Learners and Experts using the platform. It also allows us to more effectively enter new markets and serve new audiences. We continue to evolve and enhance our product experience to build relevance and find solutions to unmet needs across all of our audiences, which we expect will open up new avenues for growth and lifetime value expansion, and otherwise accelerate our product roadmap.

Seasonality

For information about the seasonality of our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report.

Competition

Although we have built a scaled and differentiated platform for live learning, we compete with a variety of competitors both online and offline. Within this market, there exist thousands of companies and hundreds of thousands of individuals that provide supplemental instruction and learning services. These span academics, test preparation, professional training and skills, adult learning, enrichment, and other categories. We believe that offline solutions are inferior to the online solution we have developed. Specifically, we believe that our platform is more efficient, convenient, effective, and affordable than most offline solutions. We believe this value proposition is a big factor in driving consumer adoption of online solutions like ours.

While we believe we are one of the few companies that offers a comprehensive destination for live learning online, we do compete with other direct-to-consumer and institutional solutions, including those that are developing their own AI products and technologies, as well as other companies whose broad AI offerings may nonetheless significantly impact education and learning. Consumers have a variety of choices in terms of competitive options, and some of these competitors are well capitalized. We believe that consumer awareness is one of the primary barriers to the adoption of our online solution. While we have scaled to millions of users with access to our platform, many Learners and Institutions in the U.S. are not aware of the online solutions we offer. We will continue to drive consumer awareness of the value and availability of our platform.

The offline market for live learning is large and fragmented. We compete for time and attention with many small and local businesses, small proprietorships, and larger national companies, including franchises. While we believe our online technology-driven solution offers significant benefits when compared to these offline options, we compete with them to attract Learners, Institutions, and Experts to our platform.

Human Capital

We are a remote-first company, which means that working remotely is the primary option for most of our employees. Much like online learning affords Learners the ability to find the best Experts for their needs irrespective of location, we believe a remote-first orientation enables us to access a significantly larger talent pool from which to hire, which can serve as a long-term competitive advantage. As of February 12, 2026, we had approximately five hundred full and part-time employees, none of whom are covered under a collective bargaining agreement. Additionally, we have agreements with approximately two hundred globally-sourced, independent contractors, who are primarily used in customer support, tutor operations, and engineering roles.

Talent Acquisition, Development, Engagement, and Retention

We believe that our employees are our greatest asset and place a premium on the importance of their retention, growth, and development. We offer competitive compensation, including salary and equity, and benefits packages to meet the needs of employees where we operate. All employees are offered training and development opportunities, including free classes and tutoring on our Live Learning Platform (for which they provide feedback on their experience with the platform, which helps us improve the platform).

Regulatory and Administrative Investigations, Audits, and Inquiries

We have in the past been, are currently, and may in the future be the subject of regulatory and administrative investigations, audits, and inquiries conducted by governmental agencies concerning the classification and compensation of Experts, data security, tax issues, unemployment insurance, workers' compensation insurance, business practices, and other matters. Results of investigations, audits, inquiries, and related governmental action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, or inquiry having a material impact on our business, financial condition, and results of operations, particularly in the event that an investigation, audit, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Regardless of the outcome, these matters can have an adverse impact on us in light of the costs associated with cooperating with, or defending against, such matters, reputational risks, and the diversion of management resources and other factors. For additional information regarding the impact of regulatory and administrative investigations, audits, and inquiries on our business and financial results, see "Risk Factors" in Part I, Item 1A of this report.

Government Regulation

There are a variety of regulations that apply to how we operate our business, including, for example, regulations related to marketing efforts (such as the CAN-SPAM Act of 2003, the Telephone Consumer Protection Act of 1991 ("TCPA"), Federal Trade Commission (the "FTC") guidelines related to communications with consumers, the Children's Online Privacy Protection Act ("COPPA"), and the Family Educational Rights and Privacy Act ("FERPA"), among others); regulations related to data privacy of consumers (such as the California Consumer Privacy Act ("CCPA") and the Student Online Personal Protection Act ("SOPPA") among others) and how we process such information (such as the CCPA and other similar legislation that is or may be enacted (including the California Privacy Rights and Enforcement Act of 2020 ("CPRA")), as well as data security and data breaches; regulations related to background checks as regulated by the Fair Credit Reporting Act ("FCRA") and similar state laws and new hire reporting (for employees and independent contractors depending on the state); and other federal, state, local, and foreign laws of general applicability to employers, direct-to-consumer companies, and companies in general (these laws, regulations, and standards govern issues such as worker classification, labor and employment, anti-discrimination, payments, whistleblowing and worker confidentiality obligations, personal injury, text messaging, subscription services, intellectual property, consumer protection and warnings, marketing, taxation, privacy, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application and website accessibility, money transmittal, and background checks).

There have been statutory changes and resulting ballot initiatives regarding independent contractor status that demonstrate certain sentiments among certain legislatures and the public (both favorable and unfavorable). There are also ongoing proposals as it relates to the classification of independent contractors in various states and cities, and there is potential for federal legislation regarding test(s) to determine whether independent contractors are properly classified by their putative employers. It is not possible to predict whether or when such legislative or judicial changes could or would be adopted or implemented, and there are certain proposals that, if adopted, could harm our business through a decrease in the number of Experts available through our platform or through a change to our unit level economics (in the event Experts are deemed to be employees). We may also run the risk of retroactive applications of new laws to our business model that could result in liability or losses. The Department of Labor published a final rule on independent contractor classification on January 10, 2024. The new rule changed the legal test used for classification of independent contractors under the Fair Labor Standards Act. We currently do not expect this rule making will impact the classification of our Experts as independent contractors.

We are also subject to data privacy and data security laws related to the personal information we collect from Learners and Experts. It is not possible to predict whether or when such legislation may be adopted in additional jurisdictions, and certain proposals, if adopted, could harm our business through a decrease in consumer registrations and revenue, or through a change in marketing strategies; however, a federal data privacy and security standard, which is also a possibility, may provide substantial clarity and benefits for businesses that collect and maintain such data.

These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.

As stated above, we remain subject to a variety of laws and regulations. We monitor changes to applicable regulations and design our policies and practices to comply with the existing interpretations or applications of such applicable state and federal regulations. There is also a possibility of retroactive application of new laws to the business.

For additional information regarding the impact of government regulation on our business and financial results, see "Risk Factors" in Part I, Item 1A of this report.

Intellectual Property

We believe that our intellectual property rights are valuable and important to the business. We rely on trademarks, trade names, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to the platform are larger contributors to our success in the marketplace.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the U.S. and other countries to the extent it is determined to be appropriate and cost-effective. We have several registered and pending trademarks in the U.S. and foreign jurisdictions. Additionally, we have common law rights in some trademarks in the U.S. and foreign jurisdictions, as well as many registered copyrights in the U.S. We also have numerous registered domain names for websites that are used in the business, such as www.nerdy.com, the businesses of the subsidiary entities, such as www.varsitytutors.com, and other businesses and their respective variations.

We continue to evaluate and act upon additional intellectual property protections to the extent we believe it would be beneficial and cost-effective to do so. Despite efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see "Risk Factors" in Item 1A of this report.

Available Information

We make available, free of charge, through our website (www.nerdy.com) reports we file with, or furnish to, the U.S. Securities and Exchange Commission (the "SEC"), including our annual reports on Forms 10-K, quarterly reports on Forms 10-Q, current reports on Forms 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. The SEC maintains an internet site containing these reports, proxy, and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. All of these documents also are available to stockholders at no charge upon request sent to our corporate secretary (8001 Forsyth Blvd., Suite 1050, St. Louis, Missouri 63105, Telephone: 314-412-1227). The information and other content contained on our website are not part of (or incorporated by reference in) this report or any other document we file with the SEC.

Information about our Executive Officers

The section below provides information regarding our executive officers as of February 12, 2026:

Charles Cohn, age 40, is our Founder, Chairman, President, and Chief Executive Officer. Mr. Cohn founded the Company in 2007. Mr. Cohn previously worked in investment banking at Wells Fargo Securities and venture capital at Ascension Ventures, which he then left to focus on growing Nerdy full-time at the end of 2011. He serves on the national council board of the entrepreneurship program at Washington University in St. Louis. Mr. Cohn has a BSBA in Finance and Entrepreneurship from Washington University in St. Louis.

John Paszterko, age 43, has served as our Chief Operating Officer since August 2025, leading Consumer Sales, Marketplace Operations, Member Services, and our Product and Engineering organizations. Mr. Paszterko was most recently Director, Amazon Customer Excellence Systems (ACES), North American Fulfillment, for Amazon.com, Inc. Mr. Paszterko joined Amazon in 2016, and worked in a variety of positions of increasing responsibility before being named Director, Outbound and Workflow Systems, ACES, in March 2022 and then to his most recent position in January 2024. Prior to his time at Amazon, Mr. Paszterko served in the U.S. Army for 10 years. Mr. Paszterko holds a Masters of Science in Global Business and Finance from Georgetown University, and is a graduate of the United States Military Academy at West Point.

Jason Pello, age 46, has served as our Chief Financial Officer since October 2020. Mr. Pello is responsible for the Company's financial operations, including leading all aspects of the financial planning and analysis, accounting, treasury management, investor relations, and tax functions. Previously, Mr. Pello served as our Vice President, Finance, and Accounting from September 2019 until October 2020. Mr. Pello started his career at PricewaterhouseCoopers and holds Bachelor's and Master's degree in Accounting from the University of Missouri-Columbia. He is a registered CPA in Missouri (inactive).

Chris Swenson, age 54, has served as our Chief Legal Officer and Corporate Secretary since August 2019, having started Nerdy's legal department in May 2015 as its Vice President and General Counsel. Prior to joining Nerdy, Mr. Swenson was a partner at the national law firm of Polsinelli PC, and began serving as Nerdy's outside counsel in 2008, shortly after it was founded. Mr. Swenson received a BSBA with distinction and a BA from Washington University in St. Louis, as well as his law degree from the University of Missouri-Kansas City.

ITEM 1A.   RISK FACTORS.

In addition to the factors discussed elsewhere in this report, the following risks and uncertainties, some of which have occurred and any of which may occur in the future, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations, and cash flows. Our actual results may differ materially from any future results expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, those discussed in the sections of this report entitled "Cautionary Note Regarding Forward-Looking Statements" on page 1 of this report and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report.

Risks Related to Our Business Model, Operations, and Growth Strategy

Our offerings continue to evolve, which makes it difficult to predict our future financial and operating results, and we may not achieve our expected financial and operating results in the future.

Our offerings continue to evolve (for example, we recently rebuilt certain components and functions of our platform and products on new, AI-native codebases), and we may not achieve our expected financial and operating results in the future. Further, we cannot assure you that our newer products and services, or any other products and services we may introduce or acquire, will be integrated effectively into our business, achieve or sustain profitability, or achieve market acceptance at levels sufficient to justify our investment.

Our ability to fully integrate these new products and services into our platform or achieve satisfactory financial results from them is unproven. The market for our services, including newly built products and services, is rapidly evolving and it is difficult for us to predict our operating results, particularly with respect to our most recent offerings. If the markets for a direct-to-consumer or an institutional, online learning platform do not develop as we expect or if we fail to address the needs of these markets, our business may be harmed. Some of our offerings have only been meaningfully integrated into our broader platform recently and thus have a limited operating history.

You should consider our business and prospects in light of the risks, expenses, and difficulties typically encountered by companies in their early stage of development, including, but not limited to, our ability to successfully:

- execute on our relatively new, evolving, and unproven business model, including our shift to offering Learning Memberships and our introduction of expanded *Varsity Tutors for Schools* offerings;

- build new products and services, both internally and through third parties;

- acquire complementary products and services to expand our offerings and enhance our platform;

- attract and retain Learners and Experts and increase their engagement with/through our platform;

- manage the growth of our business, including increasing or unforeseen expenses;

- develop and scale a technology infrastructure to efficiently handle increased utilization by Learners, especially during peak periods;

- maintain and manage relationships with strategic partners;

- ensure our platform remains secure and protects the information of Learners, Experts, and other users, including Institutional customers;

- build and pursue a profitable business model and pricing strategy;

- compete with companies that offer similar services or products;

- expand into adjacent markets;

- navigate the ongoing evolution and uncertain application of regulatory requirements to our business; and

- continue our expansion into new geographic markets, including markets outside the U.S.

We have encountered and will continue to encounter these risks and if we do not manage them successfully, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

We have incurred significant net losses and generated negative operating cash flows since our formation, and it may be difficult for us to achieve and maintain profitability.

We have experienced significant net losses and generated negative operating cash flows since our formation in October 2007, and we may continue to experience net losses and generate negative operating cash flows in the future. Our net losses for the years ended December 31, 2025, 2024, and 2023 were $60,948 thousand, $67,142 thousand, and $67,669 thousand, respectively. Our negative operating cash flows for the years ended December 31, 2025, 2024, and 2023 were $18,846 thousand, $15,603 thousand, and $7,560 thousand, respectively.

We expect to continue to make investments in the building and expansion of our business and platform and anticipate that our cost of revenue and operating expenses may increase. Additionally, as a public company, we incur significant legal, accounting, and other expenses. We may not succeed in increasing our revenue sufficiently to offset any higher expenses, and our efforts to grow the business may prove more expensive than we currently anticipate. We may incur losses in the future for a number of reasons, including for the reasons set forth as other risks described herein. We may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors as we pursue our business plan and our business model continues to evolve. While our revenue has the potential to grow in future periods, this growth may not be achieved or sustainable and we cannot assure you that we will be able to achieve profitability.

Our operations and performance depend in part on economic conditions, and adverse economic conditions may adversely affect our business, results of operations, and financial condition.

Adverse macroeconomic conditions, including inflation, slower growth or a recession, tighter credit, higher interest rates, and higher unemployment rates, can adversely impact consumer confidence and spending and may affect institutional funding and spending, and these conditions may adversely affect demand for the services provided on our platform.

A health pandemic could severely affect our business, results of operations, and financial condition due to impacts on Learners and Experts that use the platform, and consumer and institutional spending more broadly, as well as impacts from remote work and remote learning arrangements, actions taken to contain the disease or treat its impact, and the speed and extent of the recovery.

A health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, the COVID-19 pandemic had numerous effects on the global economy. Governmental authorities around the world implemented measures to reduce the spread of COVID-19, and these measures adversely affected workforces, customers, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, led to an economic downturn in many of our markets. To the extent a health pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section.

We contract with some individuals and entities classified as independent contractors, not employees, and if federal or state law mandates that they be classified as employees, our business may be adversely impacted.

We engage independent contractors and are subject to the federal laws and regulations, including, but not limited, to the U.S. Internal Revenue Service (the "IRS") regulations, and applicable state laws and regulations regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation, and it could be determined that the independent contractor classification is inapplicable to the nature of the relationship between us and the independent contractors. Further, if legal standards for classification of independent contractors change, whether at the federal or state level, it may be necessary to change our business model or modify our compensation structure for these roles, including by paying additional compensation or reimbursing expenses (or whatever other requirements related to employees, versus independent contractors, are implicated by any such determination(s) or change(s)). The Department of Labor published a final rule on independent contractor classification on January 10, 2024. The new rule changed the legal test used for classification of independent contractors under the Fair Labor Standards Act. While the new rule has not impacted, and we do not currently expect it will impact, the classification of our Experts as independent contractors, there is a risk that as this new rule is interpreted in the future it may subject our Experts to reclassification.

A determination in, or settlement of, any legal proceeding(s), whether we are party to such legal proceeding or not, that classifies independent contractors with whom we contract as employees, could harm our business, financial condition, and results of operations, including as a result of:

- monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties, including related to attorney general actions by states, and government fines;

- injunctions prohibiting continuance of existing business practices;

- claims for employee benefits, social security, workers' compensation, and unemployment;

- claims of discrimination, harassment, and retaliation under civil rights laws;

- managing the growth of our business, including increasing or unforeseen expenses;

- developing and scaling a technology infrastructure to efficiently handle increased utilization by Learners, especially during peak periods;

- claims under laws pertaining to unionizing, collective bargaining, and other concerted activity;

- other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; and

- harm to our reputation and brand.

In 2025, we had approximately 16 thousand Active Experts with independent contractor agreements. We define an Active Expert as having instructed one or more sessions in a given period. We engage all of our Experts as independent contractors, and therefore, any of these outcomes could result in substantial costs to us, could significantly impair our financial condition and our ability to conduct our business as we choose, and could damage our reputation and our ability to attract and retain Experts and employees. We may also choose to cease contracting with Experts who are located in jurisdictions where we may be prohibited or otherwise restricted from engaging Experts as independent contractors, which may adversely affect our business.

Our business depends heavily on the adoption of our offerings by new and existing customers. If we fail to attract new Learners or retain existing Learners, our revenue growth and profitability may be adversely impacted.

The success of our business depends heavily on our ability to attract and retain new and existing Learners for our online learning offerings and resources. The growth of our business also depends on the level of engagement by existing Learners with our platform. The substantial majority of our revenue depends on small transactions made by a widely dispersed population with an inherently high rate of turnover primarily as a result of changing needs. The rate at which we expand our user base of Learners and increase Learner engagement with our platform may decline or fluctuate because of several factors, including:

- our ability to acquire and retain Learners of all age segments;

- our ability to consistently provide Learners with a convenient, high-quality experience;

- the quality and prices of our products and services that we offer to Learners and those of our competitors and other learning alternatives;

- changes in standardized testing or admissions requirements;

- changes in college or university enrollment;

- changes in professional licensure, certification requirements, or regulations;

- changes in learning-related spending levels by consumers and Institutions;

- the effectiveness of our sales and marketing efforts;

- seasonal demands for our offerings may fluctuate with the seasonal nature of traditional academic calendars; and

- our ability to introduce new products and services that are favorably received by Learners.

If we do not attract more Learners to our platform and offerings or if Learners do not increase their level of engagement with our platform, our revenue may grow more slowly than expected or decline. In particular, in order to engage new Learners, we need to convince Learners of our ability to provide high-quality learning online that is better than offline and other online alternatives they may have. It may be difficult to overcome any skepticism, and there can be no assurance that online offerings of the kind we develop will ever achieve mass market acceptance.

We rely on our new and existing Learners to drive utilization and to generate revenue, and if we fail to attract and retain Learners our business and operating results will suffer.

Building awareness of our product offerings and platform is critical to our ability to acquire prospective Learners, drive consumption and utilization, and generate revenue. A substantial portion of our expenses is attributable to marketing and sales efforts dedicated to attracting potential Learners to adopt our online learning offerings. Because we generate revenue based on Learners purchasing Learning Memberships for services delivered through our platform, it is critical to our success that we identify prospective Learners in a cost-effective manner and that Learners purchase and remain active in our offerings.

The following factors, many of which are largely outside of our control, may prevent us from successfully driving and maintaining purchase and utilization of our online offerings in a cost-effective manner or at all:

- *Negative perceptions about online learning offerings and other non-traditional online services*. As a non-traditional form of delivering learning and/or instruction direct-to-consumers over the internet, our online learning offerings may be subject to increased scrutiny by prospective Learners. Online product offerings that we or our competitors offer may not be successful, and new entrants to the field of online learning also may not perform well. Such underperformance could create the perception that online offerings in general are not an effective way to learn or educate, whether or not our offerings achieve satisfactory performance, which could make it difficult for us to successfully attract prospective Learners. Additionally, telehealth services, and other non-traditional online services are becoming increasingly prevalent. If any of these online products or services fail to perform well, prospective Learners may become reluctant to purchase or consume online offerings for fear that the learning experience may be substandard and begin to look for alternatives to online learning.

- *Ineffective marketing efforts*. We invest substantial resources in developing and implementing marketing and sales strategies that focus on identifying new Learners. If our execution of our marketing strategies prove to be inefficient or unsuccessful in generating a sufficient quantity of high-quality Learners, our revenue could be adversely affected.

- *Changes in search engine methodologies*. We depend in part on various search engines to direct prospective Learners to our platform. Our ability to influence the number of prospective Learners directed to our platform is not entirely within our control. As search engines revise their methodologies and incorporate AI into their offerings, these changes could adversely affect our ability to attract prospective Learners to our platform.

- *Impact of general economic and social conditions*. Purchase and utilization of our offerings may be affected by changes in the U.S. economy and, to a lesser extent, by global economic conditions.

If one or more of these factors reduces demand from Learners for our offerings, purchase or utilization could be negatively affected or our costs associated with acquisition and retention could increase, or both. These developments could also harm our reputation and make it more difficult for us to engage additional Learners or to produce new products and services, which would negatively impact our ability to expand our business.

Illegal, improper, or otherwise inappropriate activity of Experts and Learners, whether or not occurring while utilizing our platform, could expose us to liability and harm our business, brand, financial condition, and results of operations.

Illegal, improper, or otherwise inappropriate activities by Experts and Learners, including the activities of individuals who may have previously engaged with but are not then receiving or providing services offered through our platform, could adversely affect our brand, business, financial condition, and results of operations. These activities may include harassment, sexual misconduct, unauthorized use of credit and debit cards or bank accounts, sharing of Learner accounts, sharing of Experts' accounts, and other misconduct. While we have implemented various measures intended to anticipate, identify, and address the risk of these types of activities, these measures may not adequately address or prevent all illegal, improper, or otherwise inappropriate activity by these parties from occurring in connection with our offerings. Such conduct could expose us to liability or adversely affect our brand or reputation. At the same time, if the measures we have taken to guard against these illegal, improper, or otherwise inappropriate activities, such as our requirement that Experts undergo third-party background checks as part of the initial contracting process and thereafter, periodic Google/internet checks done in-house, and other related policies, are too restrictive and inadvertently prevent qualified Experts otherwise in good standing from using our offerings, or if we are unable to implement and communicate these measures fairly and transparently or are perceived to have failed to do so, the growth and retention of the number of qualified Experts on our platform and their utilization of our platform could be negatively impacted. Further, any negative publicity related to the foregoing, whether such incident occurred on our platform, on our competitors' platforms, or on any online platform, could adversely affect our reputation and brand or public perception of our industry as a whole, which could negatively affect demand for platforms like ours and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could harm our business, financial condition, and results of operations.

Many of our Learners are minors, which may subject us to significant and/or heightened litigation risks, regulatory scrutiny, and reputational damage.

Because of the nature of our business, many of our Learners are minors under the age of 18. As a result, we may be subject to additional laws and regulations that are applicable when businesses interact with children, such as COPPA. Additionally, although transactions with minor children are ultimately authorized and paid for by a parent or guardian, these minor children may not have the capacity to enter into binding agreements or may have the ability to subsequently void contracts. As a result, we may not be able to enforce the terms of these agreements. An incident involving a child, and in particular an incident that has the potential to compromise the safety or privacy of a child, could garner negative attention, which could harm our brand or reputation and adversely affect our business.

We may be exposed to claims and losses, including class action lawsuits, brought by or on behalf of our Learners, Institutions, or Experts, which could have a material adverse effect on our business.

We may be exposed to claims and losses, including class action lawsuits, brought by or on behalf of our Learners, Institutions, or Experts, which could have a material adverse effect on our business. We have written contracts with Learners, Institutions, and Experts that establish the terms and conditions of the relationships memorialized therein. Learners, Institutions, and Experts could seek to challenge those terms and conditions, including but not limited to: network access, usage by minors, recorded sessions, taxes, integration with other policies, confidentiality, content, restrictions, arbitration, disclaimer of warranties, limitation of liability, indemnification, third-party beneficiaries, non-solicitation provisions, non-disclosure provisions, non-exclusivity, non-disparagement, governing law/choice of law, jurisdiction, venue, notice requirements, affiliate marketing, other platform activities, contract termination (including early contract termination), authority, installment payments, subscriptions, refunds, minimum billing, redemptions, guarantees, compensation (and adjustments/additions thereto), independent contractor status, insurance, intellectual property rights, and economics of the relationships (noting that some of these items apply solely to Learners, some apply solely to Institutions, some apply solely to Experts, and some apply to two or more).

We may incur fines and other losses or negative publicity with respect to these problems. Additionally, these claims may give rise to litigation, which could be time-consuming and expensive. New employment and labor laws and regulations may be proposed or adopted that may increase our potential exposure to employment-related claims and litigation by the Experts on our platform. There can be no assurance that the corporate policies we have in place to help reduce our exposure to these risks will be effective or that we will not experience losses as a result of these risks. There can also be no assurance that the insurance policies we have purchased to insure against certain risks will be adequate or that insurance coverage will remain available on reasonable terms or be sufficient in amount or scope of coverage.

Our reputation and brand, and the network effects among Experts and Learners on our platform are important to our success, and if we are not able to maintain and continue developing our reputation and brand, and the network effects, our business, financial condition, and results of operations could be adversely affected.

We believe that building a strong reputation and brand as a safe, reliable, and effective platform and continuing to increase the strength of the network effects among Experts and Learners on our platform are critical to our ability to attract and retain qualified Experts and Learners and to market our offerings to Institutions. The successful development of our reputation and brand, and the network effects among Experts and Learners on our platform will depend on a number of factors, many of which are outside our control.

Negative perception of our platform or Company may harm our reputation and brand, and the networks effects, including as a result of:

- complaints or negative publicity about us, Experts on our platform, our product offerings, or our policies and guidelines, including our practices and policies, even if factually incorrect or based on isolated incidents;

- illegal, negligent, reckless, or otherwise inappropriate behavior by Experts, Learners, or third parties;

- a failure to provide Experts with competitive compensation and opportunities to work with Learners;

- actual or perceived disruptions or defects in our platform, such as privacy or data security breaches, site outages, payment disruptions, or other incidents that impact the reliability of our offerings;

- litigation regarding or investigations by regulators into our platform or our business;

- Learners' lack of awareness of, or compliance with, our policies and terms and conditions;

- Experts' lack of awareness of, or compliance with, our terms and conditions;

- changes to our policies that Learners or others perceive as overly restrictive, unclear, or inconsistent with our values or mission, or that are not clearly articulated;

- changes to our terms and conditions that Experts perceive as overly restrictive, unclear, or inconsistent with our values, or mission, or that are not clearly articulated;

- a failure to enforce our policies or terms and conditions in a manner that Learners, Experts, and other users perceive as effective, fair, and transparent;

- inadequate or unsatisfactory Learner support service experiences;

- illegal or otherwise inappropriate behavior by Experts, management team members, or other employees or contractors;

- negative responses by Experts or Learners or other users to new offerings on our platform;

- political or social policies or activities; or

- any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public's perception of us or our industry as a whole.

Additionally, because we are a founder-led company, actions by or unfavorable publicity about Charles Cohn, our Founder, Chairman, President, and Chief Executive Officer, may adversely impact our brand and reputation. If we do not successfully maintain and develop our brand, reputation, and network effects and successfully differentiate our offerings from competitive offerings, our business may not grow, we may not be able to compete effectively, and we could lose existing qualified Experts or existing Learners or fail to attract new qualified Experts, new Learners, or other new users, any of which could adversely affect our business, financial condition, and results of operations.

Attracting new Learners or Institutions for the launch of new offerings is complex and time-consuming. If we pursue unsuccessful offerings, we may forego more profitable offerings and our operating results and growth would be harmed.

The process of identifying new products and services (for example, we recently rebuilt certain components and functions of our platform and products on new, AI-native codebases) that will be a good fit for our platform is complex and time-consuming. Because of the initial reluctance on the part of some Learners or Institutions to embrace a new method of delivering their learning experience, the process to attract and engage a new Learner or Institution can be lengthy. We invest significant resources in these new offerings and there is no guarantee that we will recoup these costs. We will be providing access to our platform at no cost for several years for some Institutional customers, and we may not recoup this investment through increased contracts with Institutional customers. As a result, we may ultimately be unable to recover the full investment that we make in a new offering or achieve our expected level of profitability for the offering.

Attracting new Experts for our existing online offerings and the launch of new offerings is complex and time-consuming. If we pursue unsuccessful offerings, we may forego more profitable offerings and our operating results and growth would be harmed.

To launch a new offering, we must integrate our platform with the relevant products, content, subject information, Experts with subject knowledge, and other operating model or platform modifications that we use to manage functions for our offerings. This process of launching a new offering is time-consuming and costly and we are primarily responsible for the significant costs of this effort even before we generate any revenue. Additionally, we often need to attract new Experts to provide the new offerings that we launch and we are responsible for the associated costs. We invest significant resources in these new offerings and there is no guarantee that we will recoup these costs.

The time that it takes for us to recover our investment in a new offering depends on a variety of factors, primarily the level of our acquisition costs and the rate of growth in Learner or Institution purchases and/or repeat purchases of the product. Because of the lengthy period required to recoup our investment in an offering, unexpected developments beyond our control could occur that result in current Learners or Institutions ceasing or significantly curtailing an offering before we are able to fully recoup our investment. It may be several years, if ever, before we generate revenue from a new offering sufficient to recover our costs. As a result, we may ultimately be unable to recover the full investment that we make in a new offering or achieve our expected level of profitability for the offering.

If we are not successful in quickly and efficiently scaling up offerings with new and existing Learners or Institutions, our reputation and our results of operations will suffer.

Our continued growth and profitability depends on our ability to successfully scale up our existing and newly launched offerings. As we continue growing our business, we may require new employees. If we cannot adequately recruit, train, or retain these new employees, we may not be successful in acquiring potential Learners or Institutions for our offerings, which would adversely impact our ability to generate revenue. Additionally, the Learners or Institutions in our offerings could lose confidence in the knowledge and capability of the Experts on the platform. If we cannot quickly and efficiently scale up our technology to handle growing purchases and utilization and new offerings, the Learners' or Institutions' experiences with our platform may suffer, which could damage our reputation among Experts, Learners, and Institutions.

Our ability to effectively manage any significant growth of new offerings and increasing purchases and utilization will depend on a number of factors, including our ability to:

- satisfy existing Learners and Institutions in, and attract and engage new Learners or Institutions for, our offerings;

- attract qualified Experts to support expanding offerings and utilization;

- develop and produce new products;

- successfully introduce new features and enhancements and maintain a high level of functionality in our platform; and

- deliver high-quality technical support and customer service to Experts and Learners using our platform.

Establishing new offerings or expanding existing offerings will require us to make investments in management and key staff, increased investments in our technology platform, incur additional marketing expenses, and reallocate other resources. If purchases or utilization of our offerings does not increase, we are unable to launch new offerings in a cost-effective manner, or we are otherwise unable to manage new offerings effectively, our ability to grow our business and achieve profitability would be impaired and the quality of our solutions and the satisfaction of the Learners and Institutions using our platform could suffer.

If we are not successful in scaling up our Institutional offerings to education systems, we could suffer losses and our results of operations will suffer.

We launched an Institutional strategy with the introduction of *Varsity Tutors for Schools* in 2021, leveraging our existing platform capabilities to offer online learning solutions to education systems. We have devoted significant resources and management time, including hiring new personnel, in launching our new Institutional program. Beginning in 2023, we began providing access to our platform at no cost for several years for some Institutional customers. As a result of these initiatives, we have signed contracts with various education systems. However, there is no guarantee that we will continue to grow this program or that the program will be successful. If we are not successful, we may suffer losses based on the expenses and resources devoted to pursuing this strategy and our results of operations will suffer.

Contracts with Institutions present unique risks and uncertainties that are not present when selling directly to Learners.

Our Institutional strategy may present several types of risks and uncertainties inherent in contracting with Institutions such as school districts. A portion of our Institutional sales are to partners who resell to government Institutions, such as school districts, while other Institutional sales are made directly. Selling to Institutions such as school districts can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense. Government entities often require contract terms that differ from our standard arrangements and require increased attention to pricing practices and expose us to different regulatory and contractual risks. Many of the contracts that we have entered into with Institutions are school-year contracts subject to annual renewal at the option of the Institution. Any number of factors could cause an Institution to not renew a contract or otherwise affect its willingness to contract with us, including budget cuts, negative publicity (whether or not the reason for such publicity is within our control), and changes in the composition of local school boards or changes in the Institution's administration. See "*Our financial performance depends heavily on Learner retention within our offerings, and factors influencing Learner retention may be out of our control*" below. Any termination or non-renewal of a contract with an Institution could have an adverse effect on our results of operations, and a termination or non-renewal caused by our failure to improve the poor academic performance of students enrolled in our programs could adversely affect our ability to secure contracts with other Institutions. Additionally, the approval processes of some Institutions, which are required for formal contract execution, are lengthy and cumbersome and, in many cases, are not completed prior to the time we begin performance. This means that at times we incur substantial costs prior to the formal execution of these agreements by Institutions. Any of these risks related to contracting with Institutions could adversely affect our future sales and results of operations, or make them more difficult to predict.

Our financial performance depends heavily on Learner retention within our offerings, and factors influencing Learner retention may be out of our control.

Once a Learner begins consuming one or more of our learning offerings, we must retain Learners to generate ongoing revenue from that Learner. Our strategy involves offering high-quality support to Learners for a variety of needs in order to drive Learner satisfaction and retention. If we do not help Learners to quickly resolve any learning, technological, or logistical issues they encounter, otherwise provide effective ongoing support to Learners, or deliver the type of high-quality, engaging offerings that Learners expect, they may withdraw from our offerings, which would negatively impact our revenue.

Additionally, Learner retention could be compromised by the following factors, many of which are largely outside of our control:

- *Learner dissatisfaction or changes in preference*. Learners may decline to continue in our offerings based on their individual perceptions of the value they are getting from us. For example, we may face retention challenges as a result of Learners' dissatisfaction with the quality of the platform, quality of Experts, level and quality of customer service, platform reliability, or other factors. Factors outside our control related to Learners' satisfaction with, and overall perception of, an offering may contribute to decreased retention rates for that offering.

- *Poor performance by Experts*. Experts that are responsible for instructing may not understand what is involved in meeting Learner expectations, or may otherwise be unwilling to change the ways in which they would present the same content in an in-person setting. Our ability to maintain high Learner retention will depend in part on the ability and willingness of Experts to devote the necessary time and effort to develop their own teaching style(s), lesson plans, course curriculum, and content. Inability or unwillingness of Experts to meet Learner needs could cause the quality of the instruction and the quality of the customer experience to decline, which could contribute to decreased Learner satisfaction and retention.

- *Personal factors*. Factors impacting a Learner's willingness and ability to stay engaged in an offering include personal factors, such as ability to continue to pay for the offering(s), lack of interest in continuing to learn in a particular area, distractions in the Learner's learning environment, and sufficient time to engage in the offering(s), all of which are generally beyond our control.

- *Circumvention of the platform/Disintermediation*. Although both Learners and Experts are contractually prohibited from doing so, Learners and Experts may make arrangements for services and payments outside of our platform or through another platform, which may contribute to decreased retention rates, in addition to lost revenue.

Additionally, we will also need to retain the Institutions that we contract with to generate ongoing revenue from those Institutions and such retention could be compromised by the following factors, many of which are largely outside of our control:

- *Timing of school and school districts' funding sources and budget cycle*. Our ability to generate revenue from Institutions such as schools and school districts may be adversely affected by decreased government funding of education. Public school funding is heavily dependent on support from federal, state, and local governments and is sensitive to government budgets. Additionally, the government appropriations process is often slow and unpredictable. Funding difficulties also could cause schools to be more resistant to price increases in our products and services, compared to other businesses that might be better able to pass on price increases to their customers.

- *Negative publicity*. Institutions are particularly sensitive to any actual or perceived integrity issues, Any negative publicity (whether or not within our control) could cause schools or school districts that currently employ our services to satisfy their needs in the future by alternative means.

- *Changes in the composition of the school board or changes in school administration*. Our contracts with schools and school districts are typically school-year contracts subject to annual renewal at the option of the school or school district, and in many instances the school or school district can terminate or modify the contracts at their convenience. Changes in the composition of the school board or changes in the school administration could lead to terminations or non-renewals even if there are no issues with our products and offerings.

Any of these factors could significantly reduce the revenue that we generate, which would negatively impact our operations and could compromise our ability to grow our business and achieve profitability.

We expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business model may be compromised.

In recent years, we experienced growth in a relatively short period of time. Our growth has placed, and may continue to place, a significant strain on our administrative and operational infrastructure and other resources. Our ability to manage our operations and growth may require us to continue to expand our marketing and sales personnel, technology team, finance, accounting, legal, and administration teams, as well as our infrastructure. We may be required to refine our operational, financial, and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than we plan and we may not successfully expand our customer base, enhance our platform and technology-enabled services, develop new offerings with new and existing customers, attract a sufficient number of new customers in a cost-effective manner, attract a sufficient number of qualified Experts in a cost-effective manner, satisfy the requirements of our existing customers, respond to competitive challenges, or otherwise execute our business plan. Although our business experienced significant growth in the recent past, we cannot provide any assurance that our revenue will grow at the same rate in the future.

Our ability to effectively manage any significant growth of our business will depend on a number of factors, including our ability to:

- effectively recruit, onboard, motivate, and retain new employees, while retaining existing employees, maintaining the most important aspects of our corporate culture, and effectively executing our business plan;

- effectively recruit, vet, contract, and curate new independent contractors, while retaining existing independent contractors, maintaining and improving our platform and its curation in connection with effectively executing our business plan;

- continue to improve our operational, financial, and management controls;

- effectively manage our cost structure and liquidity;

- effectively manage the implementation, onboarding, and servicing of our Institutional customers; and

- protect and further develop our strategic assets, including our intellectual property rights.

These activities will require significant capital expenditures and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure.

There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective, or timely manner, or at all. In particular, any failure to successfully implement systems enhancements and improvements will likely negatively impact our ability to manage our expected growth, ensure uninterrupted operation of key business systems, and comply with the rules and regulations that are applicable to public reporting companies. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could negatively affect our reputation, results of operations, and overall business.

We face competition from established, as well as other emerging companies, which could divert customers to our competition, result in pricing pressure, and significantly reduce our revenue.

We expect existing competitors and new entrants to the online learning market to constantly revise and improve their business models in response to challenges from competing businesses, including ours. If these or other market participants introduce new or improved delivery of direct-to-consumer and Institutional online learning and technology-enabled services that we cannot match or exceed in a timely or cost-effective manner, our ability to grow our revenue and achieve profitability could be compromised.

We compete against thousands of companies and hundreds of thousands of independent professionals. Some of our current, tangential, and potential competitors have significantly greater financial resources than we do. Increased competition may result in competitive pressure for us or a decrease in our market share, which could negatively affect our revenue and future operating results and our ability to grow our business.

A number of competitive factors could cause us to lose potential opportunities or force us to offer our solutions on less favorable economic terms, including:

- competitors may develop service offerings that Learners find to be more compelling than ours;

- competitors may adopt more aggressive pricing policies and offer more attractive sales terms and adapt more quickly to new technologies and changes in student requirements;

- competitors may offer better compensation to Experts or divert qualified Experts from our platform; and

- current and potential competitors may establish relationships among themselves or with third parties to enhance their products and expand their markets, and our industry may see an increasing number of new entrants and increased consolidation. Accordingly, new competitors may emerge and rapidly acquire significant market share.

Our current and potential competitors may develop and market new technologies, including as a result of new or better use of evolving AI technologies, whether through greater investment in AI development, access to higher quality training datasets, or more advanced AI models, that render our existing or future products less competitive.

We may not be able to compete successfully against current and future competitors. Additionally, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our ability to grow our business and achieve profitability could be impaired.

Our business is affected by seasonality driven by school and standardized testing schedules.

Our business is affected by the general seasonal trends common to education, tutoring, and standardized testing schedules in the markets we serve. We have observed increased traffic during the late summer and early fall months of August and September as Learners seek educational enrichment tools to start the school year. We have also historically observed increased traffic on our platform in advance of standardized tests. Our school-based offerings may also be impacted by the timing of school districts' funding sources and budget cycles. This seasonality may adversely affect our business and cause our results of operations to fluctuate.

We have historically generated negative cash flows from operations and may need additional capital in the future to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to grow our business.

We believe that our existing cash balances and current borrowing capacity under our term loan will be sufficient to meet our minimum anticipated cash requirements for at least the next twelve months. We may, however, require additional funds to respond to business challenges or opportunities, accelerate our growth, develop new offerings, or enhance our platform. If we require additional capital, it may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit our ability to manage our business and to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available if and when needed, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy.

Our employees located outside of the U.S. and foreign residents accessing our platform and purchasing our offerings expose us to foreign risks.

Operating in international and foreign markets requires significant resources, management attention, and subjects us to regulatory, economic, and political risks that are different from those in the U.S. We have employees employed by locally established entities in Canada and the United Kingdom. Because we have employees in Canada and the United Kingdom, we are subject to the compensation and benefits regulations of those jurisdictions, which differ from compensation and benefits regulations in the U.S. Further, we are required to comply with data privacy regulations of the countries from which we draw applicants or from which our offerings draw Learners to our platform. Failure to comply with these regulations or to adequately adapt to international and foreign markets could harm our ability to successfully operate our business and pursue our business goals.

Experts may access the platform and continue to offer one-on-one and group instruction from any location in which they have access to our platform, even if located outside of the U.S., which exposes us to foreign and international risks.

Experts may access the platform and continue to offer one-on-one and group instruction from any location in which they have access to our platform, even if located outside of the U.S., which exposes us to foreign and international risks. While we primarily operate in the U.S. today, some Experts are located in other jurisdictions, and the products and services on our platform are digitally delivered over the internet and therefore Experts and Learners worldwide may be able to interface with our platform. We cannot be certain that we are in compliance with country-specific laws, including those related to data privacy, consumer protection, labor and employment, among others. Moreover, we may contract with Experts who have provided a U.S. address but may actually be residents of non-US jurisdictions, or an Expert could change geographic locations without our awareness. While we attempt to monitor the location of Experts, and terminate contracts where we are aware that an Expert has moved to a restricted or governmentally prohibited geography, we are subject to risks that could arise when Experts access our platform from new or foreign locations.

Failures of our platform, or disruption to its access, could reduce Learners', Institutions', and Experts' satisfaction with our offerings and could harm our reputation.

The performance and reliability of our platform, and its uninterrupted access, are critical to our operations, reputation, and ability to attract new Learners and Experts, as well as our acquisition and retention of Learners, Institutions, and Experts already using our platform. Learners and Experts both rely on our technology platform to receive and provide their online offerings, which requires them to be able access to our platform on a frequent, as-needed basis. Accordingly, any errors, defects, disruptions, or other performance problems with our platform, including features in third-party products that restrict or prevent access to our platform or our ability to adequately communicate with Learners and Experts, could damage our reputation, decrease satisfaction and retention, and impact our ability to attract new Learners, Institutions, and Experts in the future. If any of these problems occur, Learners, Institutions, and Experts may decide to terminate their relationship with us, not repurchase or renew, or make claims against us. Additionally, we license certain technology from third parties and the failure by any of these licensed technologies to perform could similarly harm our ability to provide these services and our reputation in the marketplace.

Our online systems, including our website and mobile apps, could contain undetected errors, or "bugs," that could adversely affect their performance. Additionally, we regularly update and enhance our website, platform, and our other online systems and introduce new versions of our software products and apps. These updates may contain undetected errors when first introduced or released, which may cause disruptions in our services and may, as a result, cause us to lose market share, and our brand, business, prospects, financial condition, and results of operations could be materially and adversely affected.

If our security measures are breached or fail, we could lose Learners, Experts, Institutions, and employees; fail to attract new Learners, Experts, Institutions, and employees; and could be exposed to protracted and costly litigation.

Our business involves the storage, processing, and transmission of Learners', Experts', and other users' proprietary, confidential and personal data, as well as the use of third-party partners who store, process, and transmit users' proprietary, confidential, and personal data. We also maintain certain other proprietary and confidential data relating to our business and personal data of our personnel and applicants. There are risks of security incidents both on and off our systems as we increase the types of technology used to operate our platform, which includes mobile apps and third-party payment processing providers. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or users' data, the loss, corruption, or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our users. We have experienced attempted security incidents in the past and we may face additional attempted security intrusions in the future.

Any such incidents could expose us to claims, litigation, regulatory, or other governmental investigations, administrative fines, and potential liability. An increasing number of online services have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we and our third-party partners may be unable to anticipate these techniques or implement adequate preventative measures. As AI capabilities improve and are increasingly adopted, we may experience cyberattacks created through AI. If an actual or perceived breach of our or our third-party vendors' and suppliers' security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose users. Data security breaches and other cybersecurity incidents may also result from non-technical means, for example, actions by employees, contractors, or vendors. Any compromise of our or our third-party vendors' and suppliers' security could result in a violation of applicable security, privacy, or data protection; consumer and other laws; regulatory or other governmental investigations; enforcement actions; and legal and financial exposure, including potential contractual liability, in all cases that may not always be limited to the amounts covered by our insurance. Any such compromise could also result in damage to our brand and a loss of confidence in our security and privacy or data protection measures.

Our systems and the systems we use under contract with third-parties may be vulnerable to computer viruses and other malicious software, physical or electronic break-ins, or weakness resulting from intentional or unintentional actions by us, our third-party service providers, as well as similar disruptions that could make all or portions of our website or apps unavailable for periods of time. While we currently employ various antivirus and computer protection software in our operations, we cannot assure you that such protections will in all cases successfully prevent hacking or the transmission of any computer virus, ransomware, or malware, which could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of personal, confidential, or sensitive data; interruptions in access to our website through the use of "denial of service;" or similar attacks, and other material adverse effects on our operations.

Depending on the nature of the information compromised, in the event of a security breach or other privacy or security related incident, we may also have obligations to notify affected individuals and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, payment of significant fines, or payment of compensation in connection with a class-action settlement (including under foreign and state privacy laws). Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises our, our users', our employees,' or other confidential or personal information.

Further, we may need to expend significant resources to protect against, and to address issues created by, security breaches and other security incidents. Security breaches and other security incidents, including any breaches of our security measures or those of parties with which we have commercial relationships (e.g., third-party service providers who provide development or other services to us or through our platform) that result in the unauthorized access of users' confidential, proprietary, or personal data or the belief that any of these have occurred, could damage our reputation and expose us to a risk of loss or litigation and possible liability. Significant unavailability of our platform due to attacks could cause users to cease using our platform and materially and adversely affect our business, prospects, financial condition, and results of operations. Although we maintain cybersecurity liability insurance, we cannot be certain our coverage will be adequate for liabilities actually incurred or will continue to be available to us on reasonable terms, or at all.

Many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure, and/or other processing of personal data. Such laws and regulations may include data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions or international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), requirements that companies implement privacy or data protection and security policies or requirements that companies grant individuals certain rights, such as the right to access, correct, and delete personal data stored or maintained by such companies, be informed of security breaches that affect their personal data, or provide consent to use their personal data for other purposes. While we have implemented various measures intended to enable us to comply with applicable privacy or data protection laws, regulations, and contractual obligations, these measures may not always be effective and do not guarantee compliance. Moreover, in the event that personal data is unlawfully accessed or acquired, the majority of states and many jurisdictions have laws that require institutions to investigate and immediately disclose the data breach to impacted individuals, usually in writing. In addition to costs associated with investigating and fully disclosing a data breach in such instances, we could be subject to substantial monetary fines or private claims by affected parties and our reputation would likely be harmed. Privacy or data protection laws and regulations also may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another; and may conflict with one another, other requirements, or legal obligations, or our practices. Further, the existence and need to comply in certain markets could impact our ability to make our platform available in those markets (without taking additional compliance steps). Cultural norms around privacy or data protection also vary from country to country and can drive a need to localize or customize certain features of our platform in order to address varied privacy or data protection concerns, which can add cost and time to our development of new features and platform enhancements.

We depend on third-party vendors, tools, and platforms for services including but not limited to hosting, discovery, advertising, delivering content, and more.

We depend on major vendors for services including but not limited to hosting, discovery, advertising, delivering content, and more. In addition to proprietary technologies, we also rely on third-party tools and platforms for delivering certain products and services. These tools include third-party AI technologies. These vendors and other third parties could change their rules, cost structure, marketing programs, and/or algorithms from time to time and any such changes or any loss of access or rights to use certain technologies could adversely impact our ability to generate revenue or deliver paid products and services.

Our platform contains open source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platform.

We use open source software in connection with our technology and services. Some open source software licenses require those who distribute open source software as part of their software to publicly disclose all or part of the source code (including proprietary code) to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The use of such open source code may ultimately require us to replace certain code used on our platform or discontinue certain aspects of our platform. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to pay substantial damages, publicly release the affected portions of our source code, and be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software.

Some open source software may include generative AI software or other software that incorporates or relies on generative AI. The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of generative AI software and tools, has not been fully interpreted by U.S. courts or been fully addressed by U.S. federal or state or by international regulations.

In addition, use of certain open source software (including open source software that relies on or incorporates generative AI) can lead to greater risks than use of third-party commercial software, as the original developers of open source code generally do not provide warranties (with respect to, for example, non-infringement or functionality) or indemnities or other contractual protections. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Further, our use of any AI tools that use or incorporate any open source software may heighten any of the foregoing risks. Any of these risks could be difficult to eliminate or manage.

If we do not retain our senior management team and key employees, we may not be able to sustain our growth or achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management team. We do not maintain key-person insurance on any of our employees, including our senior management team, other than a key-person insurance policy on Mr. Cohn. The loss of the services of any individual on our senior management team could make it more difficult to successfully operate our business and pursue our business goals.

Our future success also depends heavily on the retention of personnel from our software engineering, data science, product, design, marketing, sales, and customer service teams that are necessary to continue to attract and retain customers in our offerings, thereby generating revenue for us. In particular, our highly-skilled technical employees are responsible for maintaining and enhancing our products and platform, which ultimately have a significant impact on customer satisfaction and retention. Competition for these employees is heightened. As a result, we may be unable to attract or retain these key personnel that are critical to our success, resulting in harm to our relationships with customers, loss of expertise or know-how, and unanticipated recruitment and training costs.

Increased input costs, including costs for Experts, or limited availability of Experts, could negatively impact our businesses, financial condition, results of operations, and cash flows.

Our input costs, including costs for Experts, could increase due to factors such as labor shortages, increased compliance costs associated with new or changing government regulations, pandemics, and general inflationary conditions. Accordingly, changes in input costs may limit our ability to maintain existing margins. While we try to manage the impact of increases of certain input costs by increasing the prices of our products and services, we may fail in attempting to effectively execute these price increases. Therefore, the prices charged for our products and services may not reflect changes in our input costs at the time they occur or at all. The negative impacts related to input cost inflation, as well as a potential shortage of Experts, could have a material adverse effect on our businesses, financial condition, results of operations, and cash flows.

Issues in the development and use of AI, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other unforeseen adverse consequences to our business operations.

We use internally developed and third-party developed machine learning and AI technologies in our offerings and business, and we are making investments in expanding our AI capabilities in our platform and in the tools we use internally, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies, including, for example, generative AI. AI technologies are complex and rapidly evolving, and we face significant competition from other companies as well as an evolving regulatory landscape. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

The introduction of AI technologies may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. The intellectual property ownership and license rights, including copyright, surrounding AI technologies have not been fully addressed by courts or national or local laws or regulations in the U.S., and the use or adoption of third-party AI technologies into our platform and processes may result in exposure to claims of copyright infringement or other intellectual property misappropriation. Uncertainty around new and emerging AI technologies, such as generative AI, may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections and safeguards for handling the use of customer data with AI technologies, which may be costly and could impact our expenses. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. Learners or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability.

There can be no assurance that our investments in AI will be beneficial to our business. Our use of AI may depend on third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI, especially in a highly-competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If third-party AI becomes incompatible with our offerings or unavailable, or if the providers unfavorably change the terms or terminate their relationship with us, our solutions may become less appealing to our customers. The use of AI technologies presents emerging ethical and social issues, and if we enable or offer solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability.

Risk Related to Our Indebtedness

Our operating activities may be restricted as a result of covenants related to our Term Loan, which we may be required to repay in an event of default, which could have a materially adverse effect on our business.

On November 3, 2025, we entered into a loan and security agreement (the "Loan Agreement") with Hercules and the lenders party thereto, pursuant to which the lenders made available up to two tranches of term loans in an aggregate principal amount of up to $50,000 thousand (the "Term Loan"). Until we have repaid such indebtedness, the Loan Agreement subjects us to various customary covenants, including requirements as to financial reporting and insurance, restrictions on our ability to dispose of our business or property, to change our line of business, to liquidate or dissolve, to merge or consolidate with any other entity or to acquire all or substantially all the capital stock or property of another entity, to incur additional indebtedness, to incur liens on our property including intellectual property, to pay certain dividends or other distributions on capital stock, to redeem capital stock and to maintain liquidity of a specified amount. Our business may be adversely affected by these restrictions on our ability to operate our business. The Term Loan is guaranteed by certain of our subsidiaries and secured by a lien on substantially all of our and the guarantors' assets.

Additionally, we may be required to repay the outstanding indebtedness under the Term Loan if an event of default occurs under the Loan Agreement. As a result of the occurrence of an event of default, Hercules could accelerate all of the obligations under the Loan Agreement or foreclose on the collateral securing the loan. In the event of an acceleration of amounts due under the Term Loan, we may not have enough available cash or be able to raise additional funds through equity or debt financings to repay such indebtedness at the time any such event of default occurs. In this case, we may be required to delay, limit, reduce or terminate our operating plans. Our business, financial condition and results of operations could be materially adversely affected as a result of any of these events.

Our level of indebtedness and debt service obligations could adversely affect our financial condition and may make it more difficult for us to fund our operations.

The Term Loan with Hercules provides up to $50,000 thousand of debt financing and has interest-only payments for an initial period of 36 months (which may be extended by an additional 12 months upon achievement of certain milestones and subject to other terms and conditions set out in the Loan Agreement). Thereafter, we are obligated to make payments that will include installments of principal and interest through the Maturity Date.

This indebtedness may create additional financing risk for us, particularly if our business or prevailing financial market conditions are not conducive to paying off or refinancing our outstanding debt obligations at maturity. This indebtedness could also have important negative consequences, including the fact that:

- we will need to repay our indebtedness by making payments of interest and principal, which will reduce the amount of money available to finance our operations, our research and development efforts, and other general corporate activities; and

- our failure to comply with the restrictive covenants in the Loan Agreement could result in an event of default that, if not cured or waived, would accelerate our obligation to repay this indebtedness, and Hercules could seek to enforce its security interest in the assets securing such indebtedness.

Risks Related to Regulations

Our activities are subject to federal and state laws and regulations and other requirements, and these regulations are subject to change.

Our business is subject to regulation at both the federal and state levels in the United States across a range of subject areas, including privacy, data protection, consumer protection, and others, such as the Americans with Disabilities Act (the "ADA"). Many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure, and/or other processing of personal data. Such laws and regulations may include data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions or international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), requirements that companies implement privacy or data protection and security policies or requirements that companies grant individuals certain rights, such as the right to access, correct, and delete personal data stored or maintained by such companies, be informed of security breaches that affect their personal data, or provide consent to use their personal data for other purposes. While we have implemented various measures intended to enable us to comply with applicable privacy or data protection laws, regulations, and contractual obligations, these measures may not always be effective and do not guarantee compliance.

Additionally, privacy or data protection laws and regulations may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements, or legal obligations or our practices. Further, the existence and need to comply in certain markets could impact our ability to offer our platform in those markets (without taking additional compliance steps). As we continue to expand into new markets outside the U.S., regulations and cultural norms around privacy or data protection will vary from country to country and can drive a need to localize or customize certain features of our platform in order to address varied privacy or data protection concerns, which can add cost and time to our development of new features and platform enhancements.

We use machine learning and AI throughout our business. As the regulatory framework for machine learning technology and AI evolves, our business, financial condition, and results of operations may be adversely affected. The regulatory framework for machine learning technology, AI and automated decision making is evolving. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our platform and the way in which we use AI and machine learning technology. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. Several jurisdictions have enacted or are considering measures related to the use of AI and machine learning in products and services. Any such regulations could require us to change our business practices for compliance, or else be subject to regulatory action and/or fines.

In order to process credit card payments, we are required to comply with payment rules established by payment card networks, such as the Payment Card Industry and its Data Security Standard, as well as with applicable laws. Our failure to comply with these laws or requirements could result in fines or impact our ability to accept payments in the future. Some jurisdictions have adopted laws that govern payments and other financial activities. These laws could require us to obtain money transmitter licenses, or other licenses or approval for financial transactions, that may cause disruption regarding our ability to accept credit card payments, thereby impacting our sales and revenue.

Our business may also be subject to laws specific to students, such as the Family Educational Rights and Privacy Act ("FERPA") and the Student Online Personal Protection Act ("SOPPA"). State laws and regulations targeting protection of students continue to be proposed and enacted. While we have implemented various measures intended to enable us to comply with these laws focused on students, these measures may not always be effective and do not guarantee compliance. Future changes in these laws and regulations could raise our compliance costs and result in liabilities for us, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in laws or regulations relating to consumer data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business.

We receive, collect, store, process, transfer, and use personal data and other user data. The effectiveness of our ability to offer our platform to Learners and Experts relies on the collection, storage, and use of this data concerning other Learners and Experts, including personally identifying or other sensitive data. Our collection and use of this data might raise privacy and data protection concerns, which could negatively impact the demand for our services. Privacy and data protection laws could restrict or add regulatory and compliance processes to our ability to effectively use and profit from those services.

There are numerous federal, state, and foreign laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal data and other content (such as the CAN-SPAM Act of 2003, the TCPA, the FCRA, FTC guidelines related to communications with consumers, COPPA, CCPA, CPRA, CPPA, CTDPA, VCDPA, CPA, UCPA, the UK Data Protection Act, the General Data Protection Regulation, among others), the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other laws and regulations. We are also subject to the terms of our privacy policies, and obligations to third parties related to privacy, data protection, and information security. We strive to comply with applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection and information security to the extent possible. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to our business operations may limit the use and adoption of our services and reduce overall demand for them. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of personal data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If we were found in violation of any applicable privacy or data protection laws or regulations, our business may be materially and adversely affected, and we would likely have to change our business practices and potentially the services and features available through our platform. Additionally, these laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology to promote certain offerings through the platform. Additionally, if a breach of data security were to occur, or other violation of privacy or data protection laws and regulations were to be alleged, solutions may be perceived as less desirable and our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions, such as those passed in various U.S. states, which are continuing to emerge and evolve. These laws may lead other states to pass comparable legislation, with potentially greater penalties and more rigorous compliance requirements relevant to our business. The effects of state regulations and other similar state or federal laws, are significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. Additionally, the CCPA and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. In recent years, there has also been an increase in attention to and regulation of data protection and data privacy across the globe, including in the U.S. with the increasingly active approach of the FTC to enforcing data privacy under the FTC Act Section 5 of the Unfair and Deceptive Acts framework.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others, and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the Experts on our platform may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our users' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others, and could result in significant liability, cause our users to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Additionally, certain actions of our users that are deemed to be a misuse of or unauthorized disclosure of another user's personal data could negatively affect our reputation and brand and impose liability on us. While we have adopted policies regarding the misuse or unauthorized disclosure of personal data obtained through our services by our users and retain authority to put a hold on or permanently disable user accounts, users could nonetheless misuse or disclose another user's personal data. The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such misuse or unauthorized disclosure of personal data was high profile, which could adversely affect our ability to expand our user base, and our business and financial results.

Risks Related to Intellectual Property

We operate in an industry with extensive intellectual property litigation, and we have been, and may be in the future, subject to claims related to a violation of a third-party's intellectual property rights. Such claims against us or our important vendors and suppliers, even where meritless, can be costly to defend and may hurt our business, results of operations, and financial condition.

Our success depends, in part, upon our ability to avoid infringing intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The technology and software fields generally are characterized by extensive intellectual property litigation and many companies that own, or claim to own, intellectual property have aggressively asserted their rights. From time to time, we have been and may be subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties will assert intellectual property claims against us, particularly as we expand the complexity and scope of our business. Additionally, some of our agreements with certain third parties may require us to indemnify others against claims that our platform infringes a third-party's intellectual property rights.

Future litigation may be necessary to defend against intellectual property infringement claims or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and would be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Additionally, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

- hurt our reputation;
- adversely affect our relationships with our current or future Learners, Experts, schools, school districts, or other instructors or business relationships;
- cause delays or stoppages in providing our offerings;
- divert management's attention and resources;
- require technology changes to our platform or other software that could cause us to incur substantial cost;
- subject us to significant liabilities; or
- require us to cease some or all of our activities.

In addition to liability for monetary damages against us, which may include attorneys' fees and/or treble damages in the event of a finding of willful infringement, or, in some circumstances, damages against Experts, we may be prohibited from developing, commercializing, or continuing to provide some or all of our bundled technology-enabled solutions unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

Failure to adequately protect our intellectual property and other proprietary rights could adversely affect our business, results of operations, and financial condition.

Our ability to compete effectively depends, in part, upon protection of our rights in trademarks, trade names, trade secrets, copyrights, and other intellectual property rights. We rely on and plan to rely on contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret, and other laws to protect our intellectual property and other proprietary rights, and such measures may be inadequate. We may be unable to preclude third parties from misappropriating or infringing our technology and intellectual property. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information. Any litigation or claims brought by us could result in substantial costs and diversion of our resources. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

Third parties may challenge any copyrights, trademarks, and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate, or otherwise violate our copyrights, trademarks, and other intellectual property and proprietary rights and we may not be able to prevent infringement, misappropriation, or other violation without substantial expense to us. Additionally, if we fail to protect our domain names, it could adversely affect our reputation and brand and make it more difficult for Learners to find our website, our content, and our services. If we pursue litigation to assert our intellectual property or proprietary rights, an adverse decision could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights, or otherwise negatively impact our business, financial condition, and results of operations.

Additionally, while we have written contracts with Learners and Experts (either directly or through related and affiliated entities) that establish the terms and conditions of the relationships memorialized therein, Learners and Experts could seek to challenge those terms and conditions, including but not limited to network access, recorded sessions, confidentiality, content restrictions, disclosure provisions, and other intellectual property rights. We have not faced litigation on these agreements or the provisions therein and accordingly there is uncertainty as to whether any or all of these protective provisions would be enforceable.

Risks Related to the Ownership of Class A Common Stock, Our Status as a Public Company, and the Tax Receivable Agreement

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause our stock price to decline.

Our quarterly operating results have historically fluctuated due to seasonality, changes in consumer behavior, and changes in our business, and our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may cause fluctuations in our quarterly operating results include, but are not limited to, the following:

- timing of our costs incurred in connection with the launch of new offerings and the delay in receiving revenue from these new offerings, which delay may last for several years;

- seasonal variation driven by the seasonal nature of traditional academic calendars;

- changes in Learner purchases, utilization, and retention levels in our offerings;

- changes in our key metrics or the methods used to calculate our key metrics;

- changes in our pricing;

- changes in the mix of our product offerings;

- timing and amount of our marketing and sales expenses;

- costs necessary to improve and maintain our software platform;

- write-downs or write-offs, restructuring, and impairment, or other charges; and

- changes in the prospects of the economy generally, which could alter current or prospective customers' spending priorities or could increase the time it takes us to launch new offerings.

Our operating results may fall below the expectations of market analysts and investors in some future periods, which could cause the market price of Class A Common Stock to decline substantially.

The trading price of the shares of Class A Common Stock may be volatile, and purchasers of the Class A Common Stock could incur substantial losses.

Our stock price may be volatile. The stock market in general and the market for technology companies and learning technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our Class A Common Stock may be influenced by many factors, including:

- actual or anticipated variations in our operating results;

- changes in financial estimates by us or by any securities analysts who might cover our stock;

- changes in laws and regulations affecting our business;

- conditions or trends in our industry;

- changes as a result of macroeconomic events;

- stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the software and information technology industries;

- announcements by us or our competitors of new product or service offerings, significant acquisitions, strategic partnerships, or divestitures;

- announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

- the public's reaction to our press releases, our other public announcements, and our filings with the SEC;

- capital commitments;

- investors' general perception of our company and our business;

- recruitment or departure of key personnel, including Charles Cohn, our Founder, Chairman, President, and Chief Executive Officer;

- sales of Class A Common Stock, including sales by our directors and officers or specific stockholders

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; and

- the volume of shares of Class A Common Stock available for public sale.

Additionally, in the past, stockholders have initiated class action lawsuits against technology companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management's attention and resources from our business.

If equity research analysts do not publish research or reports or publish unfavorable research or reports about us, our business, or our market, our stock price and trading volume could decline.

The trading market for our Class A Common Stock may be influenced by the research and reports that equity research analysts publish about us and our business. We do not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

Concentration of ownership among members of our senior management, our existing directors, and principal stockholders may prevent new investors from influencing significant corporate decisions.

Concentration of ownership among members of our senior management, our existing directors, and principal stockholders may prevent new investors from influencing significant corporate decisions. As a result, members of our senior management, our existing directors, and principal stockholders, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets or other significant corporate transactions. For example, Charles Cohn, our Founder, Chairman, President, and Chief Executive Officer, beneficially owns a significant portion of our Common Stock. Together with his spouse, he beneficially owns approximately 48.7% of our outstanding Class A Common Stock, assuming conversion of their Class B common stock and all other shares of Class B common stock. So long as Mr. Cohn beneficially owns certain specified percentages of our Class A Common Stock, Mr. Cohn will have rights to nominate up to three directors to our Board of Directors, and will also have consent rights with respect to other parties' nominees.

Moreover, some of these persons or entities may have interests different than yours. For example, because many of these stockholders have held their shares for a long period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

Due to the significant and rapid advances in AI, we may incur write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition and results of operations.

Due to the significant and rapid advances in AI, including AI coding capabilities, the pace of innovation and technical change has increased substantially. In 2025, we recorded a charge for the abandonment of a substantial portion of our historically capitalized internal-use software as we made the strategic decision to rebuild our platform and products on new, AI-native codebases, preserving essential business logic and data while migrating to modern, decoupled systems. In the future, we may convert additional parts of our technology stack to entirely new codebases written with AI, which upon completion will require us to incur additional write-downs or asset write-offs, restructure our operations, or incur impairment or other charges that could result in our recognizing losses.

If we fail to maintain effective internal control over financial reporting and effective disclosure controls and procedures, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our company.

We are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Because we are no longer an emerging growth company, our independent registered public accounting firm is required each year to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 . Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, or operating.

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal controls over financial reporting or we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports. As a result, the market price of the Class A Common Stock could be materially adversely affected.

Because we do not anticipate paying any cash dividends on the Class A Common Stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in the Class A Common Stock to provide dividend income. We have not declared or paid cash dividends on the Class A Common Stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Additionally, the terms of any future debt agreements we may enter into are likely to similarly preclude us from paying dividends. As a result, capital appreciation, if any, of the Class A Common Stock will be your sole source of gain for the foreseeable future. Investors should not purchase our Class A Common Stock with the expectation they will receive dividend income.

We are subject to risks related to taxation in the U.S.

Significant judgments based on interpretations of existing tax laws or regulations are required in determining our provision for income taxes. Our effective income tax rate could be adversely affected by various factors, including, but not limited to, changes in the mix of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax policies, laws, regulations or rates, changes in the level of non-deductible expenses (including share-based compensation), changes in the location of our operations, changes in our future levels of research and development spending, mergers and acquisitions, or the result of examinations by various tax authorities. Although we believe our tax estimates are reasonable, if the IRS or other taxing authority disagrees with the positions taken on our tax returns, we could have additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position.

We have no material assets other than our interest in Nerdy LLC, which holds, directly or indirectly, all of our business. Nerdy LLC generally is not subject to U.S. federal income tax, but may be subject to certain U.S. state and local and non-U.S. taxes. We are a U.S. corporation subject to U.S. corporate income tax on our allocable share of the income or loss of Nerdy LLC. Further, because our operations and customers are located throughout the U.S., we and Nerdy LLC are subject to various U.S. state and local taxes. U.S. federal, state, local, and non-U.S. tax laws, policies, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us or Nerdy LLC and may have an adverse effect on our business, cash flows, and future profitability.

There can be no assurance that future tax law changes will not (i) increase the rate of the corporate income tax significantly, (ii) impose new limitations on deductions, credits, or other tax benefits or (iii) make other changes that may adversely affect our businesses, financial condition, results of operations, and cash flows. Such changes in U.S. federal income tax laws could adversely affect our or Nerdy LLC's business, cash flows, and future profitability, which would have an adverse effect on our business, cash flows, and future profitability.

Our bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our bylaws specify that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our bylaws provide that the federal district courts of the U.S. will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees, or agents and arising under the Securities Act. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The choice of forum provision requiring that the Court of Chancery of the State of Delaware be the exclusive forum for certain actions would not apply to suits brought to enforce any liability or duty created by the Exchange Act.

There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially adversely affect our business.

We are subject to changing laws and regulations regarding regulatory matters and corporate governance, and public disclosure will increase our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in, and our future efforts to comply likely will result in, increased general and administrative expenses.

Moreover, because these laws, regulations, and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

If we expand our business operations, including to jurisdictions in which tax laws may not be favorable, our obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect our after-tax profitability and financial results.

In the event that our operating business expands domestically or internationally, our effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under GAAP, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to (i) changes in tax laws or the regulatory environment, (ii) changes in accounting and tax standards or practices, (iii) changes in the composition of operating income by tax jurisdiction, and (iv) pre-tax operating results of our business.

Additionally, we may be subject to significant income, withholding, and other tax obligations in the U.S. and may become subject to taxation in numerous additional U.S. state and local and non-U.S. jurisdictions with respect to income, operations, and subsidiaries related to those jurisdictions. Our after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (i) the availability of tax deductions, credits, exemptions, refunds, and other benefits to reduce tax liabilities, (ii) changes in the valuation of deferred tax assets and liabilities, if any, (iii) the expected timing and amount of the release of any tax valuation allowances, (iv) the tax treatment of stock-based compensation, (e) changes in the relative amount of earnings subject to tax in the various jurisdictions, (v) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (vi) changes to existing intercompany structure (and any costs related thereto) and business operations, (vii) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions, and (viii) the ability to structure business operations in an efficient and competitive manner. Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing, or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

Our principal asset is our interest in Nerdy LLC, and, accordingly, we will depend on distributions from Nerdy LLC to pay taxes, make payments under the Tax Receivable Agreement (as defined below), and cover our corporate and other overhead expenses.

We are a holding company and have no material assets other than our ownership interest in Nerdy LLC. We have no independent means of generating revenue or cash flow. To the extent the funds of Nerdy LLC are legally available for distribution, and subject to any restrictions contained in any credit agreement (including the Loan Agreement) to which Nerdy LLC or its subsidiaries is bound, we intend to cause Nerdy LLC (i) to make generally pro rata distributions to its unitholders, including Nerdy Inc., in an amount generally intended to allow the Nerdy LLC unit holders to satisfy their respective income tax liabilities with respect to their allocable share of the income or loss of Nerdy LLC, based on certain assumptions and conventions, and (ii) to reimburse Nerdy Inc. for its corporate and other overhead expenses. In the future, we may be limited, however, in our ability to cause Nerdy LLC and its subsidiaries to make these and other distributions to us due to restrictions contained in any credit agreement to which Nerdy LLC or any of its subsidiaries is bound. To the extent that we need funds and Nerdy LLC or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements or are otherwise unable to provide such funds, our liquidity and financial condition could be adversely affected.

Moreover, because we have no independent means of generating revenue, our ability to make tax payments and payments under the Tax Receivable Agreement (as defined below) is dependent on the ability of Nerdy LLC to make distributions to us in an amount sufficient to cover our tax obligations and obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Nerdy LLC's subsidiaries to make distributions to it. The ability of Nerdy LLC, its subsidiaries, and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions contained in any credit agreement to which Nerdy LLC, its subsidiaries, and other entities in which it directly or indirectly holds an equity interest are bound. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will accrue interest until paid.

We may be required to make payments under the Tax Receivable Agreement (as defined below) for certain tax benefits that we may claim, and the amounts of such payments could be substantial.

We have a tax receivable agreement with Nerdy LLC unit holders (other than us) (the "TRA Holders") (the "Tax Receivable Agreement"). The Tax Receivable Agreement generally will provide for the payment by us to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state, and local income tax that we actually realize in periods after the reverse recapitalization as a result of: (i) certain increases in tax basis that occur as a result of (A) the reverse recapitalization (including as a result of cash received in the reverse recapitalization and debt repayment occurring in connection with the reverse recapitalization) or (B) exercises of the Nerdy LLC redemption right or call right; and (ii) imputed interest deemed to be paid by us as a result of, and additional basis arising from, any payments under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these net cash savings.

The term of the Tax Receivable Agreement commenced upon the completion of the reverse recapitalization and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired and all required payments are made, unless we exercise its right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances described below) and we make the termination payment specified in the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are our obligation and not obligations of Nerdy LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of our realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of our ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of units of Nerdy LLC ("OpCo Units"), the price of Class A Common Stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of tax basis associated with the OpCo Units of the redeeming holder at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income Nerdy LLC generates in the future, the timing and amount of any earlier payments that we may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable to us, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and certain simplifying assumptions with respect to state and local income taxes) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amount and timing of any payments under the Tax Receivable Agreement are dependent upon significant future events, including those noted above in respect of estimating the amount and timing of our realization of tax benefits.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If the Tax Receivable Agreement terminates early (at our election or due to other circumstances, including our breach of a material obligation thereunder or upon the election of the TRA Holders in connection with certain changes of control described below), we would be required to make an immediate payment to each TRA Holder equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to the lesser of (i) 6.5% and (ii) one-year Secured Overnight Financing Rate ("SOFR") (or a replacement rate, if applicable) plus 150 basis points) and the aggregate amount of such early termination payments is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including that (i) we have sufficient income to fully utilize the tax attributes covered by the Tax Receivable Agreement, (ii) net operating losses and credits that are available as of the termination are utilized through the earlier of the scheduled expiration of such losses or credits or the fifth anniversary of the termination, (iii) the applicable tax rates will be those specified by law as in effect as of the termination date, (iv) non-amortizable asset basis is utilized on an accelerated timeline, and (v) any OpCo Units (other than those held by us) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales, and other forms of business combinations and certain changes to the composition of our board), the Tax Receivable Agreement will remain in effect with respect to each TRA Holder (provided that certain valuation assumptions applicable to an early termination of the Tax Receivable Agreement, including that there will be sufficient income to utilize all tax attributes covered by the Tax Receivable Agreement, will be utilized to determine the payments to be made under the Tax Receivable Agreement), unless such TRA Holder elects (or the representative of the TRA Holders causes all of the TRA Holders to elect) to receive its early termination payment in connection with the change of control transaction, in which case the Tax Receivable Agreement will terminate with respect to such TRA Holder as described in the paragraph above. Any payment made under the Tax Receivable Agreement following a change of control may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which such payment relates.

If the Tax Receivable Agreement terminates early (in the situations described above), our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, or other forms of business combinations or changes of control that could be in the best interests of holders of Class A Common Stock. If our obligation to make payments under the Tax Receivable Agreement is accelerated by election of the TRA Holders in connection with a change of control, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration. However, we may be required to fund such payment from other sources, and, as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity. We do not currently expect to cause an acceleration due to our breach, and we do not currently expect that we would elect to terminate the Tax Receivable Agreement early, except in cases where the early termination payment would not be material. There can be no assurance that we will be able to meet our obligations under the Tax Receivable Agreement.

If our payment obligations under the Tax Receivable Agreement are accelerated in connection with certain mergers, other forms of business combinations, or other changes of control, the consideration payable to holders of our Class A Common Stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales, and other forms of business combinations and certain changes to the composition of our Board of Directors), then our obligations under the Tax Receivable Agreement would be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, and, in such situations, payments under the Tax Receivable Agreement may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of our payment obligations under the Tax Receivable Agreement, holders of our Class A Common Stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, our payment obligations under the Tax Receivable Agreement will not be conditioned upon the TRA Holders having a continued interest in us or Nerdy LLC, and the rights of the TRA Holders (including the right to receive payments) under the Tax Receivable Agreement are generally transferable by the TRA Holders as long as the transferee of such rights has executed and delivered or in connection with such transfer executes and delivers, a joinder to the Tax Receivable Agreement. Accordingly, the TRA Holders' interests may conflict with those of the holders of our Class A Common Stock.

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on certain tax reporting positions, and the IRS or another tax authority may challenge all or part of the tax basis increases upon which payment under the Tax Receivable Agreement are based, as well as other related tax positions we take, and a court could sustain such challenge. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against future payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could materially adversely affect our liquidity.

In certain circumstances, Nerdy LLC will be required to make tax distributions to the Nerdy LLC unitholders, including us, and the tax distributions that Nerdy LLC will be required to make may be substantial. The Nerdy LLC tax distribution requirement may complicate our ability to maintain our intended capital structure.

Nerdy LLC will generally make quarterly tax distributions, to the Nerdy LLC unitholders, including us. Such distributions will be pro rata and be in an amount sufficient to cause each Nerdy LLC unitholder to receive a distribution at least equal to such Nerdy LLC unitholder's allocable share of net taxable income (calculated under certain assumptions) multiplied by an assumed tax rate. The assumed tax rate for this purpose will be the combined maximum U.S. federal, state, and local income tax rate that may potentially apply to any member for the applicable taxable year. The highest marginal U.S. federal income tax rate applicable to corporations is significantly lower than the highest marginal U.S. federal income tax rate applicable to non-corporate taxpayers. Additionally, the per-OpCo unit taxable income allocable to us will likely be lower than the per-OpCo unit taxable income allocated to other Nerdy LLC unitholders. As a result of these disparities, we may receive tax distributions from Nerdy LLC significantly in excess of our actual tax liability and our obligations under the Tax Receivable Agreement.

The receipt of such excess distributions would complicate our ability to maintain certain aspects of our capital structure. Such cash, if retained (or reinvested in Nerdy LLC without an accompanying stock dividend with respect to our Class A Common Stock), could cause the value of an OpCo unit to deviate from the value of a share of Class A Common Stock. If we retain such cash balances (or reinvests such balances in Nerdy LLC without an accompanying stock dividend with respect to our Class A Common Stock), the other Nerdy LLC unitholders would benefit from any value attributable to such accumulated or reinvested cash balances as a result of their exercise of the OpCo redemption right. We intend to take steps to eliminate any material cash balances. Such steps could include distributing such cash balances as dividends on our Class A Common Stock and reinvesting such cash balances in Nerdy LLC for additional OpCo Units (with an accompanying stock dividend with respect to our Class A Common Stock).

The tax distributions to the Nerdy LLC unitholders may be substantial and may, in the aggregate, exceed the amount of taxes that OpCo would have paid if it were a similarly situated corporate taxpayer. Funds used by Nerdy LLC to satisfy its tax distribution obligations will generally not be available for reinvestment in its business.

Delaware law and our Governing Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our Certificate of Incorporation, Bylaws, and the Delaware General Corporation Law, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our Board and therefore depress the trading price of our Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our Board of Directors or taking other corporate actions, including effecting changes in our management. Among other things, our governing documents, include provisions regarding:

- the ability of our Board to issue shares of preferred stock, including "blank check" preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the limitation of the liability of, and the indemnification of, our directors and officers;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders after such date and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

- the requirement that a special meeting of stockholders may be called only by the Chief Executive Officer, the Chairman of the Board, or our Board, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

- the ability of our Board to amend the bylaws, which may allow our Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to our Board or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board, and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our Board or management.

Our failure to meet the New York Stock Exchange's continued listing requirements could result in a delisting of our Class A Common Stock.

If we fail to satisfy the continued listing requirements of the New York Stock Exchange ("NYSE"), such as the corporate governance requirements or the minimum closing price requirement, NYSE may take steps to delist our Class A Common Stock. Such a delisting would likely have a negative effect on the trading price of our Class A Common Stock and could impair our stockholders' ability to sell or purchase our Class A Common Stock when they wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our Class A Common Stock to become listed again, stabilize the market price or improve the liquidity of our Class A Common Stock, or prevent future non-compliance with the listing requirements of NYSE.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 1C. CYBERSECURITY.

Our Board of Directors, recognizing the importance of maintaining the trust and confidence of our Learners, Experts, Institutional customers, clients, business partners, employees, and contractors, has delegated oversight of our cybersecurity risk management to the Audit Committee. Our cybersecurity policies, standards, processes, and practices have been established as part of our risk management program and are based on recognized frameworks, including as adopted by the National Institute of Standards and Technology (the "NIST"). In general, we seek to address cybersecurity risks through a cross-functional approach focused on preserving the confidentiality, security, and availability of the information that we collect and store by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Our cybersecurity program focuses on these key areas:

- *Governance*: The Audit Committee has oversight of cybersecurity risk management and regularly interacts with our Vice President, Engineering and Security and other members of management.

- *Education and Awareness*: We provide regular, mandatory training for personnel regarding cybersecurity threats to equip them with effective tools to address and mitigate cybersecurity threats, and to communicate our information security policies, standards, processes, and practices.

- *Cross-Functional Approach*: We employ a cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

- *Third-Party Risk Management*: We have adopted a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- *Technical Safeguards*: We deploy technical safeguards designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and revised through vulnerability and cybersecurity threat assessments.

- *Incident Response and Recovery Planning*: We maintain incident response and recovery plans addressing our response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

We engage in the periodic assessment and testing of our policies, standards, processes, and practices designed to address cybersecurity threats and incidents. These efforts include internal and external activities, including reviews of our information security control environment, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning, and information security maturity assessments.

The Audit Committee receives regular presentations and reports on cybersecurity risks. Those presentations and reports have covered or will cover topics such as recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, and technological and peer company trends. The Audit Committee also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the Audit Committee discusses the Company's approach to cybersecurity risk management with the members of the management team, including the Vice President, Engineering and Security.

Our Vice President, Engineering and Security in coordination with our Chief Executive Officer ("CEO"), Chief Operating Officer ("COO"), Chief Financial Officer ("CFO"), and Chief Legal Officer ("CLO"), among others, work collaboratively across functions to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. Through ongoing communication, we monitor the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Audit Committee when appropriate.

The Vice President, Engineering and Security has served in various roles in information technology for over 25 years. Our CEO, COO, CFO and CLO each hold degrees in their respective fields, and each have experience managing risks, including risks arising from cybersecurity threats.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including our business strategy, results of operations, or financial condition. Depending on their nature, cybersecurity threats in the future may materially affect our business strategy, results of operations, or financial condition. See "Risk Factors" in Part I, Item 1A of this report.

ITEM 2.   PROPERTIES.

Our corporate headquarters is located at 8001 Forsyth Blvd., Suite 1050, St. Louis, Missouri 63105 with a lease term that expires in April 2031, with two extension options. We believe that our facilities are adequate to meet our needs for the immediate future and that we will be able to secure additional space due to the expiration of our current lease or the expansion of our operations, as necessary, and if needed. For information regarding our leases, refer to Note 13 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report.

ITEM 3.   LEGAL PROCEEDINGS.

For information regarding our legal proceedings, refer to "Commitments and Contingencies" in Note 15 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report, which is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market for Common Stock and Dividends

Our Class A common stock, par value $0.0001 per share (the "Class A Common Stock) is traded on the New York Stock Exchange (the "NYSE") under the symbol, "NRDY". Our Class B common stock, par value $0.0001 per share (the "Class B Common Stock") is not traded on any established public trading market.

On February 12, 2026, there were approximately 37 stockholders and 20 stockholders of our Class A Common Stock and Class B Common Stock, respectively. The actual number of Class A Common Stock is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. We did not pay any cash dividends on our Class A Common Stock during the year ended December 31, 2025, nor do we have plans to pay cash dividends on our common stock in the foreseeable future.

The information required under this Item 5 concerning equity compensation plan information is set out under Part III, Item 12 of this report and is incorporated herein by this reference.

Issuer Purchases of Equity Securities

There were no purchases of equity securities by the issuer or affiliated purchasers, as defined in Rule 10b-18(a)(3) the Securities Exchange Act of 1934, during the fourth quarter of 2025.

Performance Graph

We are a "smaller reporting company," as defined by Item 10(f)(1) of Regulation S-K, and therefore are not required to provide the information required by paragraph (e) of Item 201 of Regulation S-K.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity, and capital resources of Nerdy Inc. The following discussion should be read in conjunction with the financial statements under Part II, Item 8 of this report, "Cautionary Note On Forward-Looking Statements" on page 1 of this report, and "Risk Factors" in Part I, Item 1A of this report. This section of this report generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 are not included in this report, and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Nerdy Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 27, 2025.

OVERVIEW

We operate a next-generation live tutoring and intervention platform that leverages the power of human expertise with advanced artificial intelligence ("AI") to personalize learning, accelerate student achievement, and empower educators. Our mission is to transform the way people learn through technology. Our purpose-built proprietary platform leverages technology, including AI, to connect students, users, parents, guardians, and purchasers ("Learner(s)") of all ages to tutors, instructors, subject matter experts, educators, and other professionals ("Expert(s)"), delivering superior value on both sides of the network. Our comprehensive learning destination provides learning experiences across numerous subjects and multiple formats, including Learning Memberships, one-on-one instruction, small group tutoring, large format classes, chat, essay review, adaptive assessments, and self-study tools. Our flagship business, Varsity Tutors LLC ("Varsity Tutors"), is one of the nation's largest platforms for live online tutoring and classes. Our solutions are available to Learners either directly through Learning Memberships ("Consumers") and through education systems ("Institutions"). Our platform offers Experts the opportunity to generate income from the convenience of home, while also increasing access for Learners by removing barriers to high-quality live online learning. Our offerings include *Varsity Tutors for Schools*, a product suite that leverages our next-generation live tutoring and intervention platform capabilities to offer high-dosage tutoring and our online learning solutions to Institutions. We have built a diversified business across the following audiences: K-8, High School, College, Graduate School, and Professional.

Seasonality of our Business

We have experienced in the past, and expect to continue to experience seasonal fluctuations in our revenue and earnings due to Learner and Institutional spending and consumption habits, and the timing of the academic year. Historically, we experience lower than normal revenue during the summer when schools and universities are typically out of session in the United States (the "U.S.") and when people travel for vacations and holidays. Due to seasonality, comparisons of our historical quarterly results of operations on a sequential basis may not provide meaningful insight into our overall financial performance.

Abandonment of Capitalized Internal-Use Software

In the fourth quarter of 2025, management made a strategic decision to abandon certain components of our previously capitalized internal-use software including our legacy Live Learning Platform, our legacy Learner user experience, our legacy Expert user experience, and our legacy landing pages. These components and functions were rebuilt on entirely new, AI-native codebases, preserving essential business logic and data while migrating to modern, decoupled systems. We believe this modernization of our software platform onto entirely new, AI-native codebases will allow for not only the immediate improvement of the experiences we can offer to Learners, but also allow for more efficient product innovation in the future. In connection with this abandonment, we recorded a write-off of a portion of our previously capitalized internal-use software, which was included in "Cost of revenue" in the Consolidated Statement of Operations for the year ended December 31, 2025. For additional information on the abandonment charge, see Note 8 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report.

KEY FINANCIAL AND OPERATING METRICS

We monitor the following key operating metrics, among others, to evaluate the performance of our business.

"Active Member(s)" is defined as the number of Learners with an active paid Learning Membership as of the dates presented. Variations in the number of Active Members are due to changes in demand for our solutions, seasonality, testing schedules, and the launch of new membership options. As a result, we believe Active Members is a key indicator of our ability to attract, engage, and retain Learners. Active Members exclude our Institutional business. Our Active Member count as of December 31, 2025 was lower when compared to December 31, 2024 primarily due to operational challenges that we are actively addressing through the appointment of a new Chief Operating Officer in 2025 to drive enhanced operational execution and systematic process improvements. We also rolled out new Learner and Expert platform user experiences in the fourth quarter that we believe will re-accelerate growth.

Active Members in thousands	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
Active Members	33.2	34.3	30.6	40.5	37.5	39.7
YoY change	(11)%	(14)%	(14)%	(12)%	(8)%	1%

"Average Revenue per Member per Month" ("ARPM") is defined as the average Consumer Learning Membership subscription revenue per member per month as of the dates presented. Variations in ARPM are primarily due to changes in the mix of Learning Memberships sold and pricing changes. We believe ARPM is a key indicator of the value we provide to our customers. ARPM excludes our Institutional business. ARPM as of December 31, 2025 was higher when compared to December 31, 2024 due to the mix shift to higher frequency Learning Memberships coupled with price increases for new Consumer customers enacted during the first quarter of 2025. The impact of these changes was further bolstered by higher retention in newer cohorts due primarily to improvements in the user experience and new Expert incentives.

ARPM in ones	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
ARPM	$ 364	$ 374	$ 348	$ 335	$ 302	$ 302
YoY change	21%	24%	24%	14%	(2)%	(13)%

"Active Experts" is defined as the number of Experts who have instructed one or more sessions in a given period. Active Experts also includes our Institutional business, but excludes First Tutors UK. The following table summarizes Active Experts for the periods presented. Our Active Expert count during the year ended December 31, 2025 decreased when compared to the prior year period. This decrease was primarily due to lower Consumer Active Experts as a result of our Expert incentives, which has promoted utilization of the highest quality Experts by encouraging them to work with more Learners and develop deeper relationships that allow for increased revenue-generating opportunities, coupled with lower utilization of tutoring sessions in our Institutional business as a result of lower bookings. We believe our Active Expert count at December 31, 2025 is sufficient to meet our near-term growth objectives.

	Year Ended December 31,		Change
Active Experts in thousands	2025	2024	%
Active Experts	15.8	20.2	(22)%

RESULTS OF OPERATIONS

	Year Ended December 31,			
dollars in thousands	2025	%	2024	%
Revenue	$ 178,988	100 %	$ 190,231	100 %
Cost of revenue	75,208	42 %	61,837	33 %
Gross Profit	103,780	58 %	128,394	67 %
Sales and marketing expenses	60,123	34 %	71,623	37 %
General and administrative expenses	105,521	59 %	126,879	67 %
Operating Loss	(61,864)	(35)%	(70,108)	(37)%
Interest income, net	(1,073)	(1)%	(3,104)	(2)%
Other (income) expense, net	(2)	— %	23	— %
Loss before Income Taxes	(60,789)	(34)%	(67,027)	(35)%
Income tax expense	159	— %	115	— %
Net Loss	(60,948)	(34)%	(67,142)	(35)%

Revenue

Revenue for the year ended December 31, 2025 decreased when compared to the prior year period primarily due to lower Institutional revenue and a specific state-funded program ($7,437 thousand for the year ended December 31, 2024) within Consumer revenue that did not recur in 2025. Also within Consumer Revenue, Learning Membership revenue increased 2% year-over-year. The current year period was positively impacted by higher ARPM in our Consumer business as a result of a mix shift to higher frequency Learning Memberships and price increases for new Consumer customers enacted during the first quarter of 2025, coupled with higher retention in newer cohorts due primarily to improvements in the user experience and investments in Expert pay and incentives.

The following table presents our revenue by category of Learners for the periods presented.

	Year Ended December 31,				Change	
dollars in thousands	2025	%	2024	%	$	%
Consumer	$ 150,736	84 %	$ 154,230	81 %	(3,494)	(2)%
Institutional	27,607	15 %	35,277	18 %	(7,670)	(22)%
Other	645	1 %	724	1 %	(79)	(11)%
Revenue	$ 178,988	100 %	$ 190,231	100 %	$ (11,243)	(6)%

Cost of Revenue and Gross Profit

The following table sets forth our cost of revenue and gross profit for the periods presented.

	Year Ended December 31,		Change	
dollars in thousands	2025	2024	$	%
Revenue	$ 178,988	$ 190,231	$ (11,243)	(6)%
Cost of revenue	75,208	61,837	13,371	22 %
Gross Profit	$ 103,780	$ 128,394	$ (24,614)	(19)%
% Margin	58 %	67 %		

Cost of revenue for the year ended December 31, 2025 was impacted by a charge for the abandonment of capitalized internal-use software, net of accumulated amortization, of $7,757 thousand related to our replacement of certain components of our platform with AI-native codebases, as discussed above. Excluding this impact, cost of revenue increased $5,614 thousand due to higher Expert costs of $5,243 thousand, primarily driven by investments in Expert pay and incentives. We believe these investments drive Expert satisfaction and engagement with our platform (and Learners) by allowing certain Experts to receive additional income for each sequential recurring session with the same student. Following the adoption of the new incentives, we continue to see faster time to the first session, more sessions in the first 30 days, lower tutor replacement rates, and higher retention.

Gross margin for the year ended December 31, 2025 was negatively impacted by the previously discussed charge related to the abandonment of capitalized internal-use software. Excluding this impact, gross margin decreased primarily due to investments in Expert pay and incentives. For the third consecutive quarter, gross margin improved sequentially quarter-over-quarter as gross margin, excluding the impact of the abandonment charge, of 67% for the fourth quarter of 2025 increased approximately 380 basis points when compared to the third quarter of 2025. The continued expansion was primarily a result of a mix shift to higher frequency Learning Memberships coupled with price increases for new Consumer customers enacted during the first quarter of 2025 and better optimization of tutoring incentives. We expect gross margin improvement to continue into 2026 as the mix of our Consumer revenue continues to shift into higher frequency and higher priced Learning Memberships, and as we are able to better optimize tutoring incentives.

The following table sets forth our operating expenses for the periods shown:

	Year Ended December 31,		Change	
dollars in thousands	2025	2024	$	%
Sales and marketing expenses	$ 60,123	$ 71,623	$ (11,500)	(16)%
General and administrative expenses	105,521	126,879	(21,358)	(17)%
Total operating expenses	$ 165,644	$ 198,502	$ (32,858)	(17)%

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2025 included non-cash stock-based compensation and restructuring costs of $1,321 thousand and $193 thousand, respectively. Sales and marketing expenses for the year ended

December 31, 2024 included non-cash stock-based compensation of $2,345 thousand. Excluding these impacts in both periods, sales and marketing expenses decreased $10,669 thousand, or 15%.

This decrease in sales and marketing expenses was driven by Consumer marketing efficiency gains coupled with the moderation of our investment in the Institutional business given school district funding uncertainties in 2025.

General and Administrative

General and administrative expenses include compensation for certain employees, support services, product and development expenses intended to support continued innovation, and other operating expenses. Product and development costs were $41,338 thousand and $43,928 thousand for the years ended December 31, 2025 and 2024, respectively, a decrease of $2,590 thousand. Product and development costs include compensation for employees on our product, engineering, and design teams who are responsible for developing new and improving existing offerings, maintaining our website, improving efficiencies across our organization, and third-party expenses.

General and administrative expenses for the year ended December 31, 2025 included non-cash stock-based compensation and restructuring costs of $26,486 thousand and $455 thousand, respectively. General and administrative expenses for the year ended December 31, 2024 included non-cash stock-based compensation of $38,744 thousand. Excluding these impacts in both periods, general and administrative expenses decreased $9,555 thousand, or 11%.

AI-enabled productivity improvements, coupled with new software-driven processes and system implementations, headcount reductions, and other cost reduction efforts, have enabled us to generate operating efficiencies and remove significant costs from the business. Recent advances in our application of AI across our entire tech stack provide us with the opportunity to move faster and drive further levels of productivity and operating leverage, while improving both the customer experience and operational consistency as we scale our business.

Interest Income, net

Interest income was $1,073 thousand for the year ended December 31, 2025, compared to $3,104 thousand for the year ended December 31, 2024. This decrease was driven by lower interest income on our cash balances during the year ended December 31, 2025 and by interest expense related to our outstanding borrowings under our term loan that was originated in November 2025.

Income Tax Expense

Our effective income tax rate was (0.26)% and (0.17)% for the years ended December 31, 2025 and 2024, respectively. Income tax expense recorded during the years ended December 31, 2025 and 2024 represents amounts owed to state authorities.

The following table presents a reconciliation of income tax expense and the effective income tax rate for the period presented, reported under ASC Topic 740 after the adoption of Accounting Standards Update ("ASU") 2023-09.

	Year Ended December 31, 2025	
dollars in thousands	**Amount**	**%**
U.S. Federal Statutory Tax Rate (21%)	$ (12,766)	21.00 %
State income taxes, net of federal tax effect	159	(0.26)%
Changes in valuation allowances	8,217	(13.52)%
Other, net		
Income tax benefit attributable to the NCI	4,416	(7.26)%
Other	133	(0.22)%
Income tax expense and effective income tax rate	$ 159	(0.26)%

The following table presents a reconciliation of income tax expense with amounts computed at the federal statutory tax rate for the period presented, reported under ASC Topic 740 prior to the adoption of ASU 2023-09.

dollars in thousands	Year Ended December 31, 2024
Computed tax (21%)	$ (14,076)
Partnership outside basis adjustments	47
Income tax benefit attributable to NCI	6,180
Income tax credit	(630)
Change in valuation allowance charged to expense	11,019
State income tax benefit, net of effect on federal tax	(2,699)
Other, net	274
Income tax expense	$ 115

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

As of December 31, 2025 and 2024, we had cash and cash equivalents totaling $47,895 thousand and $52,541 thousand, respectively. We have incurred cumulative losses from our operations, and we may incur additional losses in the future. Our operations have historically been financed primarily through cash on hand and capital contributions. To the extent we continue to generate negative operating cash flows, it is possible that we may have to finance future operations primarily or in part from cash on hand or from our Term Loan (as defined below). If cash on hand or from our Term Loan is not sufficient to fund our business, we may also need to implement significant cost-containment measures or explore additional financing alternatives. However, there can be no assurance that additional financing would be available to us on acceptable terms, or at all, or that any cost-containment measures we implement would be sufficient or effective in reducing losses or preserving liquidity.

On November 3, 2025 (the "Closing Date"), we and certain of our subsidiaries entered into a Loan and Security Agreement ("Loan Agreement") with Hercules Capital, Inc. ("Hercules") and the lenders party thereto, pursuant to which the lenders made available up to two tranches of term loans in an aggregate principal amount of $50,000 thousand (the "Term Loan"), subject to certain terms and conditions, with the first tranche of up to $30,000 thousand available for borrowing in multiple draws of at least $2,500 thousand and the second tranche of up to $20,000 thousand available for borrowing in multiple draws of at least $2,500 thousand.

On the Closing Date, we borrowed $20,000 thousand under the Term Loan. These proceeds may be used for working capital and other general corporate purposes as permitted by the Term Loan. The remaining $10,000 thousand under the first tranche of Term Loan is available to be drawn until December 31, 2026. After the first tranche is drawn in full or after December 31, 2026, the second Term Loan tranche may be made available, subject to the approval of the lenders. Our ability to access the maximum borrowing capacity under the Term Loan will require our future TTM Contribution Margin (as defined in the Loan Agreement) to exceed historical levels.

Cash Requirements

Our cash requirements within the next twelve months include working capital requirements, sales and marketing activities, and capital expenditures. We believe our cash on hand will be sufficient to satisfy these future requirements.

Our cash requirements under our contractual obligations and commitments consist primarily of:

- *Debt, Interest, and Other Debt-Related Obligations*. See Note 12 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report for information on our debt and the timing of future principal, interest, and other payments related to our Term Loan; and

- *Leases*. See Note 13 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report for information on our lease obligations and the amount and timing of future payments.

Debt Covenants

The Loan Agreement includes customary representations and warranties and covenants associated with our Term Loan. Such terms include (1) covenants concerning financial and other reporting obligations, and (2) certain limitations on indebtedness, liens, investments, distributions (including dividends), share repurchases, collateral, investments, distributions, transfers, mergers or acquisitions, taxes, corporate changes, and deposit accounts. Such covenants and limitations on indebtedness include (but are not limited to) that the Company must maintain the greater of (i) $15,000 thousand of Qualified

Cash (as defined in the Loan Agreement) or (ii) Qualified Cash that results in Remaining Months Liquidity (as defined in the Loan Agreement) of at least 6 months. Additionally, our outstanding borrowings must not exceed certain multiples of our TTM Contribution Margin (as defined in the Loan Agreement). If at any time, our outstanding borrowings exceed the required multiple of the TTM Contribution Margin, we will be required to immediately repay principal until the outstanding borrowings are less than the applicable multiple. As of December 31, 2025, we were in compliance with these covenants, the Term Loan had outstanding borrowings of $20,000 thousand, and we had an available borrowing capacity of $10,000 thousand.

The following table sets forth our cash flows.

	Year Ended December 31,	
dollars in thousands	**2025**	**2024**
Cash used in:		
Operating activities	$ (18,846)	$ (15,603)
Investing activities	(5,370)	(6,863)
Financing activities	19,499	—
Effect of Exchange Rate Change on Cash, Cash Equivalents, and Restricted Cash	(61)	(1)
Net Decrease in Cash, Cash Equivalents, and Restricted Cash	$ (4,778)	$ (22,467)

Operating Activities

Cash used in operating activities for the year ended December 31, 2025 increased $3,243 thousand when compared to the same period in 2024, primarily due to lower revenue and gross margin, the payment of a legal settlement of $2,000 thousand, and changes in working capital. These impacts were partially offset by lower sales and marketing and general and administrative expenses.

Investing Activities

Cash used in investing activities was $5,370 thousand and $6,863 thousand for the years ended December 31, 2025 and 2024, respectively. Cash used in investing activities related to capital expenditures primarily for the development of internal-use software and information technology ("IT") equipment.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2025 was $19,499 thousand. We received proceeds of $20,000 thousand from borrowings under our Term Loan. In connection with entering into the Loan Agreement and the borrowings under our Term Loan, we paid $501 thousand of deferred financing fees. We did not have any financing activities during the year ended December 31, 2024.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of these consolidated financial statements requires us to make judgments, estimates, and assumptions. We make these subjective determinations after considering our historical performance, management's experience, current economic trends, and events and information from outside sources. Inherent in this process is the possibility that actual results could differ from these estimates and assumptions for any particular period. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 within the "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report. Our critical accounting policies and estimates are those that have a meaningful impact on the reporting of our financial condition and results of operations.

Revenue Recognition and Deferred Revenue

We recognize revenue from our services as performance obligations are satisfied. Performance obligations are satisfied throughout the term of contracts with Learners and Institutions, who are our customers, when they are provided services. Revenue is recognized in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We generate revenue by selling tutoring services to Learners and Institutions that are fulfilled by Experts, who deliver instruction on our behalf through our proprietary Live Learning Platform.

We provide a significant service of integrating instruction services, which are provided by Experts on our behalf through our platform, using our curation and matching technologies and features in order to deliver a combined output to meet our performance obligation to Learners. We are primarily responsible for the services provided and set pricing. We determined that collectively, these factors reflect that we are the principal in transactions with Learners and Institutions.

We do not have any incremental costs to obtain or fulfill a contract that requires capitalization. We elected as a practical expedient, not to disclose additional information about unsatisfied performance obligations for contracts with customers that have an expected duration of one year or less.

Learners

Our revenue from contracts with Learners, which are generally short-term in duration (one year or less), is recognized as performance obligations are satisfied. Contracts with Learners are sold through Learning Memberships, whereby Learners pay a fixed monthly rate over the contract term.

Revenue earned through Learning Memberships is recognized from tutoring as performance obligations are satisfied. Given the customer receives benefit from the completion of each session (as Learners are not obligated to meet with the same Expert for a minimum number of sessions), we concluded each tutoring session is a separate performance obligation. Revenue is recognized and deferred revenue is relieved on the date services are delivered to Learners in an amount that reflects the consideration we are contractually entitled to receive in exchange for those services.

Cash for the purchase of services by Learners is generally collected monthly in advance and recorded to deferred revenue until the services are used by the Learner. We recognize revenue for unredeemed payments for services over the period in which the performance obligation is satisfied (unredeemed payments expire each month for Learning Memberships) with the customer based on historical customer usage patterns. We estimate the amount in which and the period of time over which payments for services are not redeemed using historical usage and redemption patterns. These estimates are reassessed each reporting period.

Institutions

Our revenue from contracts with Institutions, which are generally short-term in duration (one year or less), is recognized from services as performance obligations are satisfied. Contracts with Institutions are generally sold through access-based subscriptions, whereby Institutions pay a fixed rate over the contract term. We have also sold prepaid high-dosage contracts, which consist of payments for services that can be redeemed following the date of first payment or payments after services are completed.

Revenue is recognized from tutoring as performance obligations are satisfied. Given the Institutions receive benefit from the completion of each session (as Institutions are not obligated to meet with the same Expert for a minimum number of sessions), we concluded each tutoring session is a separate performance obligation. Revenue is recognized, and to the extent cash for the purchase of services by Institutions is collected in advance (at one time or in installments), deferred revenue is relieved on the date services are delivered to the Institutions in an amount that reflects the consideration we are contractually entitled to receive in exchange for those services. For Institutions that do not pay in advance, we typically invoice these Institutions on a monthly basis for each session provided, with amounts recorded to accounts receivable, net of any related allowance for credit losses.

Per the terms of our access-based, subscription contracts, purchased services can be redeemed for a set period of time from the date of payment. Per the terms of our prepaid high-dosage contracts, services purchased by Institutions are generally redeemed following the date of the first payment. We recognize revenue for unredeemed payments for services over the period in which the performance obligation is satisfied (unredeemed payments expire after a stated usage period) with the Institution based on historical usage patterns. We estimate the amount in which and the period of time over which payments for services are not redeemed using historical usage and redemption patterns. These estimates are reassessed each reporting period.

Fixed Assets, Net

Expenditures for fixed assets are capitalized and primarily include costs related to software developed or acquired for internal-use and purchases of IT equipment. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation of fixed assets other than capitalized internal-use software is calculated on a straight-line basis over estimated useful lives of one to seven years and is included in "General and administrative expenses." When fixed assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statements of operations.

We capitalize certain costs, including stock-based compensation, associated with software developed or obtained for internal-use and website and application development. We capitalize development stage internal and external costs. These costs are capitalized when management has authorized and committed project funding and it is probable that the project will be completed, and the software will be used as intended. Once the software is ready for its intended use, it is placed into service and such costs are amortized on a straight-line basis within "Cost of revenue" in the Consolidated Statements of Operations, generally over a four year estimated useful life of the related asset. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades.

We evaluate fixed assets, including capitalized internal-use software, for retirement and abandonment when events or changes in circumstances indicate an asset may no longer be used as intended (for example, technology obsolescence, replacement initiatives, or other decisions to discontinue use). When an asset is permanently abandoned or otherwise disposed of, we cease depreciation, remove the asset's cost and related accumulated depreciation or amortization from the balance sheet, and record any resulting gain or loss in the statement of operations.

Stock-based Compensation

We recognize the cost of services received in exchange for awards of equity instruments based on the grant-date fair value of equity awards. That cost is recognized straight-line or graded (when applicable) over the period during which the employee is required to provide service in exchange for the award - the requisite service period. Any forfeitures of stock-based compensation are recorded as they occur. The grant date fair value of the restricted stock units was determined based upon the closing price of our Class A Common Stock on the date of grant. The grant date fair value of the stock appreciation rights and stock options was determined using the Black-Scholes Model. The grant date fair value of the Founder's Award and market-based performance restricted stock units were determined using the Monte Carlo Option Pricing Method.

For additional discussion on stock-based compensation, see Note 16 in "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report.

RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

See Note 3 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report for a discussion regarding recently issued and adopted accounting standards.

SMALLER REPORTING COMPANY STATUS

As of December 31, 2025, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. An entity is a "smaller reporting company" based upon the following criteria: (i) the market value of our shares of common stock held by non-affiliates is less than $250,000 thousand as of the prior June 30, or (ii) our annual revenues are less than $100,000 thousand during the prior fiscal year and the market value of our shares of common stock held by non-affiliates is less than $700,000 thousand as of the prior June 30. We will remain a smaller reporting until our next determination date in 2026.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our exposure to market risk and foreign currency exchange rates are immaterial.

Interest Rate Risk

As of December 31, 2025, we had outstanding principal value of indebtedness of $20,000 thousand related to outstanding borrowings under our Term Loan that bore interest at a weighted-average variable rate of 10.75%. As of December 31, 2024, we did not have any outstanding indebtedness. A hypothetical 100 basis point change in interest rates would have had an immaterial impact on both interest expense and interest paid on variable rate debt during the years ended December 31, 2025. For additional information regarding the Company's debt, refer to Note 12 within "Notes to Consolidated Financial Statements" in Part II, Item 8 of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.


INDEX TO FINANCIAL STATEMENTS


Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 238)	47
Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024, and 2023	49
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2025, 2024, and 2023	50
Consolidated Balance Sheets as of December 31, 2025 and 2024	51
Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024, and 2023	52
Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2025, 2024, and 2023	53
Notes to Consolidated Financial Statements	54

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Nerdy Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nerdy Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Consumer and Institutional Revenue

As described in Notes 2 and 5 to the consolidated financial statements, the Company generates revenue by selling tutoring services to students, users, parents, guardians, and purchasers ("Consumers") and education systems ("Institutions") that are fulfilled by tutors, instructors, subject matter experts, educators, and other professionals, who deliver instruction on its behalf through its proprietary Live Learning Platform. Contracts with Consumers are sold through Learning Memberships, which represent contracts with Consumers who pay a fixed monthly rate for tutoring sessions. Contracts with Institutions are generally short-term in duration (one year or less) and sold through access-based subscriptions, whereby Institutions pay a fixed rate over the contract term. For both Learning Memberships and Institutional contracts, each tutoring session is a separate performance obligation. Revenue is recognized on the date services are delivered to Consumers or Institutions in an amount that reflects the consideration the Company is contractually entitled to receive in exchange for those services. The Company recognizes revenue for unredeemed payments for services over the period in which the performance obligation is satisfied (unredeemed payments expire each month for Learning Memberships or after a stated usage period for Institutional contracts) with the customer based on historical customer usage patterns. For the year ended December 31, 2025, the Company's Consumer and Institutional revenue was $150.7 million and $27.6 million, respectively.

The principal consideration for our determination that performing procedures relating to revenue recognition for Consumer and Institutional revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition for Consumer and Institutional revenue.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process for Consumer and Institutional revenue.

These procedures also included, among others, (i) testing revenue recognized for a sample of Consumer and Institutional revenue transactions by obtaining and inspecting evidence of fulfillment, as well as source documents such as contracts, invoices, and cash receipts; (ii) recalculating the revenue recognized for each sample selected; (iii) confirming a sample of outstanding customer invoice balances as of December 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as invoices and subsequent cash receipts; and (iv) testing the issuance of refunds, on a sample basis, by obtaining and inspecting source documents, such as cash payments and customer account details.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
February 26, 2026

We have served as the Company's auditor since 2016.

NERDY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$ 178,988	$ 190,231	$ 193,399
Cost of revenue	75,208	61,837	56,952
Gross Profit	103,780	128,394	136,447
Sales and marketing expenses	60,123	71,623	68,448
General and administrative expenses	105,521	126,879	125,570
Operating Loss	(61,864)	(70,108)	(57,571)
Unrealized loss on derivatives, net	—	—	13,385
Interest income, net	(1,073)	(3,104)	(3,377)
Other (income) expense, net	(2)	23	(19)
Loss before Income Taxes	(60,789)	(67,027)	(67,560)
Income tax expense	159	115	109
Net Loss	(60,948)	(67,142)	(67,669)
Net loss attributable to noncontrolling interests	(21,028)	(24,557)	(27,495)
Net Loss Attributable to Class A Common Stockholders	$ (39,920)	$ (42,585)	$ (40,174)
Loss per share of Class A Common Stock:			
Basic and Diluted	$ (0.33)	$ (0.38)	$ (0.41)
Weighted-Average Shares of Class A Common Stock Outstanding:			
Basic and Diluted	120,830	111,695	97,157

See accompanying Notes to Consolidated Financial Statements.

NERDY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net Loss	$ (60,948)	$ (67,142)	$ (67,669)
Foreign currency translation adjustments	27	(19)	74
Total Comprehensive Loss	(60,921)	(67,161)	(67,595)
Comprehensive loss attributable to noncontrolling interests	(21,018)	(24,564)	(27,464)
Total Comprehensive Loss Attributable to Class A Common Stockholders	$ (39,903)	$ (42,597)	$ (40,131)

See accompanying Notes to Consolidated Financial Statements.

NERDY INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

		December 31,		
		2025		2024
ASSETS				
Current Assets				
Cash and cash equivalents	$	47,895	$	52,541
Accounts receivable, net		5,639		7,335
Other current assets		4,640		4,838
Total Current Assets		58,174		64,714
Fixed assets, net		8,683		17,148
Goodwill		5,717		5,717
Intangible assets, net		1,893		2,430
Other assets		1,699		2,498
Total Assets	$	76,166	$	92,507
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	3,376	$	2,555
Deferred revenue		14,481		15,263
Other current liabilities		7,768		10,509
Total Current Liabilities		25,625		28,327
Long-term debt		19,327		—
Other liabilities		2,281		3,067
Total Liabilities		47,233		31,394
Commitments and Contingencies (See Note 15)				
Stockholders' Equity				
Class A common stock, par value $0.0001 per share, 1,000,000 shares authorized, 123,561 and 117,699 shares issued and outstanding, respectively		12		12
Class B common stock, par value $0.0001 per share, 150,000 shares authorized, 64,395 and 64,395 shares issued and outstanding, respectively		6		6
Additional paid-in capital		616,741		597,308
Accumulated deficit		(597,786)		(557,866)
Accumulated other comprehensive income		36		19
Total Stockholders' Equity Excluding Noncontrolling Interests		19,009		39,479
Noncontrolling interests		9,924		21,634
Total Stockholders' Equity		28,933		61,113
Total Liabilities and Stockholders' Equity	$	76,166	$	92,507

See accompanying Notes to Consolidated Financial Statements.

NERDY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash Flows From Operating Activities			
Net Loss	$ (60,948)	$ (67,142)	$ (67,669)
Adjustments to reconcile net loss to net cash used in operating activities:			
Non-cash stock-based compensation expense	27,807	41,089	44,269
Depreciation & amortization	7,004	6,956	6,166
Amortization of intangibles	625	614	606
Amortization of deferred financing fees	78	—	—
Abandonment of capitalized internal-use software	7,757	—	—
Unrealized loss on derivatives, net	—	—	13,385
Other	69	—	1,940
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable, net	1,696	8,063	(3,802)
Decrease (increase) in other current assets	66	(78)	972
Decrease in other assets	799	1,889	527
Increase (decrease) in accounts payable	543	(170)	(474)
Decrease in deferred revenue	(1,235)	(5,217)	(5,059)
(Decrease) increase in other current liabilities	(1,993)	(959)	3,287
Decrease in other liabilities	(1,114)	(648)	(1,708)
Net Cash Used In Operating Activities	(18,846)	(15,603)	(7,560)
Cash Flows From Investing Activities			
Capital expenditures	(5,370)	(6,863)	(6,887)
Net Cash Used In Investing Activities	(5,370)	(6,863)	(6,887)
Cash Flows From Financing Activities			
Proceeds from term loan	20,000	—	—
Payments of deferred financing fees	(501)	—	—
Payments of warrant and earnout transaction costs	—	—	(1,940)
Net Cash Provided By (Used In) Financing Activities	19,499	—	(1,940)
Effect of Exchange Rate Change on Cash, Cash Equivalents, and Restricted Cash	(61)	(1)	(20)
Net Decrease in Cash, Cash Equivalents, and Restricted cash	(4,778)	(22,467)	(16,407)
Cash, Cash Equivalents, and Restricted Cash, Beginning of Year	52,673	75,140	91,547
Cash, Cash Equivalents, and Restricted Cash, End of Year	$ 47,895	$ 52,673	$ 75,140
Supplemental Cash Flow Information			
Non-cash stock-based compensation included in capitalized internal-use software	$ 934	$ 1,580	$ 2,441
Purchase of fixed assets included in accounts payable	35	2	731
Cash paid for income taxes	148	117	93
Cash paid for interest	167	—	—

See accompanying Notes to Consolidated Financial Statements.

NERDY INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Nerdy Inc. Stockholders'								
	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total
	Shares	Value	Shares	Value					
Balance, December 31, 2022	95,296	$ 9	69,306	$ 7	$ 522,031	$ (475,107)	$ (12)	$ 34,122	$ 81,050
Net loss	—	—	—	—	—	(40,174)	—	(27,495)	(67,669)
Stock-based compensation	—	—	—	—	45,963	—	—	747	46,710
Foreign currency translation adjustments	—	—	—	—	—	—	43	31	74
Activity under stock compensation plans	8,388	2	645	—	(2)	—	—	—	—
Conversion of combined interests into Class A common stock	1,193	—	(1,193)	—	485	—	—	(485)	—
Warrant transactions	4,306	—	513	—	14,602	—	—	887	15,489
Earnout transaction	(2,767)	—	(2,015)	—	5,691	—	—	4,261	9,952
Rebalancing of controlling and noncontrolling interests	—	—	—	—	(21,061)	—	—	21,061	—
Balance, December 31, 2023	106,416	$ 11	67,256	$ 7	$ 567,709	$ (515,281)	$ 31	$ 33,129	$ 85,606
Net loss	—	—	—	—	—	(42,585)	—	(24,557)	(67,142)
Stock-based compensation	—	—	—	—	42,355	—	—	314	42,669
Foreign currency translation adjustments	—	—	—	—	—	—	(12)	(7)	(19)
Activity under stock compensation plans	8,303	1	119	—	(1)	—	—	—	—
Conversion of combined interests into Class A common stock	2,980	—	(2,980)	(1)	1,160	—	—	(1,160)	(1)
Rebalancing of controlling and noncontrolling interests	—	—	—	—	(13,915)	—	—	13,915	—
Balance, December 31, 2024	117,699	$ 12	64,395	$ 6	$ 597,308	$ (557,866)	$ 19	$ 21,634	$ 61,113
Net loss	—	—	—	—	—	(39,920)	—	(21,028)	(60,948)
Stock-based compensation	—	—	—	—	28,741	—	—	—	28,741
Foreign currency translation adjustments	—	—	—	—	—	—	17	10	27
Activity under stock compensation plans	5,862	—	—	—	—	—	—	—	—
Rebalancing of controlling and noncontrolling interests	—	—	—	—	(9,308)	—	—	9,308	—
Balance, December 31, 2025	123,561	$ 12	64,395	$ 6	$ 616,741	$ (597,786)	$ 36	$ 9,924	$ 28,933

See accompanying Notes to Consolidated Financial Statements.

NERDY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share information and where indicated otherwise)

NOTE 1 — BACKGROUND

Nerdy Inc. (along with its consolidated subsidiaries, "Nerdy" or "the Company") operates a next-generation live tutoring and intervention platform that leverages the power of human expertise with advanced artificial intelligence ("AI") to personalize learning, accelerate student achievement, and empower educators. The Company's purpose-built proprietary platform leverages technology, including AI, to connect students, users, parents, guardians, and purchasers ("Learner(s)") of all ages to tutors, instructors, subject matter experts, educators, and other professionals ("Expert(s)"), delivering superior value on both sides of the network. Nerdy's comprehensive learning destination provides learning experiences across numerous subjects and multiple formats, including Learning Memberships, one-on-one instruction, small group tutoring, large format classes, chat, essay review, adaptive assessments, and self-study tools. Nerdy's flagship business, Varsity Tutors LLC ("Varsity Tutors"), is a platform for live online tutoring and classes. Its solutions are available to Learners either directly through Learning Memberships ("Consumers") and through education systems ("Institutions"). Nerdy's platform offers Experts the opportunity to generate income from the convenience of home, while also increasing access for Learners by removing barriers to high-quality, live online learning. Nerdy's offerings include *Varsity Tutors for Schools*, a product suite that leverages the Company's next-generation live tutoring and intervention platform capabilities to offer high-dosage tutoring and its online learning solutions to Institutions. Nerdy has built a diversified business across the following audiences: K-8, High school, College, Graduate School, and Professional.

Nerdy Inc. was formed on September 20, 2021 in connection with a business combination between TPG Pace Tech Opportunities ("TPG Pace") and Live Learning Technologies LLC (along with its wholly-owned subsidiaries, "Nerdy LLC"). Nerdy LLC is a holding company that is the sole owner of multiple operating companies, including Varsity Tutors LLC ("Varsity Tutors") and Varsity Tutors for Schools LLC ("Varsity Tutors for Schools"). As a result of the business combination and related transactions, Nerdy LLC merged with a wholly-owned subsidiary of Nerdy Inc., with Nerdy LLC surviving such merger. Nerdy Inc. is a holding company that has no material assets other than its ownership interests in Nerdy LLC and its indirect interests in the subsidiaries of Nerdy LLC, and has no independent means of generating revenue or cash flow.

Nerdy Inc. has the following classes of securities issued and outstanding: Class A common stock, par value $0.0001 per share (the "Class A Common Stock") and (ii) Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock"). The shares of Class B Common Stock are owned by the Legacy Nerdy Holders (as defined below), have voting rights only, and have no dividend or economic rights. The Company does not intend to list its Class B Common Stock on any stock exchange. Nerdy LLC has units issued and outstanding (the "OpCo Units") to its members, the legacy holders of Nerdy LLC (the "Legacy Nerdy Holder(s)") and Nerdy Inc. Nerdy Inc. and Nerdy LLC will at all times maintain a one-to-one ratio between the number of shares of Class A and Class B Common Stock issued by Nerdy Inc. and the number of OpCo Units issued by Nerdy LLC.

The Public and FPA Warrant Exchange, the Private Warrant Transaction, and the Earnout Transaction

Prior to the Public and FPA Warrant Exchange and the Private Warrant Transaction (both terms defined below), Nerdy Inc. had warrants that consisted of TPG Pace's previously outstanding private placement warrants and public warrants to purchase Class A ordinary shares that were converted into corresponding private placement warrants to purchase Class A Common Stock (the "Private Placement Warrant(s)") and public warrants to purchase Class A Common Stock (the "Public Warrant(s)"). Additionally, Nerdy Inc. also issued warrants to purchase Class A Common Stock in connection with a forward purchase agreement (the "FPA Warrant(s)"). Nerdy LLC had previously outstanding warrants to purchase OpCo Units (the "OpCo Warrant(s)"). The Private Placement Warrants, the Public Warrants, the FPA Warrants, and the OpCo Warrants are collectively referred to herein as the "Warrant(s)."

Prior to the Earnout Transaction (as defined below), of the total shares and units issued and outstanding, Nerdy Inc. had 8,000 shares or units of (i) Class A Common Stock or (ii) OpCo Units (and a corresponding number of Class B Common Stock), as applicable, that were subject to forfeiture (the "Earnout(s)").

Public and FPA Warrant Exchange

On September 25, 2023, the Company concluded an offer to holders of its then-outstanding Public Warrants and FPA Warrants, which provided such holders the opportunity to receive 0.25 shares of Nerdy Inc.'s Class A Common Stock (the "Public Offer exchange rate") in exchange for each Public Warrant and FPA Warrant tendered by such holders (the "Offer"). At the closing of the Offer, all remaining outstanding Public and FPA warrants that were not exchanged at the election of the holder were converted into 0.225 shares of Class A Common Stock. As a result, 12,000 Public Warrants and FPA Warrants were exchanged for 2,992 shares of Nerdy Inc.'s Class A Common Stock, with a nominal cash settlement in lieu of fractional shares. No Public Warrants and FPA Warrants remained outstanding after these exchanges.

Private Warrant Transaction

Concurrently with the Offer, holders of the then-outstanding Private Placement Warrants and the OpCo Warrants agreed to amend the warrant agreement to require that upon the closing of the Offer that (a) each Private Placement Warrant be automatically exchanged or exercised on a cashless basis into shares of Class A Common Stock and (b) each OpCo Warrant that is outstanding be automatically exercised on a cashless basis into OpCo Units with an equivalent number of shares of Class B Common Stock being issued, in each case, at the same ratio as the Public Offer exchange rate (the "Private Warrant Transaction", together with the Public and FPA Warrant Exchange, the "Warrant Transactions"). As a result of the Private Warrant Transaction, 5,281 Private Placement Warrants were exchanged or exercised on a cashless basis for 1,314 shares of the Company's Class A Common Stock, with a nominal cash settlement in lieu of fractional shares and 2,052 OpCo Warrants were exchanged or exercised on a cashless basis for 513 OpCo Units (with an equivalent number of shares of Class B Common Stock), with a nominal cash settlement in lieu of fractional shares. No Private Placement Warrants and OpCo Warrants remained outstanding after the Private Warrant Transaction.

Earnout Transaction

Concurrently with the Offer, holders of the then-outstanding Earnouts agreed to forfeit (and thus surrender for cancellation) 60% of the Earnouts they held and agreed that the remaining 40% of the Earnouts will no longer be subject to potential forfeiture and will be either regular shares of Class A Common Stock or regular OpCo Units (with an equivalent number of regular shares of Class B Common Stock) (the "Earnout Transaction"). As a result of the Earnout Transaction, 2,764 shares of Class A Common Stock and 2,015 OpCo Units (with an equivalent number of shares of Class B Common Stock) were cancelled and 1,842 shares of Class A Common Stock and 1,343 OpCo Units (with an equivalent number of shares of Class B Common Stock) remain outstanding after the Earnout Transaction and are no longer subject to forfeiture. The 36 Earnouts held by the Company are now regular shares of Class A Common Stock and are no longer subject to forfeiture.

Transaction Expenses

In connection with these transactions, the Company incurred expenses of $1,940 the year ended December 31, 2023, which were included in "General and administrative expenses" in the Consolidated Statement of Operations.

Additional Financial Statement Impacts

At the closing of the transactions, the Company reclassified the fair values of the Warrants and Earnouts issued to non-employees to additional paid-in capital and noncontrolling interests within stockholders' equity from other liabilities, which resulted in a decrease to other liabilities and a corresponding increase to additional paid-in capital and noncontrolling interests on the consolidated balance sheet. For the year ended December 31, 2023, the Company recorded losses related to fair value adjustments of Warrants and Earnouts issued to non-employees of $11,091 and $2,294, respectively, which were included in "Unrealized loss on derivatives, net" in the Consolidated Statement of Operations.

NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with existing accounting principles generally accepted in the United States of America ("GAAP"), under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC").

Principles of Consolidation

The consolidated financial statements comprise the accounts of the Company and its consolidated subsidiaries, including Nerdy LLC. In determining the accounting of Nerdy Inc.'s interest in Nerdy LLC, management concluded Nerdy LLC was not a variable interest entity as defined by Accounting Standards Codification ("ASC") Topic 810, "Consolidation," and as such, Nerdy LLC was evaluated under the voting interest model. As Nerdy Inc. has the right to appoint a majority (three of the five) managers of Nerdy LLC, Nerdy Inc. controls Nerdy LLC, and therefore, the financial results of Nerdy LLC and its subsidiaries are consolidated with and into Nerdy's Inc.'s financial statements. All intercompany accounts and transactions among the Company and its consolidated subsidiaries have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent liabilities at the date of the financial statements; and the reported amounts of revenue and expenses during the reporting periods. Significant estimates, assumptions, and judgments are used for, but not limited to: revenue recognition, stock-based compensation expense, internal-use software, and website development costs. The Company bases its estimates on historical experience, knowledge of current business conditions, and various other factors it believes to be reasonable under the circumstances. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from these estimates, and such differences could be material to its financial position and operating cash flows.

Segment Information

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker ("CODM"), which is the Company's chief executive officer, in determining how to allocate resources and assess performance. The Company's CODM evaluates the Company's financial information and resources and assesses the performance of these resources on a consolidated basis. Consolidated information is used to monitor budget versus actual results in order to asses the performance of the Company's one operating segment. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements. Substantially all of the Company's net assets and operations are located within the U.S. For additional segment information, see Note 17.

Fair Value

The Company holds certain items that are required to be disclosed at fair value (see Note 11). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level hierarchy is followed for disclosure to show the extent and level of judgment used to estimate fair value measurements:

Level 1 - Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date.

Level 2 - Inputs used to measure fair value, other than quoted prices included in Level 1, are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3 - Inputs used to measure fair value are unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Foreign Currency Translation

The Company operates foreign businesses in the United Kingdom and Canada. The functional currencies of these businesses are the local currencies. Adjustments from the translation of foreign currency into U.S. dollars for balance sheet amounts are based on exchange rates as of the balance sheet date. Revenue and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in "Accumulated other comprehensive income" as a component of "Stockholders' Equity" on the Consolidated Balance Sheets.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue from its services as performance obligations are satisfied. Performance obligations are satisfied throughout the term of contracts with Learners and Institutions, who are its customers, when they are provided services. Revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company generates revenue by selling tutoring services to Learners and Institutions that are fulfilled by Experts, who deliver instruction on its behalf through its proprietary Live Learning Platform.

The Company provides a significant service of integrating instruction services, which are provided by Experts on its behalf through its platform, using its curation and matching technologies and features in order to deliver a combined output to meet its performance obligation to Learners. The Company is primarily responsible for the services provided and sets pricing. The Company determined that collectively, these factors reflect that we are the principal in transactions with Learners and Institutions.

The Company does not have any incremental costs to obtain or fulfill a contract that requires capitalization. The Company elected as a practical expedient, not to disclose additional information about unsatisfied performance obligations for contracts with customers that have an expected duration of one year or less.

Learners

The Company's revenue from contracts with Learners, which are generally short-term in duration (one year or less), is recognized as performance obligations are satisfied. Contracts with Learners are sold through Learning Memberships, whereby Learners pay a fixed monthly rate over the contract term.

Revenue earned through Learning Memberships is recognized from tutoring as performance obligations are satisfied. Given the customer receives benefit from the completion of each session (as Learners are not obligated to meet with the same Expert for a minimum number of sessions), the Company concluded each tutoring session is a separate performance obligation. Revenue is recognized and deferred revenue is relieved on the date services are delivered to Learners in an amount that reflects the consideration the Company is contractually entitled to receive in exchange for those services.

Cash for the purchase of services by Learners is generally collected monthly in advance and recorded to deferred revenue until the services are used by the Learner. The Company recognizes revenue for unredeemed payments for services over the period in which the performance obligation is satisfied (unredeemed payments expire each month for Learning Memberships) with the customer based on historical customer usage patterns. The Company estimates the amount in which and the period of time over which payments for services are not redeemed using historical usage and redemption patterns. These estimates are reassessed each reporting period.

Institutions

The Company's revenue from contracts with Institutions, which are generally short-term in duration (one year or less), is recognized from services as performance obligations are satisfied. Contracts with Institutions are generally sold through access-based subscriptions, whereby Institutions pay a fixed rate over the contract term. The Company has also sold prepaid high-dosage contracts, which consist of payments for services that can be redeemed following the date of first payment or payments after services are completed.

Revenue is recognized from tutoring as performance obligations are satisfied. Given the Institutions receive benefit from the completion of each session (as Institutions are not obligated to meet with the same Expert for a minimum number of sessions), the Company concluded each tutoring session is a separate performance obligation. Revenue is recognized, and to the extent cash for the purchase of services by Institutions is collected in advance (at one time or in installments), deferred revenue is relieved on the date services are delivered to the Institutions in an amount that reflects the consideration the Company is contractually entitled to receive in exchange for those services. For Institutions that do not pay in advance, the Company typically invoices these Institutions on a monthly basis for each session provided, with amounts recorded to accounts receivable, net of any related allowance for credit losses.

Per the terms of the access-based, subscription contracts, purchased services can be redeemed for a set period of time from the date of payment. Per the terms of the prepaid high-dosage contracts, services purchased by Institutions are generally redeemed following the date of the first payment or payments after services are completed. The Company recognizes revenue for unredeemed payments for services over the period in which the performance obligation is satisfied (unredeemed payments expire after a stated usage period) with the Institution based on historical usage patterns. The Company estimates the amount in which and the period of time over which payments for services are not redeemed using historical usage and redemption patterns. These estimates are reassessed each reporting period.

Cost of Revenue

Cost of revenue includes the cost of Experts, who provide services to Learners on the Company's behalf, amortization and abandonments of capitalized technology costs, including stock-based compensation, and other costs required to deliver services to Learners and Institutions. Expert costs are recognized as services are provided to Learners.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand and investments with original maturities of three months or less. The Company's cash and cash equivalents, which consist of cash at financial Institutions, are stated at cost and approximate fair value. The Company includes amounts in restricted cash required to be set aside by contractual agreement. The amount reported as restricted cash on the Consolidated Balance Sheet within in "Other current assets" was $132 as of December 31, 2024.

Accounts Receivable, Net

The Company's accounts receivable relate to sales of services which have not been collected and contractual amounts due to the Company. A receivable is considered past due if payments have not been received within the agreed upon invoice terms.

Allowance for Credit Losses

The Company assesses the creditworthiness of its customers based on multiple sources of information, and analyzes factors such as historical bad debt experience and economic trends. Accounts receivable are written off as a decrease to the allowance for credit losses when all collection efforts have been exhausted and an account is deemed uncollectible.

Prepaid Expenses

Prepaid expenses are stated at historical cost, net of any related amortization, and consist of amounts paid in advance for insurance, advertising, and other operating costs, which are of continuing benefit to the Company. The amounts reported as prepaid expenses on the Consolidated Balance Sheets within "Other current assets" were $4,088 and $3,722 as of December 31, 2025 and 2024, respectively.

Fixed Assets, Net

Expenditures for fixed assets are capitalized and primarily include costs related to software developed or acquired for internal-use and purchases of information technology ("IT") equipment. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets. Depreciation of fixed assets other than capitalized internal-use software is included in "General and administrative expenses" in the Consolidated Statements of Operations. Estimated useful lives range from one to seven years for furniture and fixtures; the shorter of lease term or seven years for leasehold improvements; one to three years for office equipment; and one to four years for other fixed assets. Repair and maintenance costs are expensed as incurred. Any gains and losses incurred on the sale or disposals of assets are included in "General and administrative expenses" in the Consolidated Statements of Operations.

The Company capitalizes certain costs, including stock-based compensation, associated with software developed or obtained for internal-use and website and application development. The Company capitalizes development stage internal and external costs. These costs are capitalized when management has authorized and committed project funding and it is probable that the project will be completed, and the software will be used as intended. Once the software is ready for its intended use, it is placed into service and such costs are amortized on a straight-line basis within "Cost of revenue" in the Consolidated Statements of Operations, generally over a four year estimated useful life of the related asset. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades.

The Company evaluates fixed assets, including capitalized internal-use software, for retirement and abandonment when events or changes in circumstances indicate an asset may no longer be used as intended (for example, technology obsolescence, replacement initiatives, or other decisions to discontinue use). When an asset is permanently abandoned or otherwise disposed of, the Company ceases depreciation, removes the asset's cost and related accumulated depreciation or amortization from the balance sheet, and records any resulting gain or loss in the statement of operations.

For additional information on fixed assets and internal-use software, see Note 8.

Goodwill

Goodwill recorded by the Company relates to the assets of a previously acquired business. Goodwill represents the excess of the fair value of purchase consideration paid over the estimated fair value of assets acquired and liabilities assumed in a business combination. Goodwill and intangible assets acquired are recorded at fair market value under the acquisition method of accounting as of the acquisition date. At both December 31, 2025 and 2024, "Goodwill" reported on the Consolidated Balance Sheets was $5,717.

Intangible Assets

Intangible assets consist solely of definite-lived trade names. Intangible assets acquired are recorded at fair market value under the acquisition method of accounting as of the acquisition date. Amortization of the definite-lived intangible assets is provided on a straight-line basis over 10 years and is included in "General and administrative expenses" in the Consolidated Statements of Operations. For additional information on intangible assets, see Note 9.

Recoverability of Assets

The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its assets, including property, identifiable intangibles, and goodwill. The Company groups assets at the lowest level for which cash flows are separately identifiable. In general, an asset group is deemed impaired and written down to its fair value if estimated related undiscounted future cash flows are less than its carrying amount.

The Company conducts a definite-lived asset impairment assessment when events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. During the year ended December 31, 2025, the Company recorded a charge related to the abandonment of capitalized internal-use software, which constituted a triggering event. Accordingly, the Company evaluated the related asset group for recoverability as of the fourth quarter of 2025 and concluded that no additional impairment of definite-lived assets was required. For additional information on the abandonment charge, see Note 8. The Company also considered this triggering event in its annual goodwill impairment assessment and performed a qualitative assessment as part of that evaluation. For the years ended December 31, 2024, and 2023, the Company concluded there were no events or changes in circumstances that would indicate an impairment of its definite-lived assets.

The Company conducts a goodwill impairment qualitative assessment for its single reporting unit during the fourth quarter of each year following the annual forecasting process, or more frequently if facts and circumstances indicate that goodwill may be impaired. The goodwill impairment qualitative assessment requires an analysis to determine if it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If adverse qualitative trends are identified that could negatively impact the fair value of the reporting unit to the extent that it is more likely than not that the fair value of the reporting unit is below its carrying value, a quantitative goodwill impairment test would be performed. The Company's qualitative assessment requires management to make judgments surrounding macroeconomic, industry and market factors, as well as the overall condition and performance of the Company, and other relevant entity-specific events.

The Company conducted qualitative goodwill impairment assessments and concluded there were no impairments of goodwill as of December 31, 2025, 2024, and 2023.

These fair value measurements fall within Level 3 of the fair value hierarchy as described in Note 11.

Leases

The Company determines if an arrangement is a lease at its inception. When the arrangements include lease and non-lease components, the Company accounts for them as a single lease component. Leases with an initial term of less than 12 months are not reported on the balance sheet, but rather recognized as lease expense on a straight-line basis over the lease term. Arrangements may include options to extend or terminate the lease arrangement. These options are included in the lease term used to establish ROU assets and lease liabilities when it is reasonably certain they will be exercised. The Company will reassess expected lease terms based on changes in circumstances that indicate options may be more or less likely to be exercised.

The Company has lease arrangements that include variable rental payments. The future variability of these payments and adjustments are unknown and therefore are not included in minimum rental payments used to determine the ROU assets and lease liabilities. The Company has lease arrangements where it makes separate payments to the lessor based on the lessor's common area maintenance expenses, property and casualty insurance costs, property taxes assessed on the property, and other variable expenses. As the Company has elected the practical expedient not to separate lease and non-lease components, these variable amounts are captured in lease expense in the period in which they are incurred. Variable rental payments are recognized in the period in which their associated obligation is incurred. Sublease income is recognized in the period in which the income is earned.

As most of the Company's lease arrangements do not provide an implicit interest rate, an incremental borrowing rate ("IBR") is applied in determining the present value of future payments. The Company's IBR is selected based upon information available at the lease commencement date, and represents the Company's estimate of an interest rate that it would be able to obtain from a lender to borrow, on a collateralized basis, over a similar term to obtain an asset of similar value in a similar economic environment.

Stock-based Compensation

The Company recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value of equity awards. That cost is recognized straight-line or graded (when applicable) over the period during which the employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). Any forfeitures of stock-based compensation are recorded as they occur. See Note 16 for disclosures related to stock-based compensation.

Marketing Expenses

Marketing expenses primarily include media costs, including television, radio, podcasts, paid social, paid search, and other paid channels. Marketing expenses also include costs associated with the delivery of the Company's large format classes, including *StarCourse* costs, costs related to contracts that only provide platform access to Institutions, and expenditures across new marketing channels to drive brand awareness and reach. Marketing costs are expensed as incurred by the Company within "Sales and marketing expenses" in the Consolidated Statements of Operations. Marketing expenses were $30,948, $39,593, and $43,043 for the years ended December 31, 2025, 2024, and 2023, respectively.

Income Taxes

Nerdy Inc. holds an economic interest in Nerdy LLC (see Note 1), which is treated as a partnership for U.S. federal income tax purposes. As a partnership, Nerdy LLC is itself generally not subject to U.S. federal income tax under current U.S. tax laws, and any taxable income or loss is passed through and included in the taxable income or loss of its members, including Nerdy Inc. Nerdy Inc. is subject to U.S. federal income taxes, in addition to state and local income taxes, with respect to its distributive share of net taxable income or loss and any related tax credits of Nerdy LLC.

The Company provides for income taxes and the related accounts under the asset and liability method. Income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's best assessment of estimated current and future taxes to be paid. Nerdy Inc. is subject to income taxes predominantly in the U.S. These tax laws are often complex and may be subject to different interpretations.

Deferred income taxes arise from temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities, and are measured using the enacted tax rates expected to be in effect during the year in which the basis difference reverses. In evaluating the ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence. If based upon all available positive and negative evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is established. The valuation allowance may be reversed in a subsequent reporting period if the Company determines that it is more likely than not that all or part of the deferred tax asset will become realizable.

The Company's interpretations of tax laws are subject to review and examination by various taxing authorities and jurisdictions where the Company operates, and disputes may occur regarding its view on a tax position. These disputes over interpretations with the various tax authorities may be settled by audit, administrative appeals, or adjudication in the court systems of the tax jurisdictions in which the Company operates. The Company regularly reviews whether it may be assessed additional income taxes as a result of the resolution of these matters, and the Company records additional reserves as appropriate. Additionally, the Company may revise its estimate of income taxes due to changes in income tax laws, legal interpretations, and business strategies. The Company recognizes the financial statement effects of uncertain income tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company records interest and penalties related to uncertain income tax positions in income tax expense. For additional information on income taxes, see Note 6.

Net Earnings (Loss) Per Share

Basic earnings (loss) per share is based on the average number of shares of Class A Common Stock outstanding during the period. Diluted earnings (loss) per share is based on the average number of shares of Class A Common Stock used for the basic earnings per share calculation, adjusted for the dilutive effect of non-qualified stock options ("Stock Option(s)"), stock appreciation rights ("SAR(s)"), restricted stock awards ("RSA(s)"), restricted stock units ("RSU(s)"), if any, using the "treasury stock" method and the Combined Interests (as defined in Note 4) that convert into potential shares of Class A Common Stock, if any, using the "if converted" method. Class B Common Stock does not have economic rights in Nerdy Inc., including rights to dividends or distributions upon liquidation, and as a result, is not considered a participating security for basic and diluted earnings (loss) per share. As such, basic and diluted earnings (loss) per share of Class B Common Stock has not been presented.

Defined Contribution Plan

The Company sponsors a defined contribution 401(k) plan under which it makes matching contributions. The Company expensed $1,116, $1,316, and $1,105 for the years ended December 31, 2025, 2024, and 2023, respectively.

NOTE 3 — RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements (other than the ones described below) that had or will have an impact on the results of operations, comprehensive income (loss), financial condition, cash flows, and stockholders' equity (deficit) based on current information.

Recently Issued

In September 2025, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 removes the prescriptive project stage model for internal-use software development and instead requires capitalization of costs when management has authorized and committed to funding the project and it is probable that the project will be completed and the software will be used as intended. The ASU also incorporates the accounting for website development costs into Subtopic 350-40 and clarifies that property, plant, and equipment disclosure requirements apply to all capitalized internal-use software costs. This ASU is effective for annual periods beginning after

December 15, 2027 (i.e., Nerdy's financial statements for the year ending December 31, 2028), and for interim periods therein. Early adoption is permitted. The amendments may be applied prospectively, retrospectively, or under a modified transition approach. The Company is currently evaluating the impact this ASU will have on its financial statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement. This ASU is effective for annual periods beginning after December 15, 2026 (i.e., Nerdy's financial statements for the year ending December 31, 2027), and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company's adoption of this ASU will result in expanded disclosures related to expense captions reported on the face of the income statement but will not have a material impact on the Company's financial statements.

Recently Adopted

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation, as well as information on income taxes paid. The Company adopted this ASU prospectively, as permitted by the standard. The Company's adoption of this ASU resulted in expanded disclosures related to income taxes but did not have a material impact on the Company's financial statements. For additional information, see Note 6.

NOTE 4 — NONCONTROLLING INTERESTS

As of December 31, 2025, Legacy Nerdy Holders owned 64,395 OpCo Units, equal to a 34.3% of the economic interest in Nerdy LLC, and 64,395 shares of Class B Common Stock. As of December 31, 2024, Legacy Nerdy Holders owned 64,395 OpCo Units, equal to a 35.4% of the economic interest in Nerdy LLC, and 64,395 shares of Class B Common Stock.

The OpCo Units and the shares of Class B Common Stock (together, the "Combined Interests") may be redeemed at the option of the Legacy Nerdy Holders on a one-for-one basis for shares of Class A Common Stock or the cash equivalent thereof (based on the market price of the shares of Class A Common Stock at the time of redemption) as determined by Nerdy Inc. If Nerdy Inc. elects the redemption to be settled in cash, the cash used to settle the redemption must be funded through a private or public offering of Class A Common Stock no later than five business days after the redemption notice date. Upon the redemption of the OpCo Units and Class B Common Stock for shares of Class A Common Stock or the equivalent thereof, all redeemed shares of Class B Common Stock will be cancelled. After each conversion, Nerdy LLC equity attributable to Nerdy Inc. and the Legacy Nerdy Holders is adjusted to reflect Nerdy Inc.'s and the Legacy Nerdy Holders' ownership in Nerdy LLC.

Nerdy Inc. owned 65.7% and 64.6% of the outstanding OpCo units as of December 31, 2025 and 2024, respectively. The financial results of Nerdy LLC and its subsidiaries were consolidated with and into Nerdy Inc., and a portion of the consolidated net earnings (loss) of Nerdy LLC, which the Legacy Nerdy Holders are entitled to or are required to absorb, was allocated to NCI. At the end of each reporting period, Nerdy LLC equity attributable to Nerdy Inc. and the Legacy Nerdy Holders is rebalanced to reflect Nerdy Inc.'s and the Legacy Nerdy Holders' ownership in Nerdy LLC.

The following table summarizes the changes in ownership of OpCo Units in Nerdy LLC, excluding Earnouts, for the periods presented.

	As Of and For The Year Ended December 31,		
	2025	2024	2023
OpCo Units			
Nerdy Inc.			
Beginning of period	117,699	106,416	90,654
Vesting or exercise of equity awards	5,862	8,303	8,388
Conversion of Combined Interests into Class A Common Stock	—	2,980	1,193
Issuance of OpCo units as a result of the Warrant Transactions	—	—	4,306
Inclusion of OpCo units as a result of the Earnout Transaction	—	—	1,875
End of period	123,561	117,699	106,416
Legacy Nerdy Holders			
Beginning of period	64,395	67,256	65,948
Vesting or exercise of equity awards	—	119	645
Conversion of Combined Interests into Class A Common Stock	—	(2,980)	(1,193)
Issuance of OpCo units as a result of the Warrant Transactions	—	—	513
Inclusion of OpCo units as a result of the Earnout Transaction	—	—	1,343
End of period	64,395	64,395	67,256
Total			
Beginning of period	182,094	173,672	156,602
Vesting or exercise of equity awards	5,862	8,422	9,033
Issuance of OpCo units as a result of the Warrant Transactions	—	—	4,819
Inclusion of OpCo units as a result of the Earnout Transaction	—	—	3,218
End of period	187,956	182,094	173,672
Ownership Percentage			
Nerdy Inc.			
Beginning of period	64.6 %	61.3 %	57.9 %
End of period	65.7 %	64.6 %	61.3 %
Legacy Nerdy Holders			
Beginning of period	35.4 %	38.7 %	42.1 %
End of period	34.3 %	35.4 %	38.7 %

NOTE 5 — REVENUE

The following table presents the Company's revenue by category of Learners for the periods presented.

	Year Ended December 31,					
	2025	%	2024	%	2023	%
Consumer	$ 150,736	84 %	$ 154,230	81 %	$ 158,654	82 %
Institutional	27,607	15 %	35,277	18 %	33,815	17 %
Other	645	1 %	724	1 %	930	1 %
Revenue	$ 178,988	100 %	$ 190,231	100 %	$ 193,399	100 %

Contract liabilities are recorded within "Deferred revenue" on the Company's Consolidated Balance Sheets. Deferred revenue consists of advanced payments from customers for performance obligations that have not been satisfied. Deferred revenue is recognized as performance obligations are satisfied, and all other revenue recognition criteria have been met. The following table presents the Company's "Accounts receivable, net" and "Deferred revenue" balances for the periods presented.

| | December 31, | | | |
	2025		2024	
Accounts receivable, net	$	5,639	$	7,335
Deferred revenue	$	14,481	$	15,263

"Accounts receivable, net", is shown net of reserves of $485 and $781 as of December 31, 2025 and 2024, respectively. The Company expects to recognize substantially all of the deferred revenue balance in the next twelve months.

NOTE 6 — INCOME TAXES

Nerdy Inc. holds an economic interest in Nerdy LLC (see Notes 1 and 4), which is treated as a partnership for U.S. federal income tax purposes. As a partnership, Nerdy LLC is itself generally not subject to U.S. federal income tax under current U.S. tax laws as its net taxable income (loss) and any related tax credits are passed through to its members and included in their tax returns, even though such net taxable income (loss) or tax credits may not have actually been distributed. Nerdy Inc. is subject to U.S. federal income taxes, in addition to state and local income taxes, with respect to its distributive share of the net taxable income (loss) and any related tax credits of Nerdy LLC.

The following table presents expense for income taxes for the periods presented.

| | Year Ended December 31, | | |
	2025	2024	2023
Current:			
Federal	$ —	$ —	$ —
State and local	159	115	109
	159	115	109
Deferred:			
Federal	—	—	—
State and local	—	—	—
	—	—	—
Income tax expense	$ 159	$ 115	$ 109
Loss before income taxes	$(60,789)	$(67,027)	$(67,560)
Effective income tax rate	(0.26)%	(0.17)%	(0.16)%

Income tax expense recorded during the years ended December 31, 2025, 2024, and 2023 represents amounts owed to state authorities.

The following table presents a reconciliation of income tax expense and the effective income tax rate for the period presented, reported under ASC Topic 740 after the adoption of ASU 2023-09.

	Year Ended December 31, 2025	
	Amount	%
U.S. Federal Statutory Tax Rate (21%)	$ (12,766)	21.00 %
State income taxes, net of federal tax effect (a)	159	(0.26)%
Changes in valuation allowances	8,217	(13.52)%
Other, net		
Income tax benefit attributable to the NCI	4,416	(7.26)%
Other	133	(0.22)%
Income tax expense and effective income tax rate	$ 159	(0.26)%

(a) State taxes in Texas make up the majority of the tax effect in this category.

The following table presents a reconciliation of income tax expense with amounts computed at the federal statutory tax rate for the periods presented, reported under ASC Topic 740 prior to the adoption of ASU 2023-09.

	December 31,	
	2024	2023
Computed tax (21%)	$ (14,076)	$ (14,188)
Partnership outside basis adjustments	47	2,266
Income tax benefit attributable to NCI	6,180	6,979
Income tax credit	(630)	(1,121)
Change in valuation allowance charged to expense	11,019	11,907
State income tax benefit, net of effect on federal tax	(2,699)	(2,888)
Other, net	274	(2,846)
Income tax expense	$ 115	$ 109

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Non-current deferred tax assets (liabilities) were as follows:

	December 31, 2025			December 31, 2024		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment in Nerdy LLC (a)	$ 76,280	$ —	$ 76,280	$ 77,424	$ —	$ 77,424
Net operating loss and credit carryforwards	60,612	—	60,612	46,094	—	46,094
Other items	214	—	214	191	—	191
Total gross deferred income taxes	137,106	—	137,106	123,709	—	123,709
Valuation allowance	(137,106)	—	(137,106)	(123,709)	—	(123,709)
Total deferred taxes	$ —	$ —	$ —	$ —	$ —	$ —

(a) The Company's deferred tax asset for investment in partnership relates to excess tax outside basis over financial reporting outside basis in Nerdy LLC, which is treated as a partnership for U.S. federal income tax purposes.

At December 31, 2025 and 2024, the Company continued to maintain a full valuation allowance against the deferred tax assets at Nerdy Inc. The full valuation allowance will remain until there is sufficient evidence to support the reversal of all or some portion of these allowances.

The following table summarizes changes to the Company's valuation allowance for the periods presented.

	As Of and For The Year Ended December 31,		
	2025	2024	2023
Balance, beginning of year	$(123,709)	$(107,263)	$ (86,774)
Provision charged to expense	(11,155)	(11,019)	(11,907)
Provision charged to additional paid-in capital	(2,242)	(5,427)	(8,582)
Balance, end of year	$(137,106)	$(123,709)	$(107,263)

As of December 31, 2025, the Company had U.S. federal net operating loss ("NOL") and credit carryforwards totaling $49,436, which have expiration dates ranging from 2035 to extending indefinitely without expiration, as well as state NOL carryforwards totaling $11,175, which have expiration dates ranging from 2029 to extending indefinitely without expiration.

The Company recognizes the financial statement effects of uncertain income tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. To the extent the Company's assessment of such tax positions changes, the change in estimate will be recorded in the period in which the determination is made. At both December 31, 2025 and 2024, the Company had not recorded any uncertain tax positions, nor any accrued interest or penalties on the Consolidated Balance Sheets. During the years ended December 31, 2025, 2024, and 2023, the Company did not record any interest and penalties in "Income tax expense" in the Consolidated Statements of Operations.

Nerdy Inc.'s U.S. federal, state, and local jurisdiction income tax returns for the tax years ended December 31, 2024, 2023 and 2022 are generally open and subject to examination by the tax authorities in each respective jurisdiction.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted, resulting in impacts to the Company's deferred tax positions. However, these impacts were not material to its financial statements because the Company maintains a full valuation allowance against its deferred tax assets.

NOTE 7 — LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share of Class A Common Stock. Class B Common Stock does not have economic rights in Nerdy Inc., including rights to dividends or distributions upon liquidation, and as a result, is not considered a participating security for basic and diluted loss per share. As such, basic and diluted loss per share of Class B Common Stock has not been presented. Basic loss per share is based on the average number of shares of Class A Common Stock outstanding during the period. Diluted loss per share is based on the average number of shares of Class A Common Stock used for the basic earnings per share calculation, adjusted for the dilutive effect of Stock Options, SARs, RSAs, and RSUs, if any, using the "treasury stock" method and for the Combined Interests that convert into potential shares of Class A Common Stock, if any, using the "if converted" method.

	Year Ended December 31,		
	2025	2024	2023
Net Loss Attributable to Class A Common Stockholders	$ (39,920)	$ (42,585)	$ (40,174)
Less: Undistributed net earnings attributable to participating securities	—	—	—
Net loss attributable to Class A Common Stockholders for basic and diluted loss per share	$ (39,920)	$ (42,585)	$ (40,174)
Weighted-average shares of Class A Common Stock for basic and diluted loss per share	120,830	111,695	97,157
Basic and Diluted loss per share of Class A Common Stock	$ (0.33)	$ (0.38)	$ (0.41)

The following table details the securities that have been excluded from the calculation of weighted-average shares for diluted earnings per share for the periods presented as they were anti-dilutive.

	Year Ended December 31,		
	2025	**2024**	**2023**
Stock options	2,484	1,919	1,394
Stock appreciation rights	5,648	5,713	5,759
Restricted stock awards	—	—	119
Restricted stock units	7,870	14,893	15,072
Restricted stock units - founder's award	9,258	9,258	9,258
Market-based performance restricted stock units	1,758	—	—
Combined Interests that can be converted into shares of Class A Common Stock	64,395	64,395	67,256

NOTE 8 — FIXED ASSETS, NET

Fixed assets, net consisted of:

	December 31,	
	2025	**2024**
Capitalized internal-use software	$ 22,982	$ 44,172
Office equipment	3,849	3,744
Leasehold improvements	1,977	1,944
Furniture & fixtures	548	548
Other	850	800
	30,206	51,208
Accumulated depreciation	(21,523)	(34,060)
	$ 8,683	$ 17,148

At December 31, 2025, the Company recorded a charge for the abandonment of capitalized internal-use software, net of accumulated amortization, of $7,757. This charge for the abandonment of capitalized internal-use software consisted of $27,144 gross book value and $19,387 of accumulated amortization. The charge was the result of a strategic decision made by management in the fourth quarter of 2025 to abandon certain components of our previously capitalized internal-use software including the legacy Live Learning Platform, the legacy Learner user experience, the legacy Expert user experience, and the legacy landing pages. These components and functions were rebuilt on entirely new, AI-native codebases, preserving essential business logic and data while migrating to modern, decoupled systems. This modernization of the software platform onto entirely new, AI-native codebases will allow for not only the immediate improvement of the experiences the Company can offer to Learners, but also allow for more efficient product innovation in the future. This abandonment charge was included in "Cost of revenue" in the Consolidated Statement of Operations for the year ended December 31, 2025.

The following table presents amortization expense related to capitalized internal-use software and depreciation expense recorded by the Company in the Consolidated Statements of Operations for the periods presented.

		Year Ended December 31,		
	Statement of Operations Location	**2025**	**2024**	**2023**
Amortization expense related to capitalized internal-use software	Cost of revenue	$ 6,429	$ 6,058	$ 5,268
Abandonment of capitalized internal-use software	Cost of revenue	7,757	—	—
Depreciation expense	General and administrative expenses	575	898	898

NOTE 9 — INTANGIBLE ASSETS, NET

The Company's intangibles assets consist entirely of definite-lived trade names, which have an estimated amortization expense for each of the next three years of $631. The following table presents the carrying amount and accumulated amortization related those trade names reported on the Consolidated Balance Sheets for the periods presented.

	December 31,	
	2025	2024
Carrying amount	$ 6,310	$ 6,075
Accumulated amortization	(4,417)	(3,645)
	$ 1,893	$ 2,430

The following table presents amortization expense related to intangible assets recorded by the Company in the Consolidated Statements of Operations for the periods presented.

		Year Ended December 31,		
	Statement of Operations Location	2025	2024	2023
Amortization expense related to intangible assets	General and administrative expenses	$ 625	$ 614	$ 606

NOTE 10 — OTHER CURRENT LIABILITIES

	December 31,	
	2025	2024
Accrued compensation	3,580	2,782
Accrued legal settlements	—	2,000
Operating lease liabilities	334	928
Accrued taxes	593	874
Accrued insurance	647	706
Accrued credit card	537	547
Customer refunds	348	444
Accrued score guarantee	221	121
Other	1,508	2,107
	$ 7,768	$ 10,509

NOTE 11 — FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities also include cash and cash equivalents, restricted cash, receivables, and accounts payable for which the carrying value approximates fair value due to their short maturities (less than 12 months). Certain assets and liabilities, including definite-lived assets and goodwill, are measured at fair value on a non-recurring basis. For additional information on definite-lived assets and goodwill, see Notes 2, 8, and Note 9. There were no fair value measurement adjustments recognized related to definite-lived assets and goodwill during the years ended December 31, 2025, 2024, and 2023. The fair value of any outstanding borrowings under the Term Loan (as defined in Note 12) as of December 31, 2025 approximated its carrying value. The Company did not have any outstanding borrowings as of December 31, 2024.

NOTE 12 — LONG-TERM DEBT

Loan Agreement

On November 3, 2025 ("Closing Date"), the Company and certain of its subsidiaries entered into a Loan and Security Agreement ("Loan Agreement") with Hercules Capital, Inc. ("Hercules") and the lenders party thereto, pursuant to which the lenders made available up to two tranches of term loans in an aggregate principal amount of $50,000 (the "Term Loan"), subject to certain terms and conditions, with the first tranche of up to $30,000 available for borrowing in multiple draws of at least $2,500 and the second tranche of up to $20,000 available for borrowing in multiple draws of at least $2,500. The Term Loan matures on November 1, 2029 (the "Maturity Date") and bears interest equal to the greater of (a) the prime rate as reported in The Wall Street Journal plus 3.50% and (b) 10.75%. The Loan Agreement is for 48 months, with interest-only payments for an initial period of 36 months from the Closing Date, which may be extended by an additional 12 months upon achievement of certain milestones and subject to other terms and conditions set out in the Loan Agreement (the "Interest-Only Period"). After the Interest-Only Period, the Company will be required to repay in equal monthly installments of the principal and interest until the Maturity Date. The obligations under the Loan Agreement are secured by a security interest in substantially all of the Company's assets and the assets of its subsidiaries that are co-borrowers or guarantors. The Loan Agreement provides for an end of term charge equal to 7.50% of the funded loan amount, due at the earlier of prepayment or maturity. Pro-rata payment of any earned end of term charge will be due upon any partial prepayment. The Company incurred $2,251 of costs (including an accrued end of term charge of $1,500 based upon the amount borrowed on November 3, 2025) in connection with entering into the Loan Agreement and the borrowings under the Term Loan, which were deferred and are being amortized to interest expense over the term of the Term Loan.

On November 3, 2025, the Company borrowed $20,000 under the Term Loan. These proceeds may be used for working capital and other general corporate purposes as permitted by the Term Loan. The remaining $10,000 under the first tranche of Term Loan is available to be drawn until December 31, 2026. After the first tranche is drawn in full or after December 31, 2026, the second Term Loan tranche may be made available, subject to the approval of the lenders. As of December 31, 2025, the Term Loan had outstanding borrowings of $20,000 and an available borrowing capacity of $10,000. The Company's ability to access the maximum borrowing capacity under the Term Loan will require its future TTM Contribution Margin (as defined in the Loan Agreement) to exceed historical levels. As of December 31, 2025, the interest rate on the outstanding borrowings under the Term Loan was 10.75%.

As of December 31, 2025, expected payments on the Company's outstanding Term Loan borrowings and other related payments for the next five years are as follows:

2026	$ —
2027	—
2028	2,922
2029 (a)	18,578
2030	—

(a) Includes end of term charge of $1,500 based upon the amount borrowed on November 3, 2025.

Any future borrowings under the Term Loan will be required to be repaid on or before the Maturity Date discussed above. Estimated future interest payments on the Company's outstanding Term Loan borrowings, through the Maturity Date are expected to be $7,477 (with $2,180 expected in 2026) based on current outstanding borrowings and interest rates as of December 31, 2025.

Debt Covenants

The Loan Agreement includes customary representations and warranties and covenants associated with the Term Loan. Such terms include (1) covenants concerning financial and other reporting obligations, and (2) certain limitations on indebtedness, liens, investments, distributions (including dividends), share repurchases, collateral, investments, distributions, transfers, mergers or acquisitions, taxes, corporate changes, and deposit accounts. Such covenants and limitations on indebtedness include (but are not limited to) that the Company must maintain the greater of (i) $15,000 of Qualified Cash (as defined in the Loan Agreement) or (ii) Qualified Cash that results in Remaining Months Liquidity (as defined in the Loan Agreement) of at least 6 months. Additionally, the Company's outstanding borrowings must not exceed certain multiples of its TTM Contribution Margin. If at any time, the outstanding borrowings exceed the required multiple of the TTM Contribution Margin, the Company will be required to immediately repay principal until the outstanding borrowings are less than the applicable multiple. The Company's ability to access the maximum borrowing capacity under the Term Loan will require its future TTM Contribution Margin to exceed historical levels. As of December 31, 2025, the Company was in compliance with these covenants.

NOTE 13 — LEASES

The Company leases office space in St. Louis, Missouri through an operating lease agreement. The Company has no finance lease agreements. The lease in St. Louis, Missouri has a remaining term of approximately 5 years, with two extension options.

The following table presents the balance sheet location of the Company's operating leases.

	December 31,			
	2025		2024	
ROU assets				
Other assets	$	1,699	$	2,498
Lease liabilities:				
Other current liabilities	$	334	$	928
Other liabilities		2,065		2,399
Total lease liabilities	$	2,399	$	3,327

The following table presents maturities of the Company's operating lease liabilities as of December 31, 2025.

	December 31, 2025	
2026	$	567
2027		577
2028		588
2029		599
2030		610
Thereafter		205
Total future minimum payments	$	3,146
Less: Implied interest		747
Total lease liabilities	$	2,399

The following table presents supplemental operations statement information related to the Company's operating leases and sublease agreements for the periods presented.

		Year Ended December 31,					
	Statement of Operations Location	2025		2024		2023	
Operating lease expense	General and administrative expenses	$	964	$	1,476	$	1,577
Variable lease expense	General and administrative expenses		54		19		179
Sublease income	General and administrative expenses		(532)		(1,047)		(1,028)

At December 31, 2025, the weighted-average remaining lease term and the weighted-average IBR of the Company's operating leases was approximately 5.33 years and 10.36%, respectively. At December 31, 2024, the weighted-average remaining lease term and the weighted-average IBR of the Company's operating leases was approximately 5.22 years and 9.36%, respectively. Operating cash flows for amounts included in the measurement of the Company's operating lease liabilities were $1,200 and $1,602, and $1,808 for the years ended December 31, 2025, 2024, and 2023, respectively. ROU assets obtained in exchange for operating lease liabilities during the year ended December 31, 2023 were $2,776. No ROU assets were obtained in exchange for operating lease liabilities during the years ended December 31, 2025 or 2024.

NOTE 14 — RELATED PARTIES

Tax Receivable Agreement

Nerdy Inc. has a tax receivable agreement with certain Legacy Nerdy Holders (the "TRA Holder(s)") (the "Tax Receivable Agreement"). The Tax Receivable Agreement generally provides for the payment by Nerdy Inc. to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state, and local income tax that Nerdy Inc. actually realizes (or is deemed to realize in certain circumstances) as a result of (i) certain increases in tax basis that occur as a result of (A) the reverse recapitalization (including as a result of cash received in the reverse recapitalization and debt repayment occurring in connection with the reverse recapitalization) or (B) exercises of the redemption or call rights set forth in the Nerdy LLC operating agreement, as amended; and (ii) imputed interest deemed to be paid by Nerdy Inc. as a result of, and additional basis arising from, any payments Nerdy Inc. makes under the Tax Receivable Agreement. Nerdy Inc. will retain the benefit of the remaining 15% of these net cash savings. If Nerdy Inc. elects to terminate the Tax Receivable Agreement early, Nerdy Inc. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it to the TRA Holders under the Tax Receivable Agreement (based upon certain valuation assumptions and deemed events set forth in the Tax Receivable Agreement).

As of December 31, 2025, Nerdy Inc. has not recognized a liability of $118,238 under the Tax Receivable Agreement after concluding it was not probable that such Tax Receivable Agreement payments would be paid based on its estimates of Nerdy's LLC future taxable income. Nerdy Inc. did not make any payments to the TRA Holders under the Tax Receivable Agreement during the years ended December 31, 2025, 2024, or 2023. The amounts payable under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount, character, and timing of the taxable income of the Company in the future. If the valuation allowance recorded against the deferred tax assets applicable to the tax attributes referenced above is released in a future period, the Tax Receivable Agreement liability may be considered probable at that time and recorded within earnings.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Independent Contractor Classification Matters

Varsity Tutors, a consolidated subsidiary of the Company, is subject to various legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of third-party Experts on its platform as independent contractors, and claims that, by the alleged misclassification, it has violated various labor and other laws that would apply to employees. Varsity Tutors disputes any allegations of wrongdoing and intends to continue to defend itself vigorously in these matters.

In 2019, a Complaint was filed in a Superior California Court against Varsity Tutors alleging that Varsity Tutors misclassified California tutors as independent contractors as opposed to employees in violation of the California Labor Code and seeking penalties and other remedies under California's Private Attorneys General Act ("PAGA"). In October 2023, Varsity Tutors agreed to a settlement in this matter. The Company expensed $1,700 related to this matter during the year ended December 31, 2023, which was included in "General and administrative expenses" in the Consolidated Statements of Operations. At December 31, 2024, the Company accrued $2,000 for this matter, which was included in "Other current liabilities" on the Consolidated Balance Sheet. The Court approved the aforementioned settlement, which Varsity Tutors paid in the first quarter of 2025.

For other proceedings challenging the classification of third-party Experts on its platform as independent contractors, the Company believes that it is at most only reasonably possible and not probable that Varsity Tutors will incur a loss under these legal and regulatory proceedings because of the Company's significant experience with such claims of this nature, as well as the Company's analysis of the facts and circumstances related to current claims. Additionally, the amount of loss cannot be reasonably estimated because the amount of loss contingency is often based on certain variable inputs (e.g., platform usage by the Expert, number of plaintiffs/claimants, jurisdiction, etc.) which make the determination of a range of loss not possible. As a result, there was no accrual recorded on the Consolidated Balance Sheets at December 31, 2025 or 2024 related to these matters. No expense was recorded in the years ended December 31, 2025, 2024, or 2023 related to these matters.

Other

The Company is subject to various other legal proceedings and actions in the normal course of business. In the opinion of management, based upon the information presently known, the ultimate liability, if any, arising from such pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accrual for estimated liabilities (if any), are not expected to be material individually or in the aggregate to the consolidated financial condition, result of operations, or cash flows of the Company. Although it is difficult to estimate the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters is not expected to be material to the consolidated financial condition, results of operations, or cash flows of the Company.

Executive Agreements

The Company maintains executive services agreements with certain members of its executive management team which contain separation from service clauses that provide for severance upon termination by the Company without cause, or certain other contractual terms.

NOTE 16 — STOCK-BASED COMPENSATION

Prior to the reverse recapitalization, Nerdy LLC's employees and executives participated in the Nerdy 2016 U.S. Unit Appreciation Rights Plan, the 2016 Canadian Unit Appreciation Rights Plan and the Varsity Tutors, LLC Incentive Unit Plan (collectively, the "Legacy Plans"). The Legacy Plans included unit appreciation rights ("UAR(s)"), which were converted into SARs with underlying equity being Class A Common Stock.

Following the reverse recapitalization, the Company's employees and Board of Directors began to participate in Nerdy Inc.'s 2021 Equity Incentive Plan (as amended, the "2021 Equity Plan"), which initially permitted the issuance of various stock-based compensation awards up to 27,775, including but not limited to SARs, RSUs, and Stock Options. The Company will no longer issue new awards under the Legacy Plans as all future grants will be issued under the 2021 Equity Plan or another equity plan that is approved by the Compensation Committee of the Company's Board of Directors. Awards issued under the 2021 Equity Plan have a maximum term of 10 years. Nerdy's stockholders approved an amendment to the 2021 Equity Plan to increase the number of authorized shares of Class A Common Stock that may be issued under the 2021 Equity Plan by 12,500 and to include an annual evergreen provision that allows for certain annual increases to the authorized shares.

Under the 2021 Equity Plan, Nerdy Inc. granted 9,258 RSUs , in lieu of any cash compensation, to the legacy Nerdy LLC founder in consideration of the participant's future continued employment with the Company (the "Founder's Award"). Each RSU represents the right to receive one share of Class A Common Stock. The RSUs will vest based on the achievement of stock price hurdles ranging from $18.00 per share to $42.00 per share. If the stock price hurdles are not met by September 20, 2028 ("Performance Period End Date"), the unvested RSUs will be forfeited. The Founder's Award grant-date fair value is recognized using the graded vesting method during which the employee is required to provide service in exchange for the award - the requisite service period. The grant date fair value per share was $5.06, and the requisite service period was determined to be the derived service period of 4.70 years.

Total compensation cost for the Company's non-cash stock-based compensation awards recognized in the years ended December 31, 2025, 2024, and 2023 consisted of:

Financial Statement Location	Year Ended December 31,		
	2025	2024	2023
Sales and marketing expenses	$ 1,321	$ 2,345	$ 2,795
General and administrative expenses	26,486	38,744	41,474
Fixed assets, net (capitalized internal-use software)	934	1,580	2,441
Total non-cash stock-based compensation costs	$ 28,741	$ 42,669	$ 46,710

As of December 31, 2025, the total non-cash stock-based compensation cost related to non-vested awards not yet recognized was $20,111, which is expected to be recognized over a weighted-average period of 1.53 years. The Company did not recognize any deferred tax benefit related to non-cash stock-based compensation expense for the years ended December 31, 2025, 2024, and 2023 as it had recorded a full valuation allowance against the deferred tax assets at Nerdy Inc. as of and for the years ended December 31, 2025, 2024, 2023. For additional discussion, see Note 6. As of December 31, 2025 and 2024, total non-cash stock-based compensation costs, net of accumulated amortization, capitalized as "Capitalized internal-use software" on the Consolidated Balance Sheets were $1,034 and $3,994, respectively. During the years ended December 31, 2025, 2024, and 2023, the Company amortized previously capitalized non-cash stock-based compensation costs of $1,728 and $1,554, and $1,016, respectively, which was included in "Cost of revenue" in the Consolidated Statements of Operations. At December 31, 2025, the Company recorded a charge for the abandonment of capitalized internal-use software, net of accumulated amortization, of which $2,166 related to non-cash stock-based compensation costs. The charge was included in "Cost of revenue" in the Consolidated Statements of Operations. For additional information, see Note 8.

SARs (formerly UARs)

in thousands, except SARs, which are in ones, or where otherwise indicated	SARs	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Terms in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2024	5,712,938	$ 2.20		
Granted	—	—		
Exercised	(64,832)	1.07		
Forfeited	—	—		
Expired	—	—		
Outstanding at December 31, 2025	5,648,106	2.22	3.61	$ 54
Vested and expected to vest as of December 31, 2025	5,648,106	2.22	3.61	54
Exercisable at December 31, 2025	5,648,106	2.22	3.61	54

The total intrinsic value of SARs exercised during the years ended December 31, 2025, 2024, and 2023 was $49, $29, and $1,171, respectively.

Stock Options

Stock Options are in ones and where otherwise indicated	Stock Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Terms in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2024	1,919,160	$ 4.11		
Granted	789,895	1.63		
Exercised	—	—		
Forfeited	(2,250)	11.20		
Expired	(222,851)	5.35		
Outstanding at December 31, 2025	2,483,954	3.20	7.85	$ —
Vested and expected to vest as of December 31, 2025	2,483,954	3.20	7.85	—
Exercisable at December 31, 2025	1,585,594	4.03	7.08	—

The fair value of each stock option was estimated on the date of grant using the Black-Scholes Model. The Company uses the simplified method for estimating a stock option term as it does not have sufficient historical stock options exercise experience upon which to estimate an expected term. The expected term was estimated based on the award's vesting period and contractual term. Expected volatilities are based on historical volatility trends and other factors. The risk-free rate was the interpolated U.S. Treasury rate for a term equal to the expected term. The dividend yield was set at zero as the Company does not intend to pay a dividend in the foreseeable future. The weighted-average assumptions and fair values for stock options granted are summarized in the table below.

	2025	2024	2023
Expected term (in years)	5.50	5.64	5.50
Expected stock price volatility	86.8%	80.7%	83.0%
Risk-free interest rate	3.8%	4.6%	3.4%
Expected dividends	—%	—%	—%
Fair Value (per stock option)	$1.18	$1.80	$2.10

There were no stock options exercised during the years ended December 31, 2025, 2024, or 2023.

RSUs

RSUs in ones and where otherwise indicated	RSUs	Weighted-Average Grant Date Fair Value Per Share
Nonvested at December 31, 2024	14,893,032	$ 2.56
Granted	5,713,869	1.45
Vested	(5,884,507)	2.95
Forfeited	(6,852,512)	2.01
Nonvested at December 31, 2025	7,869,882	1.93

The grant date fair value of each RSU award was determined based upon the closing price of the Company's Class A Common Stock on the date of grant. The weighted-average grant date fair value per share of RSUs granted during the years ended December 31, 2025, 2024, and 2023 was $1.45, $2.09, and $3.83, respectively. The total vest date fair value of RSUs that vested during the years ended December 31, 2025, 2024, and 2023 was $8,805, $15,016, and $27,627, respectively.

RSUs - Market-Based Performance Restricted Stock Units ("Market PRSU(s)")

Market PRSUs in ones and where otherwise indicated	Market PRSUs	Weighted-Average Grant Date Fair Value Per Share
Nonvested at December 31, 2024	—	$ —
Granted	3,075,665	1.63
Vested	—	—
Forfeited	(1,317,996)	1.63
Nonvested at December 31, 2025	1,757,669	1.63

During the year ended December 31, 2025, the Company granted Market PRSUs to certain employees, which is a RSU with a time vesting condition coupled with a market condition. The number of Market PRSUs earned shall be determined by reference to the Company's Total Shareholder Return ("TSR") relative to the Company's stock price of $1.62. No PRSUs shall be deemed vested until such date as of which both the time vesting condition and market condition have been satisfied. 50% of the Market PRSUs shall satisfy the market condition upon the occurrence of Milestone 1 and 50% of the Market PRSUs shall satisfy the market condition upon the occurrence of Milestone 2. The milestones of the Market PRSUs granted during the year ended December 31, 2025 are as follows:

- *Milestone 1*: Delivery of 100% TSR, i.e., an average closing stock price of $3.24, calculated over any 20 day trading period during the performance period of three years. In the event the 100% TSR is not achieved on or prior to the last day of the performance period, the entire award will be forfeited.

- *Milestone 2*: Delivery of 200% TSR, i.e., an average closing stock price of $4.86, calculated over any 20 day trading period during the performance period of three years. In the event the 200% TSR is not achieved on or prior to the last day of the performance period, 50% of the award will be forfeited.

The grant date fair value of the Market PRSUs granted during the year ended December 31, 2025 was determined using a Monte Carlo simulation. Inherent in the Monte Carlo Option Pricing Method are assumptions related to expected stock-price volatility, expected term, and risk-free interest rate. Expected volatilities are based on historical and implied volatility trends. The risk-free interest rate was based on the U.S. Treasury zero-coupon yield curve for a maturity similar to the expected term of the Market PRSUs. The expected term of the Market PRSUs was assumed to be equivalent to the contractual term of three years. The assumptions used to value the Market PRSUs at each respective milestone are summarized in the table below.

	Milestone 1	Milestone 2
Expected term (in years)	3.00	3.00
Stock price	$1.95	$1.95
Expected stock price volatility	96.0%	96.0%
Risk-free interest rate	4.2%	4.2%
Stock price hurdle	$3.24	$4.86
Fair Value (per award)	$1.72	$1.54

NOTE 17 — SEGMENT INFORMATION

The Company has one reportable segment: Tutoring. The Tutoring Segment generates revenue by selling services to Learners and Institutions for tutoring that are fulfilled by Experts, who deliver instruction on its behalf through its proprietary Live Learning Platform. The Company does not have intra-entity sales or transfers. The accounting policies of the Tutoring Segment are the same as those described in Note 2.

The Company's CODM is the Chief Executive Officer of the Company, who evaluates the Company's financial information and resources and assesses the performance of these resources on a consolidated basis. The Company's CODM assesses performance of the Tutoring Segment and decides how to allocate resources based on consolidated net loss that also is reported in the Consolidated Statements of Operations as "Net Loss." Consolidated net loss is used to monitor budget versus actual results in order to assess the performance of the Tutoring Segment. The measure of segment assets is reported on the Consolidated Balance Sheets as "Total Assets." The segment additions to property are reported in the Consolidated Statements of Cash Flows as "Capital expenditures."

Substantially all of the Company's tangible long-lived assets and revenues are located within the U.S. The Company does not have a customer that accounted for more than 10% of its consolidated net sales. See Note 5 for the Company's revenue by business category.

The following table presents information about the Company's Tutoring Segment for the periods presented.

	Year Ended December 31,		
	2025	2024	2023
Revenue	$ 178,988	$ 190,231	$ 193,399
Less:			
Cost of revenue	75,208	61,837	56,952
Employee-related expense (excluding product and development expense)	77,846	94,937	85,756
Marketing expense	30,948	39,593	43,043
Product and development expense	41,338	43,928	40,859
Depreciation and amortization of intangible assets	1,200	1,512	1,504
Other segment items (a)	14,310	18,555	22,837
Unrealized loss on derivatives, net	—	—	13,385
Interest income, net	(1,073)	(3,104)	(3,377)
Income tax expense	159	115	109
Segment Net Loss	$ (60,948)	$ (67,142)	$ (67,669)

(a) Other segment items consists of tutor acquisition costs, professional services expense, restructuring expense, provisions for legal settlement, rent expense, and other overhead expense.

ITEM 9.   CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2025. Based on that evaluation, the Company's CEO and CFO concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Limitations on Effectiveness of Controls and Procedures

Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2025, our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control - Integrated Framework (2013)*. Based on management's assessment utilizing these criteria, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which appears in Item 8 of this report.

ITEM 9B. OTHER INFORMATION.

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the three months ended December 31, 2025, the adoption or termination of contracts, instructions, or written plans for the purchase or sale of our securities by a director or "officer," as defined in Rule 16a-1(f) under the Exchange Act, each of which is intended to satisfy the affirmative defense conditions of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K, were as follows:

Name	Title	Action	Date Adopted	Expiration Date	Aggregate Number of Securities to be Sold
Christopher Swenson	Chief Legal Officer	Adoption	12/5/2025	2/12/2027	220,000

No other director or "officer," as defined in Rule 16a-1(f) under the Exchange Act, of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K during the three months ended December 31, 2025.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item is included in the Company's definitive proxy statement for its 2026 annual meeting of stockholders, to be filed with the United States Securities and Exchange Commission within 120 days after December 31, 2025 (the "2026 Proxy Statement") and is hereby incorporated by reference. Information regarding executive officers of the Company is included under the heading "Information about our Executive Officers" in "Business" in Part I, Item 1 of this report.

Code of Conduct

The Company has adopted a code of ethics, our Code of Conduct, applicable to our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer, which sets forth the Company's expectations for the conduct of business by our directors, officers, and employees. The Code of Conduct is available on the Company's website at www.nerdy.com. In the event the Company amends the Code of Conduct or waivers of compliance are granted and it is determined that such amendments or waivers are subject to the disclosure provisions of Item 5.05 of Form 8-K, the Company will post such amendments or waivers on its website or in a report on Form 8-K.

Insider Trading Policy

The Company has adopted an insider trading policy governing the purchase, sale, and/or other disposition of its securities by its directors, officers and employees, which it believes is reasonably designed to promote compliance with insider trading laws, rules, and regulations and the applicable exchange listing standards.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is included in the 2026 Proxy Statement and is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is included in the 2026 Proxy Statement and is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is included in the 2026 Proxy Statement and is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is included in the 2026 Proxy Statement and is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Documents filed as a part of this report:

1. <u>Financial Statements</u>. The following consolidated financial statements of Nerdy Inc. are filed as a part of this document under Part II, Item 8.

- Report of Independent Registered Public Accounting Firm
- Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023
- Consolidated Statements of Comprehensive Loss for the years ended December 31, 2025, 2024, and 2023
- Consolidated Balance Sheets at December 31, 2025 and 2024
- Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023
- Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2025, 2024, and 2023
- Notes to Consolidated Financial Statements

2. <u>Financial Statement Schedules</u>. None. Schedules not included have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. <u>Exhibits</u>.

Exhibit No.	Description
3.1	Certificate of Incorporation of Nerdy Inc. (incorporated by reference to Exhibit 3.1 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595)).
3.2	Bylaws of Nerdy Inc. (incorporated by reference to Exhibit 3.2 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595)).
4.1	Stockholders Agreement, dated as of January 28, 2021, by and among TPG Pace Tech Opportunities Corp., each of (i) TPG Pace Tech Opportunities Sponsor, Series LLC, (ii) TCV VIII (A) VT, Inc. and TCV VIII (A), L.P., (iii) LCSOF XI VT, Inc, Learn Capital Special Opportunities Fund XIV, L.P., Learn Capital Special Opportunities Fund XV, L.P., Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P. and Learn Capital Special Opportunities Fund XVI, L.P. (A), L.P. and (iv) Cohn Investments, LLC and Charles K. Cohn VT Trust U/A/D May 26, 2017 (incorporated by reference to Exhibit 10.2 filed with TPG Pace's Form 8-K filed by TPG Pace on January 29, 2021 (File No. 001-39595).
4.2	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595).
4.3	Description of Securities of Nerdy Inc. (incorporated by reference to Exhibit 4.3 filed with Nerdy Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024 filed by Nerdy Inc. on February 27, 2025 (File No. 001-39595)).
10.1	Second Amended and Restated Limited Liability Company Agreement of Nerdy LLC (incorporated by reference to Exhibit 10.2 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595).
10.2	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Nerdy LLC, dated March 14, 2022 (incorporated by reference to exhibit 10.2 filed with Nerdy's Form 10-Q for the quarterly period ended March 31, 2022 filed by Nerdy Inc. on May 16, 2022 (File No. 001-39595)).
†10.3	Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 filed with TPG Pace' Form 8-K filed by TPG Pace on January 29, 2021 (File No. 001-39595)).
†10.4	First Amendment to the Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 filed with Nerdy's Form 8-K filed by Nerdy Inc. on May 5, 2022 (File No. 001-39595)).
†10.5	Forms of Award Agreements under the Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595)).
10.6	Form of Tax Receivable Agreement dated as of September 20, 2021 between Nerdy Inc. and the holders party thereto (incorporated by reference to Exhibit 10.3 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595).

Exhibit No.	Description
10.7	First Amendment to the Tax Receivable Agreement, dated March 25, 2022 (incorporated by reference to exhibit 10.1 filed with Nerdy's Form 10-Q for the quarterly period ended March 31, 2022 filed by Nerdy Inc. on May 16, 2022 (File No. 001-39595)).
10.8	Form of Indemnity Agreement for Directors (incorporated by reference to Exhibit 10.7 filed with Nerdy's Form 8-K filed by Nerdy Inc. on September 24, 2021 (File No. 001-39595).
†10.9	Form W-2 Executive Services Agreement with Nerdy Inc. and Nerdy LLC (incorporated herein by reference to Exhibit 10.18 filed with Nerdy Inc.'s Form 10-Q for the quarterly period ended September 30, 2021 filed by Nerdy Inc. on November 15, 2021 (File No.001-39595)).
†10.10	Varsity Tutors LLC 2016 U.S. Unit Appreciation Rights Plan (incorporated herein by reference to Exhibit 99.2 filed with Nerdy Inc.'s Registration Statement S-8 filed by Nerdy Inc. on November 29, 2021 (File No.333-261401)).
†10.11	Varsity Tutors LLC 2016 Canadian Unit Appreciation Rights Plan (incorporated herein by reference to Exhibit 99.3 filed with Nerdy Inc.'s Registration Statement S-8 filed by Nerdy Inc. on November 29, 2021 (File No.333-261401)).
†10.12	Nerdy Inc. Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 filed with Nerdy's Form 8-K filed by Nerdy Inc. on May 5, 2023 (File No. 001-39595)).
10.13	Amendment No.1 to the Warrant Agreement, dated as of September 26, 2023, by and between Nerdy Inc. and Continental Stock & Transfer Trust Company, as warrant agent (incorporated by reference to Exhibit 10.1 filed with Nerdy Inc.'s Form 8-K filed by Nerdy Inc. on September 26, 2023 (File No. 001-39595)).
10.14	Form of Earnout Equity Cancellation and Release Agreement, by and among Nerdy Inc., Nerdy LLC, and each of the holders party thereto (incorporated by reference to Exhibit 10.2 filed with Nerdy Inc.'s Form 8-K filed by Nerdy Inc. on September 26, 2023 (File No. 001-39595)).
†10.15	Founder Performance Award Agreement under the 2021 Nerdy Inc. Equity Incentive Plan, between Nerdy Inc. and Charles Cohn (incorporated by reference to Exhibit 10.22 filed with Nerdy Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024 filed by Nerdy Inc. on February 27, 2025 (File No. 001-39595)).
†10.16	Form of Performance-Based Restricted Stock Unit Award Agreement under the 2021 Nerdy Inc. Equity Incentive Plan.(incorporated by reference to Exhibit 10.23 filed with Nerdy Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024 filed by Nerdy Inc. on February 27, 2025 (File No. 001-39595)).
10.17	Loan and Security Agreement dated November 3, 2025, by and among Nerdy Inc., Nerdy LLC, Varsity Tutors LLC, Varsity Tutors for School LLC, Live Learning Technologies Shared Resources LLC, certain affiliates of Hercules Capital, Inc., and Hercules Capital, Inc (incorporated by reference to Exhibit 10.1 filed with Nerdy Inc.'s Form 8-K filed by Nerdy Inc. on November 6, 2025 (File No. 001-39595)).
†10.18	Executive Services Agreement, dated as of July 29, 2025, by and between John Paszterko and Nerdy Inc, Nerdy LLC, and Live Learning Shared Resources LLC (incorporated by reference to Exhibit 10.1 filed with Nerdy Inc.'s Form 10-Q for the quarterly period ended September 30, 2025 filed by Nerdy Inc. on November 6, 2025 (File No. 001-39595)).
19.1	Insider Trading Policy of Nerdy Inc, effective as of November 1, 2023 (incorporated by reference to Exhibit 19.1 filed with Nerdy Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024 filed by Nerdy Inc. on February 27, 2025 (File No. 001-39595)).
21.1	List of Subsidiaries of Nerdy Inc. (incorporated by reference to Exhibit 21.1 filed with Nerdy Inc.'s Form S-1 filed by Nerdy Inc. on October 15, 2021 (File No. 333-260266)).
23.1	Consent of PricewaterhouseCoopers LLP.
24.1	Power of Attorney (Included under Signatures).
31.1	Certification of Charles Cohn pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 26, 2026.
31.2	Certification of Jason Pello pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 26, 2026.
*32.1	Certification of Charles Cohn and Jason Pello, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 26, 2026.
97.1	Nerdy Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 filed with Nerdy Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023 filed by Nerdy Inc. on February 27, 2024 (File No. 001-39595)).

Exhibit No.	Description
101.INS	The instance document does not appear in the interactive data file because its XBRL (eXtensible Business Reporting Language) tags are embedded within the Inline XBRL document.
101.SCH	iXBRL (Inline XBRL) Taxonomy Extension Schema Document.
101.CAL	iXBRL (Inline XBRL) Taxonomy Calculation Linkbase Document.
101.DEF	iXBRL (Inline XBRL) Taxonomy Definition Linkbase Document.
101.LAB	iXBRL (Inline XBRL) Taxonomy Label Linkbase Document.
101.PRE	iXBRL (Inline XBRL) Taxonomy Presentation Linkbase Document.
104	The cover page from the Company's Form 10-K for the year ended December 31, 2025, formatted in iXBRL (Inline XBRL) and contained in Exhibit 101.

† These exhibits constitute management contracts, compensatory plans, and arrangements.

* These certifications are deemed not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Nerdy Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nerdy Inc.

Date: February 26, 2026

By: /s/ Charles Cohn

Name: Charles Cohn

Title: President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Charles Cohn and Jason Pello, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resolution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Charles Cohn Charles Cohn	Director, President, and Chief Executive Officer (Principal Executive Officer)	February 26, 2026
/s/ Jason Pello Jason Pello	Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2026
/s/ Abigail Blunt Abigail Blunt	Director	February 26, 2026
/s/ Robert Hutter Robert Hutter	Director	February 26, 2026
/s/ Christopher Marshall Christopher Marshall	Director	February 26, 2026
/s/ Gregory Mrva Gregory Mrva	Director	February 26, 2026
/s/ Stuart Udell Stuart Udell	Director	February 26, 2026